N|V|5

2023 | **ANNUAL REPORT**







TESTING, INSPECTION & CONSULTING | INFRASTRUCTURE | UTILITY SERVICES | ENVIRONMENTAL HEALTH SCIENCES | BUILDINGS & TECHNOLOGY | GEOSPATIAL TECHNOLOGY



NASDAQ GS: NVEE



ABOUT NV5

NV5 Global, Inc. (NASDAQ GS: NVEE) is a provider of technology, conformity assessment, and consulting solutions for public and private sector clients supporting utility, infrastructure, and building assets and systems. The Company primarily focuses on six business verticals: utility services, geospatial, infrastructure engineering, buildings & technology, testing, inspection & consulting, and environmental health sciences. NV5 operates out of more than 100 offices nationwide and abroad.

Additional information about NV5 and the services we provide can be found on the Company's website at www.NV5.com.

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company cautions that these statements are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements contained in this report. Such factors include: (a) changes in demand from the local and state government and private clients that we serve; (b) general economic conditions, nationally and globally, and their effect on the market for our services; (c) competitive pressures and trends in our industry and our ability to successfully compete with our competitors; (d) changes in laws, regulations, or policies; and (e) the "Risk Factors" set forth in the Company's most recent SEC filings.

All forward-looking statements are based on information available to the Company on the date hereof, and the Company assumes no obligation to update such statements, except as required by law.

You may obtain copies of NV5's annual report and Form 10-K without charge by contacting our Investor Relations Department via email at ir@nv5.com or via phone at 954.637.8048.



DEAR STOCKHOLDERS,

NV5 delivered a record year in 2023, generating $862 million in gross revenues and $45 million in net income, demonstrating the impact of NV5's business model on our continued growth in revenue and profitability.

NV5 is pleased to lead the engineering and consulting sector in the adoption of tech-enabled solutions to meet the infrastructure demands of a growing population. Through organic growth and strategic acquisitions, NV5 strengthened its position in mission critical data center services, and we know of no other firm that delivers more MEP design, installation consulting, and commissioning of international data centers than NV5. NV5 also expanded its position as the leading provider of geospatial data analytics and subscription-based software. We will continue to identify technological innovations to meet the growing demands on infrastructure and provide competitive advantages to NV5.

We operate in rapidly growing market sectors, and we are well-positioned to accelerate organic growth in our key target markets, including utility services, sustainable infrastructure, mission critical data centers, clean energy, and geospatial services.

Demand for resilient infrastructure that meets the challenges of increasing capacity for electrical transmission and distribution, sea level rise, and intensifying environmental impacts continue to drive growth in NV5's infrastructure business, and NV5 is well-positioned to support sustainable infrastructure investments. Our technology and buildings business is expected to continue benefiting from investments in clean energy and energy efficiency, international data center expansion, and mega projects to support the economic transition in Saudi Arabia away from its dependence on oil and gas. In the geospatial business, NV5 continues to deliver strong organic growth and profitability as clientele expand the use of geospatial data for water and natural resource management, defense and intelligence, climate change, and utility asset management applications.

We completed seven acquisitions in 2023, expanding our capabilities in geospatial technology and subscription-based software, data center services, and building technology offerings. Earlier in the year, we acquired a leader in geospatial defense and intelligence data analytics and expanded subscription-based geospatial software offerings. NV5's information technology and utility infrastructure services for data centers were expanded, and we also strengthened owner representation and structural engineering capabilities to support our high margin forensics engineering business. Mergers and acquisitions activity continues to be strong in 2024, and we anticipate another active year for acquisitions.

The NV5 business model continues to drive growth and profitability that exceeds the industry average. We are well-positioned to accelerate our organic growth in 2024 through our tech-enabled service capabilities and high growth sector focus.



NV5

THE NEXUS OF ENGINEERING & TECHNOLOGY

Since 1960, the world population has grown at a rate of one billion people every 12 years, placing ever increasing demands on limited resources and aging infrastructure. We must adopt technology and innovation for infrastructure to meet the challenges of a growing demand on resources. NV5 is leading the way in this regard.

NV5 employs cutting-edge engineering and geospatial solutions to improve the efficiency, resilience, and capacity of electrical distribution, transportation and water infrastructure, data center management and storage, building and facility systems, and water and natural resources. Our technological innovations deliver precise and reliable solutions to these global challenges.

In 2023, NV5 continued the expansion of its technology services through four tech-based acquisitions in geospatial data analytics, software as a service, and data center information technology and utility infrastructure services. We will continue to make investments in novel, high-tech solutions that are in high demand, recurring in nature, and scalable.



Utility Undergrounding

Over 1,000 miles of utility underground through tech-enabled proprietary methodology



Utility Asset & Vegetation Management

Over 100,000 miles of electrical transmission scanned per year



Water Conservation

Geospatial snow cap, reservoir, and groundwater predictive analytics to assess water availability



Electric Vehicle Charging Stations

Planning, design, and oversight for over 400 electric vehicle projects



Energy Efficiency

Real-time monitoring of 5,000,000 data points/minute on over 30,000,000 ft^2 of facilities



Green Infrastructure

Over 2,000 green infrastructure installations

$1 BILLION IN 2024

In 2021, we established a goal of $1 billion in gross revenue run rate by the end of 2024, and we are on track to achieve this goal. We enter 2024 with a record backlog and a focus on generating organic growth across all of our segments. NV5's 4,500 employees are committed to achieving our growth target and are working together toward our collective goal.

Acquisitions will continue to be an integral part of our growth strategy, and we will invest in high-margin services that employ new technologies, strengthen our verticals, provide strong barriers to entry, and deliver competitive advantages to accelerate NV5's organic growth.

We are excited about the growth opportunities for NV5 in 2024 and beyond, and we thank you for your continued support of NV5.

Sincerely,



Dickerson Wright, P.E.
Executive Chairman

NV5 Global, Inc. | 200 South Park Road, Suite 350 | Hollywood, Florida 33021 | Tel 954.495.2112 | Fax 954.495.2102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-35849

NV5 Global, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**45-3458017**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 South Park Road, Suite 350, Hollywood, FL	**33021**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (954) 495-2112

Securities Registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	**NVEE**	**The NASDAQ Stock Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer	Smaller reporting company ☐
☒	☐	☐	

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the last business day of the registrant's most recently completed second fiscal quarter was approximately $1.5 billion. For purposes of this computation, all officers, directors, and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the registrant.

As of February 16, 2024, there were 15,916,943 shares outstanding of the registrant's common stock, $0.01 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2024 definitive Proxy Statement are incorporated by reference into Part III of this Form 10-K.

NV5 GLOBAL, INC.
FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

Cautionary Statement about Forward Looking Statements

Our disclosure and analysis in this Annual Report on Form 10-K and in our 2023 Annual Report to Stockholders, including all documents incorporated by reference, contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995. From time to time, we also provide forward-looking statements in other materials we release to the public, as well as oral forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding our "expectations," "hopes," "beliefs," "intentions," or "strategies" regarding the future. In addition, any statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. We have tried, wherever possible, to identify such statements by using words such as "anticipate," "believe," "expect," "intend," "estimate," "predict," "project," "may," "might," "should," "would," "will," "likely," "will likely result," "continue," "could," "future," "plan," "possible," "potential," "target," "forecast," "goal," "observe," "seek," "strategy," and other words and terms of similar meaning, but the absence of these words does not mean that a statement is not forward looking. The forward-looking statements in this Annual Report on Form 10-K reflect the Company's current views with respect to future events and financial performance.

Forward-looking statements are not historical factors and should not be read as a guarantee or assurance of future performance or results, and will not necessarily be accurate indications of the times at, or by, or if such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made or management's good faith beliefs, expectations, and assumptions as of that time with respect to future events. Because forward-looking statements relate to the future, they are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

- our ability to retain the continued service of our key professionals and to identify, hire, and retain additional qualified professionals,

- changes in demand from the local and state government and private clients that we serve,

- any material outbreak or material escalation of international hostilities, including developments in the conflict involving Russia and the Ukraine or the war involving Israel and Hamas, and the economic consequences of related events such as the imposition of economic sanctions and resulting market volatility,

- changes in general domestic and international economic conditions such as inflation rates, interest rates, tax rates, higher labor and healthcare costs, insurance rates, recessions, and changing government policies, laws, and regulations, including those relating to energy efficiency,

- the U.S. government and other governmental and quasi-governmental budgetary and funding approval process,

- our ability to successfully execute our mergers and acquisitions strategy, including the integration of new companies into our business,

- the possibility that our contracts may be terminated by our clients,

- our ability to win new contracts and renew existing contracts,

- competitive pressures and trends in our industry and our ability to successfully compete with our competitors,

- our dependence on a limited number of clients,

- our ability to complete projects timely, in accordance with our customers' expectations, or profitability,

- our ability to successfully manage our growth strategy,

- our ability to raise capital in the future,

- the credit and collection risks associated with our clients,

- our ability to comply with procurement laws and regulations,

- weather conditions and seasonal revenue fluctuations that may adversely impact our financial results,

- the enactment of legislation that could limit the ability of local, state, and federal agencies to contract for our privatized services,

- our ability to complete our backlog of uncompleted projects as currently projected,

- the risk of employee misconduct or our failure to comply with laws and regulations,

- our ability to control, and operational issues pertaining to, business activities that we conduct with business partners and other third parties,

- our need to comply with a number of restrictive covenants and similar provisions in our senior credit facility that generally limit our ability to (among other things) incur additional indebtedness, create liens, make acquisitions, pay dividends, and undergo certain changes in control, which could affect our ability to finance future operations, acquisitions or capital needs,

- significant influence by our principal stockholder and the existence of certain anti-takeover measures in our governing documents, and

- other factors identified throughout this Annual Report on Form 10-K, including those discussed under the headings "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business."

There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties, or assumptions, many of which are beyond our control, that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Annual Report on Form 10-K will in fact transpire or prove to be accurate. Readers are cautioned to consider the specific risk factors described herein and in Item 1A. *Risk Factors* of this Annual Report on Form 10-K, and not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof.

The Company undertakes no obligation to update or publicly revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities laws. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this paragraph. You are advised, however, to consider any further disclosures we make on related subjects in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and our other filings with the Securities and Exchange Commission (the "SEC"). Also note that we provide a cautionary discussion of risks and uncertainties relevant to our business under Item 1A, *Risk Factors,* of this Form 10-K. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand it is not possible to predict or identify all such factors.

References in this Annual Report on Form 10-K to "NV5 Global," the "Company," "we," "us," and "our" refer to NV5 Global, Inc., a Delaware corporation, and its consolidated subsidiaries.

ITEM 1.   BUSINESS

Overview

NV5 Global is a provider of technology, conformity assessment, consulting solutions, and software applications to public and private sector clients in the infrastructure, utility services, construction, real estate, environmental, and geospatial markets, operating nationwide and abroad. The Company's clients include the U.S. Federal, state and local governments, and the private sector. NV5 Global provides a wide range of services, including, but not limited to:

● Utility services	● Commissioning
● LNG services	● Building program management
● Engineering	● Environmental health & safety
● Civil program management	● Real estate transaction services
● Surveying	● Energy efficiency & clean energy services
● Construction quality assurance	● Mission critical services
● Code compliance consulting	● 3D geospatial data modeling
● Forensic services	● Environmental & natural resources
● Litigation support	● Robotic survey solutions
● Ecological studies	● Geospatial data applications & software
● MEP & technology design	

NV5 Global originally operated as "Nolte Associates, Inc." in California prior to its acquisition in 2010. The Company completed its initial public offering in March 2013 and has since expanded its scope and service offerings organically and through acquisitions. We are headquartered in Hollywood, Florida, and operate our business from over 100 locations in the U.S. and abroad. All of the Company's offices utilize its shared services platform, which consists of human resources, marketing, finance, information technology, legal, corporate development, and other resources. The platform is scalable and optimizes the performance and efficiency of our business as we grow. Our centralized shared services platform allows us to better manage our business through the application of universal financial and operational controls and procedures and increased efficiencies, and drives lower-cost solutions.

Our primary clients include the U.S. Federal, state, municipal, and local government agencies, and military and defense clients. We also serve quasi-public and private sector clients from the education, healthcare, utility services, and public utilities, including schools, universities, hospitals, health care providers, and insurance providers.

During our 74 years in the engineering and consulting business, we have worked and continue to work with many clients including (in alphabetical order):

Airports	*Commercial*
Boston Logan Airport, MA	Bronx Zoo Astor Court Reconstruction, NY
Chicago O'Hare International Airport, IL	Cleveland Museum of Art, OH
Dallas Fort Worth International Airport, TX	Las Vegas City Hall, NV
Fort Lauderdale Hollywood International Airport, FL	Manhattan Waterfront Greenway Improvement, NY
JFK International Airport, NY	Massachusetts Division of Capital Asset Management, MA
Los Angeles World Airports, CA	Rose Bowl Stadium, CA
McCarran International Airport, NV	The National World War II Museum, LA
Miami International Airport, FL	*Healthcare*
Orlando International Airport, FL	Atrium Health, NC
San Diego International Airport, CA	Boston Children's Hospital, MA
Education and Public Institutions	Cleveland Clinic, OH
Colorado State University	Tufts Medical Center, MA

Florida State University, FL
Harvard University, MA
Michigan State University, MI
Princeton University, NJ
Rutgers University, NJ
Rice University, TX
Stanford University, CA
University of San Diego, CA
University of Illinois, IL
University of Iowa, IA
University of Maryland, MD
University of Massachusetts, MA
University of Miami, FL
University of Minnesota, MN
University of North Carolina, NC
University of Texas, TX
University of Utah, UT
University of Virginia, VA
Wake Forest University, NC

Federal, State, Municipal and Local Government Agencies

Broward County, FL
California Department of Resources
City of Albuquerque, NM
City of Austin, TX
City of Bakersfield, CA
City of Carlsbad, CA
City of Colorado Springs, CO
City of Fresno, CA
City of Miami, FL
City of Oceanside, CA
City of Pasadena, CA
City of Philadelphia, PA
City of Phoenix, AZ
City of Sacramento, CA
City of San Diego, CA
Commonwealth of Kentucky
County of San Diego, CA
Imperial County, CA
Kentucky Commonwealth Office of Technology
Los Angeles Department of Public Works, CA
Miami-Dade County, FL
Minnesota Department of Natural Resources
Montana Department of Natural Resources and Conservation
National Aeronautics and Space Administration
National Oceanic and Atmospheric Administration
New York City Economic Development Corporation, NY
New York Department of Environmental Protection

University of Kansas Medical Center, KS

Military

National Geospatial-Intelligence Agency
Peterson Air Force Base, CO
U.S. Army Corp Engineers
U.S. Department of Defense
U.S. Department of Veteran Affairs

Power and Utilities

Duke Energy, NC
Florida Power and Light, FL
Minnesota Power, MN
National Grid
New York Power Authority, NY
NextEra Energy, FL
PECO Energy Company
Piedmont Natural Gas, NC
Portland General Electric, OR
Potomac Electric Power Company
Sabal Trail Transmission Company
San Diego Gas & Electric, CA
Southern California Gas Company, CA
Spectra Energy, TX

Transportation

California Department of Transportation, or Caltrans, CA
California High Speed Rail, CA
Caldecott Tunnel
Colorado Department of Transportation
County of Merced, CA
Florida Department of Transportation
Georgia Department of Transportation
Illinois Department of Transportation
Macau Light Rail System
Massachusetts Port Authority
New Jersey Department of Transportation, NJ
New Jersey Turnpike Authority, NJ
New Mexico Department of Transportation
New York Department of Transportation, NY
North Carolina Department of Transportation
Oregon Department of Transportation
Port Authority of New York and New Jersey
South Carolina Department of Transportation
Utah Department of Transportation, UT
Wisconsin Department of Transportation

Water

California Department of Water Resources
Colorado Water Conservation Board
Metropolitan Water District of Southern California, CA

New York City Housing Authority, NY

New York City Parks, NY

North Carolina Department of Information Technology

North Central Texas Government

Oregon Geospatial Enterprise Office

Oregon LiDAR Consortium

San Diego County, CA

Santa Clara County Government, CA

U.S. Bureau of Land Management

U.S. Department of Energy

U.S. Department of Homeland Security

U.S. Environmental Protection Agency

U.S. Geological Survey (USGS)

Washington Department of Natural Resources

Worcester Housing Authority

National Oceanic and Atmospheric Administration (NOAA)

Poseidon Desalination Plant, CA

South Florida Water Management District, FL

Southwest Florida Water Management District

Competitive Strengths

We believe we have the following competitive strengths:

Organizational structure that enhances client service. We operate our business using a flat vertical structure organized by service offerings rather than a matrix structure organized by geography, which is common among our competitors. Our structure ensures that clients have access to the entire platform of services we offer and the most highly qualified professionals within those service verticals, regardless of the location of the project. Our most skilled engineers and professionals in each service sector work directly with the clients requesting those services, which facilitates relationship-based interactions between our key employees and our clients and promotes long-term client relationships. In addition, our vertical structure encourages entrepreneurialism among our professionals.

Expertise in local markets. To support our vertical service model, we maintain over 100 locations in the United States and abroad. Each of our offices is staffed with licensed or certified professionals who understand the local and regional markets in which they serve. Our local professionals focus on client engagement within their local market while benefiting from the back-office support functions of our shared services platform.

Synergy among our service verticals. We create value for our clients and our shareholders by encouraging our professionals across service verticals to work together to pursue new work, new clients, and to expand the range of services we can provide our existing clients. Our commitment to cross-selling minimizes our use of sub-consultants to meet our clients' needs and helps maximize organic growth.

Strong, long-term client relationships. By combining local market experience and expert services in multiple verticals, we have developed strong relationships with our core clients. Some of our professionals have worked with key clients for decades, including government transportation agencies, public utilities, and local or state municipalities. By serving as a long-term partner with our clients, we gain a deeper understanding of their overall business needs as well as the unique technical requirements of their projects.

Experienced, talented, and motivated employees. We employ licensed and experienced professionals with a broad array of specialties and a strong customer service orientation. Our senior staff have an average of more than 20 years of operating and management experience in the engineering and consulting industry. We prioritize the attraction, motivation, and retention of top professionals to serve our clients. Our compensation system includes performance-based incentives, including opportunities for stock ownership.

Industry-recognized quality of service. We have developed a strong reputation for quality service based upon our industry-recognized depth of experience, ability to attract and retain quality professionals, expertise across multiple service sectors, and our commitment to strategic growth. During the past several years, we have received many industry awards and national rankings, including:

- Advisory Board at Harvard Graduate School of Design for Sustainable Infrastructure - 2023, 2022, 2021
- Building Design + Construction Magazine's Top 50 State Government Building Engineering Firms - #9 (2023)
- Building Design + Construction Magazine's Top 65 Airport Terminal Engineering Firms - #12 (2023), #8 (2022)
- Building Design + Construction Magazine's Top 75 Engineering Firms - #7 (2023)
- Building Design + Construction Magazine's Top 75 Hospitality Facility Engineering Firms - #8 (2023)
- Building Design + Construction Magazine's Top 75 Retail Sector Engineering and Engineering Architecture Firms - #14 (2023)
- Building Design + Construction Magazine's Top 80 K-12 School Engineering Firms - #8 (2023), #6 (2022)
- Building Design + Construction Magazine's Top 80 Local Government Building Engineering Firms - #14 (2023)
- Building Design + Construction Magazine's Top 80 University Building Engineering Firms - #6 (2023)
- Building Design + Construction Magazine's Top 90 Office Building Engineering Firms - #9 (2023)
- Building Design + Construction Magazine's Top 40 Engineering/Architecture Firm - #8 (2021)
- Consulting-Specifying Engineer Magazine Commissioning Giants List - #17 (2023), #19 (2022), #19 (2021)
- Consulting-Specifying Engineer Magazine MEP Giants List - #10 (2023), #18 (2022), #18 (2021)

- Engineering News-Record Top 100 Pure Designers - #12 (2023), #14 (2022), #14 (2021)
- Engineering News-Record Top 150 Global Firms - #62 (2021)
- Engineering News-Record Top 20 Design Firm by Sector: Power List - #13 (2023), #12 (2022), #13 (2021)
- Engineering News-Record Top 20 Design Firm by Sector: Water List - #19 (2023), #17 (2022), #18 (2021)
- Engineering News-Record Top 200 Environmental Firms - #62 (2023), #58 (2022), #72 (2021)
- Engineering News-Record Top 225 International Design Firms - 2023, 2022, 2021
- Engineering News-Record Top 50 Designers in International Markets List - #44 (2023), #48 (2022), #50 (2021)
- Engineering News-Record Top 500 Design Firms - #22 (2023), #24 (2022), #27 (2021)
- Engineering News-Record Top California Design Firms - #8 (2021)
- Environmental Analyst Top 100 Environmental & Sustainability Consultancy Firms - #15 (2021)
- Environmental Business Journal Achievement Award in Technical Achievement - 2021
- Environmental Business Journal's Top 600 Environmental Consulting & Engineering Firms - #46 (2021)
- Forbes America's Best Small Companies - (2022)

Growth Strategies

We intend to pursue the following growth strategies as we seek to expand our market share and position ourselves as a preferred, single-source provider of engineering and technical consulting services:

Seek strategic acquisitions to enhance or expand our services offerings. We seek acquisitions that allow us to expand or enhance our capabilities in existing service offerings, supplement existing service offerings with new, closely related service offerings, and expand the geographic footprint of our operations. In the analysis of new acquisitions, we pursue opportunities that provide the critical mass necessary to function as a profitable operation, that complement existing operations, and that have a strong potential for organic growth. We believe that expanding our business through strategic acquisitions will give us economies of scale in the areas of finance, human resources, marketing, administration, information technology, and legal, while also providing cross-selling opportunities among our service offerings. For information on our recent acquisitions, refer to the "Recent Acquisitions" section included under Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* included in this Annual Report on Form 10-K.

Continue to focus on public sector clients while building private sector client capabilities. We have historically derived the majority of our revenue from public and quasi-public sector clients. For the fiscal years 2023, 2022, and 2021, approximately 68%, 64%, and 65%, respectively, of our gross revenues were attributable to public and quasi-public sector clients. During unsteady economic periods, we have focused on public sector business opportunities resulting from public agency outsourcing. We are also positioned to address the challenges presented by the aging infrastructure system of the U.S. and the need to provide solutions for transportation, energy, water, and wastewater requirements. However, we also seek to obtain additional clients in the private sector, which typically experiences greater growth during times of economic expansion, through networking, participating in professional organizations, and direct sales. We will continue to pursue private sector clients when such opportunities present themselves. We believe our ability to service the needs of both public and private sector clients gives us the flexibility to seek and obtain engagements regardless of the current economic conditions.

Strengthen and support our human capital. Our experienced employees and management team are our most valuable resource. Attracting, training, and retaining key personnel are critical to our success. To achieve our human capital goals, we intend to remain focused on providing our personnel with entrepreneurial opportunities to expand our business within their areas of expertise. Our leaders, managers, and employees are provided an opportunity to participate in our equity incentive plan. We believe stock ownership promotes a performance-driven, long-term focus that aligns employees' interests with the interests of other NV5 shareholders. We will continue to provide our personnel with professional growth opportunities, through training, competitive benefits, and performance-based incentives such as stock ownership.

Reportable Segments

Our operations are organized into the following three operating and reportable segments:

Infrastructure ("INF"), includes our engineering, civil program management, utility services, and construction quality assurance practices.

Building, Technology & Sciences ("BTS"), includes our environmental health sciences, clean energy consulting, buildings and program management, and MEP & technology design practices.

Geospatial Solutions ("GEO"), includes our geospatial solution practices.

Description of Services

Infrastructure

Infrastructure, Engineering, and Support Services

We provide our clients with a broad array of services in the areas of infrastructure, engineering, and support. Our integrated approach provides our clients with consistency and accountability for the duration of the project and allows us to create value by maximizing efficiencies of scale. Our services include:

Site selection and planning. The site selection phase includes access assessment, parcel identification, easement descriptions, land use permitting, pipeline routing analysis, site constraints analysis, surveying and mapping, and regulatory compliance.

Design. The design phase includes architecture, engineering, planning, urban design, landscape architecture, road design, grading design, alignment design, laydown design, station pad design, storm drain design, storm water management, water supply engineering, site planning and profile drawings, and construction cost estimating.

Water resources. We assist our clients with a variety of projects related to water supply and distribution (such as hydrogeological investigations and groundwater development), water treatment (including designing and implementing water reclamation, recycling, and reuse projects), and wastewater engineering (including wastewater facility master planning and treatment, designing and implementing collection, treatment and disposal systems, and water quality investigations).

Transportation. We provide our clients with services related to street and roadway construction (including alignment studies, roadway inspections, and traffic control planning), the construction of highways, bridges and tunnels, and the development of rail and light rail systems.

Structural engineering. Our structural team provides design, inspection, rehabilitation, and seismic upgrade services that include structural analysis and design, plans, specifications and estimates, structural construction management, conceptual design studies, cost studies, seismic analysis, design and retrofit, structural evaluations, earthquake damage assessments, structural repair design, and regulatory agency permitting services. Examples of our projects include office and industrial facilities, major highway and railroad crossings, complex rail and light rail structures, and a wide range of water-related facilities.

Land development. We assist our clients with many of the front-end challenges associated with private and public land development, including planning, public outreach, sustainability, flood control, drainage, and landscaping.

Surveying. We are equipped to provide our clients with a full suite of traditional surveying techniques as well as cutting edge technology services, including high-definition surveying services / 3D laser scanning, and unmanned aerial vehicle LiDAR mapping. Our services can be used to determine current site condition, provide real-time infrastructure measuring and mapping, preserve historic sites, aide in forensic and accident investigations, determine volume calculations, and conduct surveys for project progress.

Power delivery. Our power delivery services include both electrical power delivery (such as substation engineering, overhead and underground electrical transmission, and distribution design, and site civil engineering) and gas distribution and transmission services (such as pipeline design, pipeline integrity evaluations, and regulator metering station design). These services facilitate the development of comprehensive plans and improvements that lead to lower operational costs and improved efficiency.

Building code compliance. We offer a broad array of outsourcing services, including building code plan review, code enforcement, permitting and inspections, and the administration of public works projects and building departments.

Other services. Through our geographic information system services, we can provide clients with ancillary services that include infrastructure management, property management, asset inventory, landscape maintenance, web-based mapping services, land use analysis, terrain analysis and visualization, suitability and constraints analysis, hydrology analysis, biological, agricultural and cultural inventories, population and demographic analysis, shortest path analysis, street grid density, transportation accessibility analysis, watershed analysis, floodplain mapping, groundwater availability modeling, flood insurance study preparation, risk and HAZUS mitigation assessment and analysis, mapping, data tracking, and data hosting.

Construction Quality Assurance

We provide construction quality assurance services with respect to diverse projects including municipalities, departments of transportation, public and private buildings, major mixed-use projects, hospitals, senior living facilities, professional sports stadiums, cultural and performing arts centers, airports, hotels, hospitals and health care facilities, major public and private universities, and K-12 school districts. We offer these services on an "a la carte" or integrated start-to-finish basis that is intended to guide a client through each phase of a construction project. Our construction quality assurance services generally include geotechnical studies, site inspections, audits, and evaluations of materials and workmanship necessary to determine and document the quality of the constructed facility. Before a project commences, we offer our clients a variety of assessment services, including environmental, geotechnical, and structural suitability. We perform these pre-construction evaluations in order to help detect any potential problems with the proposed site that could prevent or complicate the successful completion of the project. In addition, we evaluate the onsite building conditions and recommend the best methods and materials for site preparation, excavation, and building foundations.

During development, we help our clients design a comprehensive construction plan, including a summary of planned construction activities, sequence, critical path elements, interrelationships, durations, and terminations. Construction planning services may also include developing procedures for project management, the change order process, and technical records handling methodology. We offer inspection services for each phase of a project, including excavation, foundations, structural framing, mechanical heating and air conditioning systems, electrical systems, underground utilities, and building water proofing systems. Where applicable, we employ additional methods to test materials and building quality. We maintain contact with our clients' program managers and, as issues are detected or anticipated, help them identify the most appropriate, cost-effective solutions. We periodically provide construction progress inspections and assessment reports. When a project is complete, we prepare an evaluation report of the project and certify the inspections for the client. After construction, we offer periodic building inspection services to ensure that the building is maintained in accordance with applicable building codes and other local ordinances to maximize the life of the project. We also offer indoor environmental quality testing during this period.

Our services include:

Construction materials testing and engineering services. We provide materials testing services related to concrete, steel, and other structural materials used in construction. We are equipped to provide these services in fabrication plants, in our laboratories, and at the project or construction site itself. Our field personnel work directly under the supervision of licensed engineers and maintain individual licenses and certifications in their respective areas of expertise. All our in-house laboratories are inspected routinely by agencies including or similar to the Cement and Concrete Reference Laboratory ("CCRL") of the National Institute of Standards and Measures. In addition, our laboratories participate in proficiency programs conducted by the CCRL and the American Association of State Highway & Transportation Officials.

Geotechnical engineering and consulting services. We provide a wide variety of geotechnical engineering and consulting services. These services allow our clients to determine whether sites are suitable for proposed projects and to design foundation plans that are compatible with project site and use conditions. We have experienced geotechnical engineers, geologists, and earth scientists who provide these services nationwide.

Forensic consulting. In the event of damage to a structure by natural or man-made causes, our professional staff is qualified to provide forensic consulting and analysis as well as expert witness services. We provide a wide variety of forensic consulting services, including studies related to building code compliance, environmental compliance, building envelope, water intrusion, and claims involving insurance.

Civil Program Management

Civil program management provides for transportation and water infrastructure projects, including our construction management activities. Our services consist of providing a wide variety of governmental outsourcing services and consulting services that assist agencies with compliance related to technical government regulations, technical and industry standards. We offer a broad array of technical outsourcing services, including staff augmentation and traffic studies. Our program management services are not performed on an at-risk basis; services are performed under a unit price fee arrangement, which is not outcome-based.

Program management also includes project administration, including bid and award assessment, monitoring services for active projects, scheduling assistance, drawing review, permit, approval and review processing, contractor, designer and agency coordination, cost control management, progress payment management, change order administration, compliance inspections, constructability review, as needed, and evaluation of cost reduction methods.

The trend towards increased privatization of U.S. Federal, state, and local governmental services presents an opportunity for our program management vertical. Faced with increased budgetary constraints and economic challenges, many governmental agencies now seek to outsource various services, including professional guidance for their building departments. For building departments specifically, we typically provide a turnkey solution in exchange for a percentage of the building permit fees collected or a minimum monthly retainer. The governmental agency retains any overage without any overhead costs associated with the fee charged. Outsourcing provides a positive source of revenue for us, while simultaneously increasing the efficiency and quality of service to the public. The governmental agency also gains flexible control of service levels without the challenges of government bureaucracy. Although we plan to grow our program management services organically through the numerous contacts and client relationships we have with U.S. Federal, state and local governments, tribal nations, and educational institutions, we are also actively targeting acquisition opportunities that provide program management services.

Buildings, Technology & Sciences

Buildings

Mechanical, Electrical, and Plumbing Design. We design integrated facilities that reduce capital, energy, maintenance, and operations costs and use technologies to virtualize the building process and improve collaboration.

- Mechanical – HVAC system design, air quality management, building automation and control, and sustainability consulting
- Electrical – code consulting, infrastructure design, standby power, building automation, intelligent lighting control, and solar power
- Plumbing – needs analysis, system design, construction administration, and evaluation for fresh, waste, and water system design, gas supply systems, drainage systems, and water conservation and recovery

Commissioning. We provide our clients with a collaborative resource, ensuring that building owners and operators benefit from improved systems performance. Our proprietary Lifecycle Commissioning ® is a systematic, engineering-based process that optimizes building efficiency from initial project concept to decommissioning. In addition, we provide retro-commissioning on existing facilities not originally commissioned which can result in energy consumption savings.

Energy Performance, Management, and Optimization. We assist building owners and operations in the reduction of both energy and operational costs. We help our clients to identify and implement energy performance strategies that improve operating efficiency and reduce greenhouse gas emissions, which entails load shaping and efficiency, fuel switching, aggregation, cogeneration, and other renewable energy alternatives. Our energy performance services include energy master planning, energy assessments, integrated management of energy supply and demand, renewable energy, smart grid systems, cogeneration, load response strategies and systems, energy modeling, and energy star. We expect demand for these services to rise as a focus on energy efficiency services at our federal government and private sector clients has grown strong in recent years.

Climate Change and Reducing CO2 Emissions. We believe our business plays an important role in the drive to lower CO2 emissions. We are committed to reducing CO2 emissions by helping our clients achieve their goals for a sustainable and socially-responsible future by offering services that include certifying sustainable development, improving energy efficiency of buildings, supporting decarbonization, and designing clean, efficient buildings.

Building Program Management. We provide services for vertical construction projects, including project controls and Building Information Modeling services. The construction and program management phase includes plan review, bid and award assessment, monitoring services for active construction sites, scheduling assistance, drawing review, permit, approval and review processing, contractor, designer and agency coordination, cost control management, progress payment management, change order administration, compliance inspections, and evaluation of cost reduction methods.

We provide program management services, which primarily consist of pre-construction and construction consulting services that assist in owners' representation. Our program management services are not at-risk services; they are performed under a unit price fee arrangement, which is not outcome-based.

Program management also includes project administration, including bid and award assessment, monitoring services for active projects, scheduling assistance, drawing review, permit, approval and review processing, contractor, designer and agency coordination, cost control management, progress payment management, change order administration, compliance inspections, constructability review, as needed, and evaluation of cost reduction methods.

Audiovisual Technology

Acoustical Design Consulting. We provide sound and noise isolation, vibration mitigation, and acoustical optimization services in sophisticated entertainment and hospitality environments.

Audiovisual – Security and Surveillance. We provide needs assessments, infrastructure design, systems design, construction monitoring, and acceptance testing.

Mission Critical

IT – Data Center. The demand for global connectivity is driving growth for data centers domestically and internationally. We provide specialized technical expertise to deliver dependable services to support the mission critical nature and high energy demands of data center infrastructure. Our services include systems and technology design, testing and commissioning, modeling and analytics, installation monitoring, and due diligence consulting.

Environmental Services

The environmental services we offer include occupational health, safety, and environmental consulting and testing as well as environmental real estate transactional services. More specifically, our experts investigate and analyze environmental conditions both outside and inside a building, and recommend corrective measures and procedures needed to comply with workplace occupational health and safety programs. Our occupational health and safety services include workplace safety audits, ergonomics studies, emergency preparedness plans and response services, and workplace monitoring in regulated industries. We also specialize in the provision of radiation exposure and protection services, as well as nuclear safety and industrial hygiene analyses. We have actively expanded NV5's nationwide capabilities in recent years to support our clients' environmental and sustainability initiatives, including sustainable infrastructure, clean energy, energy efficiency, environmental compliance, and water and natural resource management.

Environmental services also include hydrogeological modeling and environmental programs that assist our public agencies and private clients to comply with U.S. Federal, state, and local requirements for groundwater resource assessments, water resource planning, monitoring and environmental management of wastewater facilities, solid waste landfill investigations, permitting and compliance, storm water pollution, environmental impact statement support, agricultural waste management and permitting, and wetland evaluations.

Geospatial Solutions

Our geospatial solutions include a full spectrum of geospatial data analytic capabilities that leverage leading-edge remote sensing technology and proprietary solutions. More specifically, our proprietary and analytic solutions include autonomous solutions, subscription software, automated enrichment, proprietary algorithms, and cloud-based data engagement. We provide remote sensing and data analytics to enable asset management, reliability and maintainability of assets, safety, and predictive modeling. Our geospatial services assist utilities in vegetation management of assets (i.e., overhead power transmission and distribution lines). This entails providing data used by utilities to monitor and control vegetation growth potential close to their assets for regulatory compliance requirements which enhance visibility and long-term stability. The trend towards use of remote sensing and analytics by utilities is rapidly replacing 'boots on the ground' inspection with more reliable and accurate monitoring.

Our geospatial mapping capabilities include topobathymetric nearshore analytics in analyzing nearshore underwater terrain (too shallow for sonar and not visible with topographic LiDAR) and deep-water sonar-based analytics. This service provides government agencies with data used in coastal management, offshore wind power, shoreline mapping, underwater habitat modeling, nautical charting, floodplain analysis, environmental ecology, and hydrological resource management. We believe that climate change, extreme weather incidents, and water conservation efforts combine to make the data and services we provide invaluable to agencies that utilize these data sets produced by our geospatial mapping services.

Strategic Acquisitions

We maintain a full-time merger and acquisitions ("M&A") initiative with executive personnel specifically dedicated to the identification of acquisition targets, exploration of acquisition opportunities, negotiation of terms, and oversight of the acquisition and post-acquisition integration process. Our M&A team has established extensive relationships throughout the industry and continues to maintain an established pipeline of potential acquisition opportunities.

We primarily seek acquisitions that allow us to expand or enhance our capabilities in our existing service offerings, to supplement our existing service offerings with new, closely related service offerings, or expand our service area geographically. We pursue opportunities that provide the platform to function as a profitable stand-alone operation and are profitable with strong potential for organic growth. Acquisition targets must have an experienced management team that is compatible with our culture and thoroughly committed to our strategic direction. We believe we add value to the operations of our acquisitions by providing superior corporate marketing and sales support, cash management, financial controls, information technology, risk management, and human resources support through a performance optimization process. Our performance optimization process, which was developed by our executives through their extensive experience acquiring and integrating companies, entails a review of both back office and operational functions to, among other things, identify how to improve:

- Inefficiencies related to the delivery of our services to customers,
- Performance of a new acquisition through the integration of personnel into our organization,
- Risk management of a new acquisition,
- Integration of technology and shared services platforms, and
- Cross-selling opportunities to create synergies within our service offerings.

For more information on our recent acquisitions, refer to the "Recent Acquisitions" section included under Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 6, *Business Acquisitions*, in the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K.

Key Clients and Projects

We currently serve approximately 11,200 clients. Our ten largest clients accounted for approximately 27% of our gross revenues during the year ended December 30, 2023. No individual client represented more than 10% of our gross revenues during the years 2023, 2022, or 2021. Although we serve a highly diverse client base, during the years 2023, 2022, and 2021 approximately 68%, 64%, and 65%, respectively, of our gross revenues were attributable to public and quasi-public sector clients.

Public sector clients include:

- U.S. Federal, state, and local government departments, agencies, systems, and authorities,
- Transportation agencies,
- Educational systems, and
- Public housing authorities.

Quasi-public sector clients include:

- Utility service providers,
- Energy producers, and
- Healthcare providers.

Of our private sector clients, our largest clients include institutions, large companies with offices, industrial facilities, plants, REITs, construction engineering firms, and institutional property owners.

Although we anticipate public and quasi-public sector clients will represent the majority of our revenues for the foreseeable future, we intend to continue expanding our service offerings to private sector clients. Historically, public and quasi-public sector clients have demonstrated greater resilience during periods of economic downturns, while private sector clients have offered higher gross profit margin opportunities during periods of economic expansion.

Marketing and Sales

We strive to position ourselves as a preferred, single-source provider of professional and technical consulting, and certification services to our clients. We obtain client engagements primarily through business development efforts, cross-selling our services to existing clients, and maintaining client relationships, as well as referrals from existing and former clients.

Our business development efforts emphasize lead generation, industry group networking, and corporate visibility. Most of our business development efforts are led by members of our engineering and other professional teams who are also responsible for managing projects. Our business development efforts are further supported by our shared services marketing group, which consists of a seasoned marketing team and marketing support personnel located at our corporate headquarters and operating units.

As our service offerings continue expanding, we anticipate increasing our cross-selling opportunities. Currently, we are often able to offer our construction quality assurance services to clients in conjunction with our infrastructure, engineering, and support services. Another significant area of cross-selling has been our ability to leverage our electrical and gas design services throughout our national geographic network of offices by introducing our services to new utility service organizations.

We have observed a trend in the engineering and consulting industry which has shifted client relationships away from project-specific engagements and toward long-term, multi-project relationships. This shift requires that service providers commit considerable resources toward maintaining client relationships, including dedicating both technical and marketing resources tailored to the specific client's needs. We are committed to maintaining our client relationships by remaining responsive to our clients' needs and continuing to offer a broad range of quality service offerings and value-added solutions.

Environmental, Social, and Governance (ESG) Matters

We are committed to being a leader in environmental sustainability, social responsibility, and corporate governance. We embrace sustainability by striving to make a positive, lasting impact on society and the environment. Through our projects and our operations, we have both an opportunity and a responsibility to protect, enhance, and restore the world's natural and social systems.

We are committed to addressing the effects of climate change as a key priority for our sustainability program by improving resilience and working to advance greenhouse gas emissions reduction targets. We combine our carbon reporting, sustainability, engineering, data solutions, and renewable energy service lines to best support our NetZero client needs and focused business growth. We also entered the high-growth sustainable energy planning and data center commissioning markets and expanded our subscription-based energy efficiency services.

Human Capital Resources

Our experienced employees and management team are our most valuable resources and we are committed to attracting, motivating, and retaining top professionals to service our clients. As of December 30, 2023, we had 4,106 employees, including 3,813 full-time employees. We consider our employee relations to be good.

Our success is directly related to the satisfaction, growth, and development of our employees. We strive to offer a work environment where employee unique characteristics and opinions are valued and one that provides our employees the opportunities to use and augment their professional skills. To achieve our human capital goals, we intend to remain focused on providing our personnel with entrepreneurial opportunities to expand our business within their areas of expertise and continue to provide our personnel with personal and professional growth. In addition to salaries, we also provide a 401(k)-retirement plan, healthcare and insurance benefits, health savings accounts, paid time off, and various services and tools to support our employees' health and wellness. Our leaders, managers, and employees are provided an opportunity to participate in our restricted stock plans. We emphasize a number of measures and objectives in managing our human capital assets, including, among others, employee safety and wellness, talent acquisition and retention, employee engagement, development, and training, diversity and inclusion, and compensation and pay equity.

We believe in supporting our employees' health and well-being. Our goal is to assist employees in making informed decisions about their health by providing the tools and resources necessary to succeed in a healthier lifestyle. Our wellness program incorporates wellness activities, such as an annual physical, additional fitness activities, coaching and wellness challenges to support those lifestyle goals. The program is rewards-based and employees are offered specific incentives for participation.

Employee Engagement, Development, and Training. We provide all employees with the opportunity to share their opinions and feedback on our culture which helps enhance the employee experience, promote employee retention, drive change, and leverage the overall success of our organization. We provide all employees a wide range of professional development experiences, both formal and informal, at all stages in their careers.

Diversity and Inclusion and Ethical Business Practices. We are committed to fostering work environments that value and promote diversity and inclusion, including NV5's Diversity and Inclusion Program which focuses on initiatives to increase the diversity of our workforce and promote an environment of trust where employees feel safe to express their opinions and perspectives without fear of repercussion. This commitment includes providing equal access to, and participation in, equal employment opportunities, programs, and services without regard to race, religion, color, national origin, disability, sex, sexual orientation, gender identity, stereotypes, or assumptions based thereon. We pride ourselves in the development and fair treatment of our global workforce, including generous healthcare and benefit programs for our employees, equal employment hiring practices and policies, anti-harassment, workforce safety, and anti-retaliation policies. We welcome and celebrate our teams' differences, experiences, and beliefs, and we are investing in a more engaged, diverse, and inclusive workforce.

We foster a strong corporate culture that promotes high standards of ethics and compliance for our businesses, including policies that set forth principles to guide employee, officer, director, and vendor conduct, such as our Code of Business Conduct and Ethics. We maintain a whistleblower policy and anonymous hotline for the confidential reporting of any suspected policy violations or unethical business conduct on the part of our businesses, employees, officers, directors, or vendors and provide training and education to our global workforce with respect to our Code of Business Conduct and Ethics and anti-corruption and anti-bribery policies.

Competition

The engineering and consulting industry is highly fragmented and characterized by many small-scale companies that focus their operations on regional markets or specialized niche activities. As a result, we compete with a large number of regional, national, and global companies. The extent of our competition varies according to the particular markets and geographic area. The level and type of competition we face is also influenced by the nature and scope of a particular project.

Providers of engineering and consulting services primarily compete based on quality of service, relevant experience, staffing capabilities, reputation, geographic presence, stability, and price. Price differentiation remains an important element in competitive tendering and is the most significant factor in bidding for public sector consultancy contracts. The importance of the foregoing factors varies widely based upon the nature, location, and size of the project. We believe that certain economies of scale can be realized by service providers that establish a national reputation for providing engineering and consulting services in all our six service offerings. Since the demand for engineering and consulting services within each service offering is viewed as only moderately correlated with the demand for services within the other service offerings, we perceive that engineering and consulting firms can benefit considerably from diversified service offerings.

The number of competitors for any procurement can vary widely, depending upon technical qualifications, the relative value of the project, geographic location, financial terms, risks associated with the work, and any restrictions placed upon competition by the client. Our ability to compete successfully will depend upon the effectiveness of our marketing efforts, the strength of our client relationships, our ability to accurately estimate costs, the quality of the work we perform, our ability to hire and train qualified personnel, and our ability to obtain insurance.

We believe our principal publicly listed and private company competitors include the following firms (in alphabetical order): AECOM (NYSE: ACM), AMEC Foster Wheeler (LSE: JW), Bureau Veritas SA (PAR: BVI), Burns & McDonnell, Dewberry, the Hill International division of Global Infrastructure Solutions Inc., Intertek Group plc (LSE:ITRK), Jacobs Solutions Inc. (NYSE: J), Leidos Holdings, Inc. (NYSE: LDOS), POWER Engineers, Incorporated, Stantec Inc. (TSX: STN), Tetra Tech, Inc. (NASDAQ: TTEK), TRC Companies, Inc., Willdan Group, Inc. (NASDAQ: WLDN), and Woolpert Inc.

Seasonality

Historically, our operating results in the months of November through March have generally been weaker compared to our operating results in other months primarily due to adverse weather conditions and the holiday season. As a result, our gross revenues and net income for the first and fourth quarters of our fiscal year may be lower when compared to our results for the second and third quarters of our fiscal year.

Insurance and Risk Management

We maintain insurance covering professional liability and claims involving bodily injury, property, and economic loss. We consider our present limits of coverage, deductibles, and reserves to be adequate. Whenever possible, we endeavor to eliminate or reduce the risk of loss on a project using quality assurance and control, risk management, workplace safety, and other similar methods.

Risk management is an integral part of our project management approach for lump-sum contracts and our project execution process. We have a risk management process group that reviews and oversees the risk profile of our operations. We also evaluate risk through internal risk analyses in which our management reviews higher-risk projects, contracts, or other business decisions that require corporate legal and risk management approval.

Regulation

We are regulated in a number of fields in which we operate. We contract with various U.S. governmental agencies and entities. When working with U.S. governmental agencies and entities, we must comply with laws and regulations relating to the formation, administration, and performance of contracts. These laws and regulations contain terms that, among other things:

- require certification and disclosure of all costs or pricing data in connection with various contract negotiations,
- impose procurement regulations that define allowable and unallowable costs and otherwise govern our right to reimbursement under various cost-based U.S. government contracts, and
- restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

We are also subject to the requirements of the U.S. Occupational Safety and Health Act ("OSHA") and comparable state statutes that regulate the protection of the health and safety of workers.

Internationally, we are subject to various government laws and regulations (including the Foreign Corrupt Practices Act ("FCPA") and similar non-U.S. laws and regulations), export laws and regulations (including International Traffic in Arms Regulations ("ITAR"), Export Administration Regulations ("EAR"), and trade sanctions against embargoed countries to the extent we export technical services, data, products, and equipment outside of the United States), local government regulations, procurement policies and practices, and varying currency, political, and economic risks.

To help ensure compliance with these laws and regulations, our employees are required to complete ethics and other compliance training relevant to their position and our operations.

Available Information

We use our website www.nv5.com as a channel of distribution of information about NV5 Global, although information contained on our website is not part of, or incorporated into, this Annual Report on Form 10-K. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are made available on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our corporate governance documents, including our code of conduct and ethics, are also available on our website. In this Annual Report on Form 10-K, we incorporate by reference as identified herein certain information from parts of our proxy statement for our 2024 Annual Meeting of Stockholders, which we will file with the SEC and will be available, free of charge, on our website. Reports of our executive officers, directors and any other persons required to file securities ownership reports under Section 16(a) of the Exchange Act are also available on our website.

ITEM 1A.   RISK FACTORS.

We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our operations. The risks described below highlight some of the factors that have affected, and in the future could affect our operations and financial condition. Additional risks we do not yet know of or that we currently think are immaterial may also affect our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected.

<u>**Summary Risk Factors**</u>

The following is a summary of some of the risks and uncertainties that could materially adversely affect our business, financial condition, and results of operations. You should read this summary together with the more detailed description of each risk factor contained below.

Risks Related to Our Operations

- The loss of key personnel or our inability to attract and retain qualified personnel could significantly disrupt our business.

- We depend on the continued services of Mr. Dickerson Wright, our Chairman and Chief Executive Officer.

- Demand from our state and local government and private clients is cyclical.

- Federal and state budgetary processes and constraints may have a material adverse impact on us.

- We derive a majority of our gross revenues from public and quasi-public governmental agencies.

- Public sector agencies may modify, curtail, or terminate our contracts at any time prior to their completion and, if we do not replace them, we may suffer a decline in revenue.

- We may fail to win or renew contracts with private and public sector clients which may adversely affect our business.

- If we fail to perform on a project, we may incur a loss on that project, which may reduce or eliminate our overall profitability.

- We depend on a limited number of clients for a significant portion of our business.

- Our industry is highly competitive and we may not be able to compete effectively with competitors.

- Losses under lump-sum contracts may adversely impact our business operations and financial results.

- We are subject to client credit risks.

- Public employee unions may seek to limit the ability of public agencies to contract with private firms such as us.

- Our use of the percentage-of-completion method of revenue recognition requires that we estimate costs to be incurred under long-term contracts. Incorrect estimates could result in a reduction or reversal of previously recorded revenue and profits.

- Our actual business and financial results could differ from estimates and assumptions used to prepare our financial statements.

- Our profitability could suffer if we are not able to maintain adequate utilization of our workforce.

- Failure of our sub-consultants to satisfy their obligations could adversely impact our business operations and financial results.

- Legal proceedings, investigations, and disputes could result in substantial monetary penalties and damages.

- Unavailability or cancellation of third-party insurance coverage would increase our overall risk exposure.

- Our failure to implement and comply with our safety program may adversely impact our financial results.

- Weather conditions and seasonal revenue fluctuations may adversely impact our financial results.

- We have only a limited ability to protect our intellectual property rights.

- We rely on third-party internal and outsourced software to run our critical information systems.

- U.S. and global economic uncertainties may adversely impact our operating results.

- Unanticipated catastrophic events may adversely impact our business operations.

- We are highly dependent on information technology - system failures and breaches could significantly affect us.

- Cybersecurity breaches of our systems and information technology could adversely impact our ability to operate.

Risks Related to Our Indebtedness

- Our indebtedness contains a number of restrictive covenants which could limit our flexibility.

- Our variable rate indebtedness subjects us to interest rate risk.

Risks Related to Our Acquisition Strategy

- We have made and expect to continue to make acquisitions that could disrupt our operations.

- If we are not able to integrate acquired businesses successfully, our business could be harmed.

- We may not be able to successfully manage our growth strategy.

Risks Related to Regulatory Compliance

- As a government contractor, we must comply with procurement laws and are subject to regular government audits.

- Misconduct or compliance failures may adversely impact our reputation as well as subject us to legal actions.

- Changes in laws, regulations, and programs, including those related to energy efficiency, could reduce the demand for our services, negatively impacting our revenue.

- We may be subject to liabilities under environmental laws, including un-indemnified liabilities assumed in acquisitions.

- Changes in tax laws could increase our tax rate and materially affect our results of operations.

- Our revenue and growth prospects may be harmed if we or our employees are unable to obtain government granted eligibility or other qualifications we and they need to perform services for our customers.

- If our reports and opinions are not in compliance with professional standards and other regulations, we could be subject to monetary damages and penalties.

- Our failure to comply with export laws and regulations may adversely impact our operations.

Risks Related to Our Common Stock

- Our Chairman and Chief Executive Officer owns a large percentage of our voting stock.

- Applicable legal protections we have adopted could discourage a takeover and adversely affect existing stockholders.

- Future issuances of our common stock pursuant to our equity incentive plan may have a dilutive effect on your investment.

- We currently do not pay dividends and do not intend to pay dividends on our shares of common stock in the foreseeable future.

Risks Related to Our Operations

The loss of key personnel or our inability to attract and retain qualified personnel could significantly disrupt our business.

As a provider of technology, conformity assessment, and consulting solutions, our business is labor intensive and, therefore, our ability to attract, retain, and expand our senior management, sales personnel, and professional and technical staff is an important factor in determining our future success. The market for qualified scientists, engineers, and sales personnel is competitive and we may not be able to attract and retain such professionals. It may also be difficult to attract and retain qualified individuals in the timeframe demanded by our clients. Furthermore, some of our government contracts may require us to employ only individuals who have particular government security clearance levels. Our failure to attract and retain key individuals could impair our ability to provide services to our clients and conduct our business effectively. The loss of the services of any key personnel could adversely affect our business. We do not maintain key-man life insurance policies on any of our executive officers.

We depend on the continued services of Mr. Dickerson Wright, our Chairman and Chief Executive Officer. We cannot assure you that we will be able to retain the services of Mr. Wright.

We are dependent upon the efforts and services of Mr. Dickerson Wright, our Chairman and Chief Executive Officer, because of his knowledge, experience, skills, and relationships with major clients and other members of our management team. Mr. Wright's amended and restated employment agreement terminates in August 2024, and Mr. Wright may terminate the agreement upon sixty days' notice to us. The loss of the services of Mr. Wright for any reason could have an adverse effect on our operations.

Demand from our state and local government and private clients is cyclical and vulnerable to economic downturns. If the economy weakens or client spending declines, our financial results may be impacted.

Demand for services from our state and local government and private clients is cyclical and vulnerable to economic downturns, which may result in clients delaying, curtailing, or canceling proposed and existing projects. Our business traditionally lags the overall recovery in the economy and therefore, our business may not recover immediately when the economy improves. If the economy weakens or client spending declines further, then our revenue, profits, and overall financial condition may deteriorate.

Our state and local government clients may face budget deficits that prohibit them from funding new or existing projects. In addition, our existing and potential clients may either postpone entering into new contracts or request price concessions. Difficult financing and economic conditions may cause some of our clients to demand better pricing terms or delay payments for services we perform, thereby increasing the average number of days our receivables are outstanding and the potential of increased credit losses on uncollectible invoices. Further, these conditions may result in the inability of some of our clients to pay us for services that we have already performed. If we are not able to reduce our costs quickly enough to respond to the revenue decline from these clients, our operating results may be adversely affected. Accordingly, these factors affect our ability to forecast our future revenue and earnings from business areas that may be adversely impacted by market conditions.

A delay in the completion of the budget process of the U.S. government could delay procurement of our services and have an adverse effect on our future revenue.

We provide services to the U.S. Federal government, if the U.S. government does not complete its budget process before its fiscal year-end on September 30, government operations may be funded by means of a continuing resolution. Under a continuing resolution, the government essentially authorizes agencies of the U.S. government to continue to operate and fund programs at the prior year end but does not authorize new spending initiatives. When the U.S. government operates under a continuing resolution, or should appropriations legislation not be enacted prior to the expiration of such continuing resolution resulting in a partial shut-down of federal government operations, government agencies may delay the procurement of services, which could reduce our future revenue.

California state budgetary constraints may have a material adverse impact on us.

The state of California has historically been and is a key geographic region for our business. Approximately 26%, 28%, and 26% of our gross revenues during fiscal years 2023, 2022, and 2021, respectively, came from California-based projects. The timing and accessibility of budgetary funding, changes in state funding allocations to local agencies and municipalities, or other delays in purchasing for, or commencement of, projects may have a negative impact on our gross revenues and net income.

We derive a majority of our gross revenues from public and quasi-public governmental agencies, and any disruption in government funding or in our relationship with those agencies could adversely affect our business.

During fiscal 2023, approximately 68% of our gross revenues were attributable to public and quasi-public sector clients. A significant amount of our revenues are derived under multi-year contracts, many of which are appropriated on an annual basis. As a result, at the beginning of a project, the related contract may be only partially funded, and additional funding is normally committed only as appropriations are made in each subsequent year. These appropriations, and the timing of payment of appropriated amounts, may be influenced by numerous factors as noted below.

The demand for our government-related services is generally driven by the level of government program funding. Accordingly, the success and further development of our business depends, in large part, upon the continued funding of these government programs and upon our ability to obtain contracts and perform well under these programs. There are several factors that could materially affect our government contracting business, including the following:

- changes in and delays or cancellations of government programs, requirements, or appropriations,
- budget constraints or policy changes resulting in delay or curtailment of expenditures related to the services we provide,
- re-competes of government contracts,
- the timing and amount of tax revenue received by federal, state, and local governments, and the overall level of government expenditures,
- curtailment in the use of government contracting firms,
- delays associated with insufficient numbers of government staff to oversee contracts,
- the increasing preference by government agencies for contracting with small and disadvantaged businesses, including the imposition of set percentages of prime and subcontracts to be awarded to such businesses for which we would not qualify,
- competing political priorities and changes in the political climate with regard to the funding or operation of the services we provide,
- the adoption of new laws or regulations affecting our contracting relationships with the federal, state, or local governments,
- a dispute with, or improper activity by, any of our subcontractors, and
- general economic or political conditions.

These and other factors could cause government agencies to delay or cancel programs, to reduce their orders under existing contracts, to exercise their rights to terminate contracts, or not to exercise contract options for renewals or extensions. Any of these actions could have a material adverse effect on our revenue or timing of contract payments from these agencies.

Public sector agencies may modify, curtail, or terminate our contracts at any time prior to their completion and, if we do not replace them, we may suffer a decline in revenue.

Most public sector contracts may be modified, curtailed, or terminated at any time. If a contract is terminated, we typically are able to recover only costs incurred or committed, settlement expenses, and profit on work completed prior to termination, which could prevent us from recognizing all of our potential revenue and profits from that contract.

Our failure to win new contracts and renew existing contracts with private and public sector clients may adversely affect our business operations and financial results.

Our business depends on our ability to win new contracts and renew existing contracts with private and public sector clients. Contract proposals and negotiations are complex and frequently involve a lengthy bidding and selection process, which is affected by a number of factors. These factors include market conditions, financing arrangements, prevailing interest rates, and required governmental approvals. For example, a client may require us to provide a bond or letter of credit to protect the client should we fail to perform under the terms of the contract. If negative market conditions arise, or if we fail to secure adequate financial arrangements or the required government approvals, we may not be able to pursue particular projects, which could adversely affect our profitability.

Our inability to win or renew government contracts during regulated procurement processes or preferences granted to certain bidders for which we would not qualify could harm our operations and significantly reduce or eliminate our profits.

Government contracts are awarded through a regulated procurement process. The U.S. Federal government has increasingly relied upon multi-year contracts with pre-established terms and conditions, such as indefinite delivery/indefinite quantity ("IDIQ") contracts, which generally require those contractors who have previously been awarded the IDIQ to engage in an additional competitive bidding process before a task order is issued. The increased competition may require us to make sustained efforts to reduce costs to realize revenue and profits under government contracts. If we are not successful in reducing the amount of costs we incur, our profitability on government contracts will be negatively impacted. The U.S. Federal government has also increased its use of IDIQs in which the client qualifies multiple contractors for a specific program and then awards specific task orders or projects among the qualified contractors. As a result, new work awards tend to be smaller and of shorter duration, since the orders represent individual tasks rather than large, programmatic assignments. In addition, even if we are qualified to work on a government contract, we may not be awarded certain contracts because of existing government policies designed to protect small businesses and underrepresented minority contractors. The federal government has announced specific statutory goals regarding awarding prime and subcontracts to small businesses, women-owned small businesses, and small disadvantaged businesses, which may obligate us to involve such businesses as subcontractors with respect to these contracts at lower margins than when we use our own professionals. While we are unaware of any reason why our status as a public company would negatively impact our ability to compete for and be awarded government contracts, our inability to win or renew government contracts during regulated procurement processes or as a result of the policies pursuant to which these processes are implemented could harm our operations and significantly reduce or eliminate our profits.

If we fail to complete a project in a timely manner, miss a required performance standard, or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability.

Our engagements often involve large-scale, complex projects. The quality of our performance on such projects depends in large part upon our ability to manage the relationship with our clients and our ability to effectively manage the project and deploy appropriate resources, including third-party contractors and our own personnel, in a timely manner. If a project is not completed by the scheduled date or fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. The performance of projects can be affected by a number of factors including unavoidable delays from government inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials, changes in the project scope of services requested by our clients, industrial accidents, environmental hazards, and labor disruptions. To the extent these events occur, the total costs of the project could exceed our estimates and we could experience reduced profits or, in some cases, incur a loss on a project, which may reduce or eliminate our overall profitability. Further, any defects or errors, or failures to meet our clients' expectations, could result in claims for damages against us. Our contracts generally limit our liability for damages that arise from negligent acts, errors, mistakes, or omissions in rendering services to our clients. However, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued.

We depend on a limited number of clients for a significant portion of our business.

Our ten largest clients accounted for approximately 27% of our gross revenues during the fiscal year ended December 30, 2023. The loss of, or reduction in orders from, these large clients could have a material adverse effect on our business, financial condition, and results of operations.

Our industry is highly competitive and we may not be able to compete effectively with competitors.

Our industry is highly fragmented and intensely competitive. Our competitors are numerous, ranging from small private firms to multi-billion dollar public companies. Contract awards are based primarily on quality of service, relevant experience, staffing capabilities, reputation, geographic presence, stability, and price. In addition, the technical and professional aspects of our services generally do not require large upfront capital expenditures and provide limited barriers against new competitors. Many of our competitors have achieved greater market penetration in some of the markets in which we compete and have more personnel, technical, marketing, and financial resources or financial flexibility than we do. As a result of the number of competitors in the industry, our clients may select one of our competitors on a project due to competitive pricing or a specific skill set. These competitive forces could force us to make price concessions or otherwise reduce prices for our services. If we are unable to maintain our competitiveness, our market share, revenue, and profits could decline.

Losses under lump-sum contracts may adversely impact our business operations and financial results.

Lump-sum contracts typically require the performance of all the work under the contract for a specified lump-sum fee, subject to price adjustments if the scope of the project changes or unforeseen conditions arise. During fiscal 2023, 2022, and 2021, approximately 50%, 44%, and 44% of our revenue was recognized under lump-sum contracts. Lump-sum contracts expose us to a number of risks not inherent in cost-plus and time and material contracts, including underestimation of costs, ambiguities in specifications, unforeseen costs or difficulties, problems with new technologies, delays beyond our control, failures of subcontractors to perform, and economic or other changes that may occur during the contract period. Losses under lump-sum contracts could adversely impact our results of operations.

If our clients delay in paying or fail to pay amounts owed to us, our business operations and financial results may be adversely impacted.

Our accounts receivable are a significant asset on our balance sheet. While we take steps to evaluate and manage the credit risks relating to our clients, economic downturns, prevailing interest rates, or other events can adversely affect the markets we serve and our clients' ability to pay, which could reduce our ability to collect amounts due from clients. If our clients delay in paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, results of operations, and financial condition.

If we extend a significant portion of our credit to clients in a specific geographic area or industry, we may experience disproportionately high levels of collection risk and nonpayment if those clients are adversely affected by factors particular to their geographic area or industry.

Our clients include public and private entities that have been, and may continue to be, negatively impacted by the changing landscape in the global economy. We face collection risk as a normal part of our business where we perform services and subsequently bill our clients for such services. Our ten largest clients accounted for approximately 27% of our gross revenues during fiscal 2023. In the event that we have concentrated credit risk from clients in a specific geographic area or industry, continuing negative trends or a worsening in the financial condition of that specific geographic area or industry could make us susceptible to disproportionately high levels of default by those clients. Such defaults could materially adversely impact our ability to collect our receivables and, ultimately, our revenues and results of operations.

State and other public employee unions may bring litigation that seeks to limit the ability of public agencies to contract with private firms to perform government employee functions in the area of public improvements. Judicial determinations in favor of these unions could affect our ability to compete for contracts and may have an adverse effect on our financial results.

State and other public employee unions have challenged the validity of propositions, legislation, charters, and other government regulations that allow public agencies to contract with private firms to provide services in the fields of engineering, design, and construction of public improvements that might otherwise be provided by public employees. These challenges could have the effect of eliminating or severely restricting the ability of municipalities to hire private firms and otherwise require them to use union employees to perform the services. If a state or other public employee union is successful in its challenge, this may result in additional litigation which could affect our ability to compete for contracts.

Our use of the percentage-of-completion method of revenue recognition requires that we estimate costs to be incurred under long-term contracts. Incorrect estimates could result in a reduction or reversal of previously recorded revenue and profits.

During fiscal 2023, 2022, and 2021, approximately 50%, 44%, and 44% of our revenues were associated with contracts accounting for using the percentage-of-completion method of revenue recognition. Our use of percentage-of-completion accounting requires that revenue and profit be recognized ratably over the life of the contract based on the proportion of costs incurred to date to total costs expected to be incurred for the entire project. The effects of revisions to revenue and estimated costs, including the achievement of award fees as well as the impact of change orders and claims, are recorded when the amounts are known and can be reasonably estimated. Such revisions could occur in any period and their effects could be material. The uncertainties inherent in the estimating process make it possible for actual costs to vary materially from initial and updated estimates.

Our actual business and financial results could differ from the estimates and assumptions that we use to prepare our financial statements, which may significantly reduce or eliminate our profits.

The preparation of financial statements in conformity with generally accepted accounting principles in the U.S. ("GAAP") requires management to make estimates and assumptions as of the date of the financial statements. These estimates and assumptions could affect the reported values of assets, liabilities, revenue, and expenses as well as disclosures of contingent assets and liabilities. For example, we recognize a portion of revenue over the life of a contract based on the proportion of costs incurred to date compared to the total costs estimated to be incurred for the entire project. Areas requiring significant estimates by our management include:

- the application of the percentage-of-completion method of accounting and revenue recognition on contracts, change orders, and contract claims,
- provisions for uncollectible receivables and client claims and recoveries of costs from subcontractors, vendors, and others,
- value of goodwill and recoverability of other intangible assets, and
- valuations of assets acquired and liabilities assumed in connection with business combinations.

Our actual business and financial results could differ from those estimates, which may significantly reduce or eliminate our profit.

Our profitability could suffer if we are not able to maintain adequate utilization of our workforce.

The cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. The rate at which we utilize our workforce is affected by a number of factors, including:

- our ability to transition employees from completed projects to new assignments and to hire and assimilate new employees,
- our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our geographies and workforces,
- our ability to manage attrition,
- our need to devote time and resources to training, business development, professional development, and other non-chargeable activities, and
- our ability to match the skill sets of our employees to the needs of the marketplace.

If we over-utilize our workforce, our employees may become disengaged, which will impact employee attrition. If we under-utilize our workforce, our profit margin and profitability could suffer.

Failure of our sub-consultants to satisfy their obligations to us or other parties, or the inability to maintain these relationships, may adversely impact our business operations and financial results.

We depend on sub-consultants in conducting our business. There is a risk that we may have disputes with our sub-consultants arising from, among other things, the quality and timeliness of work performed, client concerns, or failure to extend existing task orders or issue new task orders under a subcontract. In addition, if any of our sub-consultants fail to deliver on a timely basis the agreed-upon supplies, go out of business, or fail to perform on a project, our ability to fulfill our obligations may be jeopardized and we may be contractually responsible for the work performed. The absence of qualified sub-consultants with which we have a satisfactory relationship could adversely affect the quality of our service and our ability to perform under some of our contracts.

We also rely on relationships with other contractors when we act as their sub-consultants or joint venture partner. Our future revenue and growth prospects could be adversely affected if other contractors eliminate or reduce their subcontracts or teaming arrangement relationships with us or if a government agency terminates or reduces these other contractors' programs, does not award them new contracts, or refuses to pay under a contract.

Legal proceedings, investigations, and disputes, including those assumed in acquisitions of other businesses for which we may not be indemnified, could result in substantial monetary penalties and damages.

We engage in professional and technical consulting services that can result in substantial injury or damages that may expose us to legal proceedings, investigations, and disputes. In addition, in the ordinary course of our business, we frequently make professional judgments and recommendations about environmental and engineering conditions of projects for our clients. We may be deemed to be responsible for these judgments and recommendations if they are later determined to be inaccurate. As a public company, we also face the risk that one or more securities class action lawsuits will be filed claiming investor losses are attributable to alleged material misstatements in, or omissions of material facts from, our filings with the SEC or otherwise. Any unfavorable legal ruling against us could result in substantial monetary damages or even criminal violations.

We maintain insurance coverage as part of our overall legal and risk management strategy to minimize our potential liabilities. However, insurance coverage contains exclusions and other limitations that may not cover our potential liabilities and as such, we may incur liabilities that exceed or that are excluded from our insurance coverage or for which we are not insured. In addition, there can be no assurance that we will be able to obtain coverage at a cost-effective rate in the future.

Unavailability or cancellation of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.

We maintain insurance coverage from third-party insurers as part of our overall risk management strategy and some of our contracts require us to maintain specific insurance coverage limits. If any of our third-party insurers fail, suddenly cancel our coverage, or otherwise are unable to provide us with adequate insurance coverage, our overall risk exposure and our operational expenses would increase and the management of our business operations would be disrupted. In addition, there can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period or that future coverage will be affordable at the required limits.

Our failure to implement and comply with our safety program may adversely impact our operations.

Our safety program is a fundamental element of our overall approach to risk management and the implementation of the safety program is significant to our clients. We maintain an enterprise-wide group of health and safety professionals to help ensure that the services we provide are delivered safely and in accordance with standard work processes. Unsafe job sites and office environments have the potential to increase employee turnover, the cost of a project to our clients and our operating costs as well as expose us to types and levels of risk that are fundamentally unacceptable. The implementation of our safety processes and procedures are monitored by various agencies and rating bureaus and may be evaluated by certain clients in cases in which safety requirements have been established in our contracts. We may be adversely affected if we fail to meet these requirements or do not properly implement and comply with our safety program.

Weather conditions and seasonal revenue fluctuations may adversely impact on our financial results.

Our financial results during the months of November through March may be impacted by adverse weather conditions and the holiday season. As a result, our revenue and net income for the first and fourth quarters of our fiscal year may be lower when compared to our results for the second and third quarters of our fiscal year. If we were to experience lower-than-expected revenues during any such period, our expenses may not be offset.

We have only a limited ability to protect our intellectual property rights, and our failure to protect our intellectual property rights may adversely affect our competitive position.

Our success depends, in part, upon our ability to protect our proprietary information and other intellectual property. We rely principally on trade secrets to protect much of our intellectual property where we do not believe that patent or copyright protection is appropriate or obtainable. Although our employees are subject to confidentiality obligations, this protection may be inadequate to deter or prevent misappropriation of our confidential information. In addition, we may be unable to detect unauthorized use of our intellectual property or otherwise take appropriate steps to enforce our rights. Failure to obtain or maintain trade secret protection would adversely affect our competitive business position. In addition, if we are unable to prevent third parties from infringing or misappropriating our trademarks or other proprietary information, our competitive position could be adversely affected.

We rely on third-party internal and outsourced software to run our critical accounting, project management, and financial information systems. As a result, any sudden loss, disruption, or unexpected costs to maintain these systems could significantly increase our operational expense and disrupt the management of our business operations.

We rely on third-party software to run our critical accounting, project management, and financial information systems. We also depend on our software vendors to provide long-term software maintenance support for our information systems. Software vendors may decide to discontinue further development, integration, or long-term software maintenance support for our information systems, in which case we might need to abandon one or more of our current information systems and migrate some or all our accounting, project management, and financial information to other systems, thus increasing our operational expense as well as disrupting the management of our business operations.

U.S. and global economic uncertainties and specific conditions in the markets we address may adversely impact our operating results.

Over the past several years, the general worldwide economy has been affected, at various times, to slower economic activity, concerns about inflation and deflation, increased energy costs, international trade disputes and imbalances, and adverse business conditions. These conditions may make it difficult for our clients and vendors to accurately forecast future business activities, which could cause businesses to slow spending on services. Such conditions may also make it difficult for us to predict the short-term and long-term impacts of these trends on our business. We cannot predict the timing, strength, or duration of any economic slowdown or subsequent economic recovery worldwide or in our industry, and any such economic slowdown could have any adverse effect on our results of operations.

Unanticipated catastrophic events may adversely impact our business operations.

Our business operations may be adversely impacted by force majeure or extraordinary events beyond the control of the contracting parties, such as natural and man-made disasters as well as the outbreak or escalation of military hostilities or terrorist attacks. Such events could result in the closure of offices, interruption of projects, and the relocation of employees. We typically remain obligated to perform our services after a terrorist attack or natural disaster unless the contract contains a force majeure clause that relieves us of our contractual obligations. If we are not able to react quickly to force majeure, our operations may be affected significantly, which would have a negative impact on our business operations.

Further, we rely on our network and third-party infrastructure and enterprise applications, internal technology systems, and our website for our development, marketing, operational, support, hosted services, and sales activities. Despite our implementation of network security measures, we are vulnerable to disruption, infiltration, or failure of these systems or third-party hosted services in the event of a major earthquake, fire, power loss, telecommunications failure, cyber-attack, war, terrorist attack, or other catastrophic event could cause system interruptions, reputational harm, loss of intellectual property, lengthy interruptions in our services, breaches of data security, and loss of critical data and could harm our future operating results.

We are highly dependent on information and communications systems. System failures, security breaches of networks or systems could significantly disrupt our business and operations and negatively affect the market price of our common stock.

Our business is highly dependent on communications and information systems. These systems are primarily operated by third-parties and, as a result, we have limited ability to ensure their continued operation. In the event of systems failure or interruption, we have limited ability to affect the timing and success of systems restoration. Any failure or interruption of our systems could cause delays or other problems in the delivery of our services, which could have a material adverse effect on our operating results and negatively affect the market price of our common stock.

We rely on information technology systems, networks, and infrastructure in managing our day-to-day operations. Despite cybersecurity measures already in place, our information technology systems, networks and infrastructure may be vulnerable to deliberate attacks or unintentional events that could interrupt or interfere with their functionality or the confidentiality of our information. Our inability to effectively utilize our information technology systems, networks and infrastructure, and protect our information could adversely affect our business.

Cybersecurity breaches of our systems and information technology could adversely impact our ability to operate.

We must protect our own internal trade secrets and other business confidential information from disclosure. We face the threat to our computer systems of unauthorized access, computer hackers, computer viruses, malicious code, organized cyber-attacks, and other security problems and system disruptions, including possible unauthorized access to our and our clients' proprietary or classified information. As a result of the developing conflict between Russia and the Ukraine, in February 2022 the U.S. Cybersecurity and Infrastructure Security Agency issued a "Shields Up" alert for American organizations noting the potential for Russia's cyber-attacks on Ukrainian government and critical infrastructure organizations to impact organizations both within and beyond the U.S., particularly in the wake of sanctions imposed by the United States and its allies. We rely on industry-accepted security measures and technology to securely maintain all confidential and proprietary information on our information systems. We have devoted and will continue to devote significant resources to the security of our computer systems, but they may still be vulnerable to these threats. A user who circumvents security measures could misappropriate confidential or proprietary information, including information regarding us, our personnel and/or our clients, or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of these system disruptions and security breaches or to alleviate problems caused by these disruptions and breaches. Any of these events could damage our reputation and have a material adverse effect on our business, financial condition, results of operations and cash flows. Although the aggregate impact on our operations and financial condition has not been material to date, we have been the target of events of this nature and expect them to continue as cybersecurity threats have been rapidly evolving in sophistication and becoming more prevalent in the industry.

Risks Related to Our Indebtedness

Our credit agreement with Bank of America, N.A. contains a number of restrictive covenants which could limit our ability to finance future operations, acquisitions or capital needs or engage in other business activities that may be in our interest.

Our credit agreement contains a number of significant covenants that impose operating and other restrictions on us and our subsidiaries. Such restrictions affect or could affect, and in many respects limit or prohibit, among other things, our ability and the ability of certain of our subsidiaries to:

- incur additional indebtedness,
- create liens,
- pay dividends and make other distributions in respect of our equity securities,
- redeem our equity securities,
- enter into certain lines of business,
- make certain investments or certain other restricted payments,
- sell certain kinds of assets,
- enter into certain types of transactions with affiliates, and
- undergo a change in control or effect certain mergers or consolidations.

In addition, our credit agreement also requires us to comply with a consolidated fixed charge coverage ratio and consolidated leverage ratio. Our ability to comply with these ratios may be affected by events beyond our control.

These restrictions could limit our ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans and could adversely affect our ability to finance our operations, acquisitions, investments, or strategic alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under the credit agreement. If an event of default occurs, the lenders under the credit agreement could elect to:

- declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable,
- require us to apply all of our available cash to repay the borrowings, or
- prevent us from making debt service payments on certain of our borrowings.

If we were unable to repay or otherwise refinance these borrowings when due, the lenders under the credit agreement could sell the collateral securing the credit agreement, which constitutes a significant majority of our subsidiaries' assets.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our credit agreement are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though any amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. As of December 30, 2023, we had $195.8 million outstanding under the credit agreement. We may determine to enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in the future in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk and could be subject to credit risk themselves.

Risks Related to Our Acquisition Strategy

We have made and expect to continue to make acquisitions that could disrupt our operations and adversely impact our business and operating results. Our inability to successfully integrate acquisitions could impede us from realizing all of the benefits of the acquisitions, which could weaken our results of operations.

A key part of our growth strategy is to acquire other companies that complement our service offerings or broaden our technical capabilities and geographic presence. Acquisitions involve certain known and unknown risks that could cause our actual growth or operating results to differ from our expectations or the expectations of securities analysts. For example:

- we may not be able to identify suitable acquisition candidates or acquire additional companies on acceptable terms,
- we may pursue international acquisitions, which inherently pose more risk than domestic acquisitions,
- we compete with others to acquire companies, which may result in decreased availability of, or increased price for, suitable acquisition candidates,
- we may not be able to obtain the necessary financing on favorable terms, or at all, to finance any of our potential acquisitions,
- we may ultimately fail to consummate an acquisition even if we announce that we plan to acquire a company, and
- acquired companies may not perform as we expect, and we may fail to realize anticipated revenue and profits.

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act ("2017 Tax Reform"), which significantly revised the U.S. tax code by, among other things, lowering the corporate income tax rate from 35% to 21%, limiting the deductibility of interest expense, implementing a territorial tax system, and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. Future debt-financed acquisitions could be impacted by this change. Future acquisitions may also be impacted by future tax changes.

Our acquisition strategy may divert management's attention away from our existing businesses, resulting in the loss of key clients or key employees, and expose us to unanticipated problems or legal liabilities, including responsibility as a successor-in-interest for undisclosed or contingent liabilities of acquired businesses or assets.

If we are not able to integrate acquired businesses successfully, our business could be harmed.

Our inability to successfully integrate future acquisitions could impede us from realizing all the benefits of those acquisitions and could severely weaken our business operations. The integration process may disrupt our business and, if implemented ineffectively, may preclude realization of the full benefits expected by us and could harm our results of operations. In addition, the overall integration of the combining companies may result in unanticipated problems, expenses, liabilities, and competitive responses, and may cause our stock price to decline. The difficulties of integrating an acquisition include, among others:

- unanticipated issues in integration of information, communications, and other systems,
- unanticipated incompatibility of logistics, marketing, and administration methods,
- maintaining employee morale and retaining key employees,
- integrating the business cultures of both companies,
- preserving important strategic client relationships,

- consolidating corporate and administrative infrastructures and eliminating duplicative operations, or
- coordinating geographically separate organizations.

In addition, even if the operations of an acquisition are integrated successfully, we may not realize the full benefits of the acquisition, including the synergies, cost savings, or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. Further, acquisitions may also cause us to:

- issue securities that would dilute our current stockholders' ownership percentage,
- use a substantial portion of our cash resources,
- increase our interest expense, leverage, and debt service requirements if we incur additional debt to pay for an acquisition,
- assume liabilities, including environmental liabilities, for which we do not have indemnification from the former owners or have indemnification that may be subject to dispute or concerns regarding the creditworthiness of the former owners,
- record goodwill and non-amortizable intangible assets that are subject to impairment testing on a regular basis and potential impairment charges,
- experience volatility in earnings due to changes in contingent consideration related to acquisition liability estimates,
- incur amortization expenses related to certain intangible assets,
- lose existing or potential contracts due to conflicts-of-interest,
- incur large and immediate write-offs, or
- become subject to litigation.

If we are not able to successfully manage our growth strategy, our business operations and financial results may be adversely affected.

Our expected future growth presents numerous managerial, administrative, and operational challenges. Our ability to manage the growth of our operations will require us to continue to improve our management information systems and our other internal systems and controls. In addition, our growth will increase our need to attract, develop, motivate, and retain both our management and professional employees. The inability of our management to effectively manage our growth or the inability of our employees to achieve anticipated performance could have a material adverse effect on our business.

Risks Related to Regulatory Compliance

As a government contractor, we must comply with various procurement laws and regulations and are subject to regular government audits. A violation of any of these laws and regulations or the failure to pass a government audit could result in sanctions, contract termination, forfeiture of profit, harm to our reputation or loss of our status as an eligible government contractor and could reduce our profits and revenue.

We must comply with and are affected by U.S. Federal, state, local, and foreign laws and regulations relating to the formation, administration, and performance of government contracts. For example, we must comply with defective-pricing clauses found within the Federal Acquisition Regulation ("FAR"), the Truth in Negotiations Act, Cost Accounting Standards ("CAS"), the Services Contract Act, and the U.S. Department of Defense security regulations, as well as many other rules and regulations. In addition, we must also comply with other government regulations related to employment practices, environmental protection, health and safety, tax, accounting, and anti-fraud measures, as well as many other regulations in order to maintain our government contractor status. These laws and regulations affect how we do business with our clients and, in some instances, impose additional costs on our business operations. Although we take precautions to prevent and deter fraud, misconduct, and non-compliance, we face the risk that our employees or outside partners may engage in misconduct, fraud, or other improper activities. Government agencies routinely audit and investigate government contractors. These government agencies review and audit a government contractor's performance under its contracts and cost structure and evaluate compliance with applicable laws, regulations, and standards. In addition, during the course of its audits, such agencies may question our incurred project costs. If such agencies believe we have accounted for such costs in a manner inconsistent with the requirements for FAR or CAS, the agency auditor may recommend to our U.S. government corporate administrative contracting officer that it disallow such costs. Historically, we have not experienced significant disallowed costs as a result of government audits. However, we can provide no assurance that such government audits will not result in a material disallowance for incurred costs in the future. In addition, government contracts are subject to a variety of other requirements relating to the formation, administration, performance, and accounting for these contracts. We may also be subject to qui tam litigation brought by private individuals on behalf of the government under the Federal Civil False Claims Act, which could include claims for treble damages. Government contract violations could result in the imposition of civil and criminal penalties or sanctions, contract termination, forfeiture of profit, or suspension of payment, any of which could make us lose our status as an eligible government contractor. We could also suffer serious harm to our reputation. Any interruption or termination of our government contractor status could reduce our profits and revenue significantly.

Employee, agent or partner misconduct or our overall failure to comply with laws or regulations may adversely impact our reputation and financial results as well as subject us to criminal and civil enforcement actions.

Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one of our employees, agents, or partners could have a significant negative impact on our business and reputation. Such misconduct could include the failure to comply with regulations regarding government procurements, the protection of classified information, bribery and other foreign corrupt practices, pricing of labor and other costs in government contracts, lobbying or similar activities, internal controls over financial reporting, environmental laws, and any other applicable laws or regulations. For example, the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our policies mandate compliance with these regulations and laws, and we take precautions to prevent and detect misconduct. However, since our internal controls are subject to inherent limitations, including human error, it is possible that these controls could be intentionally circumvented or become inadequate because of changed conditions. As a result, we cannot assure that our controls will protect us from reckless or criminal acts committed by our employees and agents. Our failure to comply with applicable laws or regulations or acts of misconduct could subject us to fines and penalties, loss of security clearances, and suspension or debarment from contracting, any or all of which could harm our reputation, reduce our revenue and profits, and subject us to criminal and civil enforcement actions.

Changes in resource management or infrastructure industry laws, regulations, and programs could directly or indirectly reduce the demand for our services which could in turn negatively impact our revenue.

Some of our services are directly or indirectly impacted by changes in U.S. Federal, state, local, or foreign laws and regulations pertaining to resource management, infrastructure, and the environment. In addition, growing concerns about climate change may result in the imposition of additional regulations, international protocols, or other restrictions on emissions. Accordingly, such additional laws and regulations or a relaxation or repeal of existing laws and regulations, or changes in governmental policies regarding the funding, implementation, or enforcement of these programs, could result in a decline in demand for our services, which could in turn negatively impact our revenue.

We may be subject to liabilities under environmental laws and regulations, including liabilities assumed in acquisitions for which we may not be indemnified.

We must comply with a number of laws that strictly regulate the handling, removal, treatment, transportation, and disposal of toxic and hazardous substances. Under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA"), and comparable state laws, we may be required to investigate and remediate regulated hazardous materials. CERCLA and comparable state laws typically impose strict joint and several liabilities without regard to whether a company knew of or caused the release of hazardous substances. The liability for the entire cost of clean-up could be imposed upon any responsible party. Other principal federal environmental, health, and safety laws affecting us include, among others, the Resource Conversation and Recovery Act, the National Environmental Policy Act, the Clean Air Act, the Occupational Safety and Health Act, the Toxic Substances Control Act, and the Superfund Amendments and Reauthorization Act. Our business operations may also be subject to similar state and international laws relating to environmental protection. Liabilities related to environmental contamination or human exposure to hazardous substances, or a failure to comply with applicable regulations, could result in substantial costs to us, including clean-up costs, fines and civil or criminal sanctions, third-party claims for property damage or personal injury, or cessation of remediation activities. Our continuing work in the areas governed by these laws and regulations exposes us to the risk of substantial liability.

Current and potential changes in applicable tax laws could increase our tax rate and materially affect our results of operations.

We are subject to tax laws in the U.S. and certain foreign jurisdictions. The current U.S. presidential administration has called for changes to fiscal and tax policies, which may include comprehensive tax reform. In addition, many international legislative and regulatory bodies have proposed and/or enacted legislation that could significantly impact how U.S. multinational corporations are taxed on foreign earnings. Certain of these proposed and enacted changes to the taxation of our business activities could increase our effective tax rate and harm our results of operations.

Our revenue and growth prospects may be harmed if we or our employees are unable to obtain government granted eligibility or other qualifications we and they need to perform services for our customers.

A number of government programs require contractors to have certain kinds of government granted eligibility, such as security clearance credentials. Depending on the project, eligibility can be difficult and time-consuming to obtain. If we or our employees are unable to obtain or retain the necessary eligibility, we may not be able to win new business, and our existing customers could terminate their contracts with us or decide not to renew them. To the extent we cannot obtain or maintain the required security clearances for our employees working on a particular contract, we may not derive the revenue or profit anticipated from such contract.

If our reports and opinions are not in compliance with professional standards and other regulations, we could be subject to monetary damages and penalties.

We issue reports and opinions to clients based on our professional expertise. Our reports and opinions may need to comply with professional standards, licensing requirements, securities regulations, and other laws and rules governing the performance of professional services in the jurisdiction in which the services are performed. In addition, we could be liable to third parties who use or rely upon our reports or opinions even if we are not contractually bound to those third parties. For example, if we deliver an inaccurate report or one that is not in compliance with the relevant standards, and that report is made available to a third party, we could be subject to third-party liability, resulting in monetary damages and penalties.

Our failure to comply with export laws and regulations may adversely impact our operations.

We are subject to U.S. export laws and regulations, including International Traffic in Arms Regulations ("ITAR"), Export Administration Regulations ("EAR"), and trade sanctions against embargoed countries to the extent we export technical services, data, products, and equipment outside of the United States. We may be adversely affected if we fail to comply with these laws and regulations, which could result in civil or criminal sanctions, including fines, suspension, or debarment of U.S. government contracts.

Risks Related to Our Common Stock

Our Chairman and Chief Executive Officer owns a large percentage of our voting stock, which may allow him to have a significant influence on all matters requiring stockholder approval.

Mr. Dickerson Wright, our Chairman and Chief Executive Officer, beneficially owned 1,727,328 shares, or approximately 10.9% of our common stock on a fully diluted basis as of February 16, 2024. Accordingly, Mr. Wright has the power to significantly influence the outcome of important corporate decisions or matters submitted to a vote of our stockholders, including decisions regarding mergers, going private transactions, and other extraordinary transactions, and to significantly influence the terms of any of these transactions. Although Mr. Wright owes our stockholders certain fiduciary duties as a director and an executive officer, Mr. Wright could take actions to address his own interests, which may be different from those of our other stockholders.

Provisions in our charter documents and the Delaware General Corporation Law could make it more difficult for a third party to acquire us and could discourage a takeover and adversely affect existing stockholders.

Anti-takeover provisions in our certificate of incorporation and bylaws, and in the Delaware General Corporation Law, could diminish the opportunity for stockholders to participate in acquisition proposals at a price above the then-current market price of our common stock. For example, our board of directors, without further stockholder approval, could authorize the issuance of shares of undesignated preferred stock and fix the designation, powers, preferences, and rights and any qualifications, limitations, and restrictions of such class or series, which could adversely affect the voting power of your shares. Our bylaws also provide for an advance notice procedure for nomination of candidates to our board of directors that could have the effect of delaying, deterring, or preventing a change in control. As a Delaware corporation, we are subject to provisions of the Delaware General Corporation Law regarding "business combinations," which could deter attempted takeovers in certain situations which our company could adopt. The authority of our board of directors to issue undesignated preferred or other capital stock and the anti-takeover provisions of the Delaware General Corporation Law, as well as other current and any future anti-takeover measures adopted by us, may, in certain circumstances, delay, deter, or prevent takeover attempts and other changes in control of our company not approved by our shareholders.

Future issuances of our common stock pursuant to our equity incentive plan may have a dilutive effect on your investment and resales of such shares may adversely impact the market price of our common stock.

As of December 30, 2023, we have registered an aggregate of 2,295,604 shares of common stock reserved under Registration Statements on Form S-8 and we may file additional Registration Statements on Form S-8 to register additional shares reserved under our equity incentive plan or employee stock purchase plan. Issuance of shares of common stock pursuant to our equity incentive plan or employee stock purchase plan may have a dilutive effect on our common stock. Also, all shares issued pursuant to a Registration Statement on Form S-8 can be freely sold in the public market upon issuance, subject to restrictions on our affiliates under Rule 144 promulgated by the SEC under the Securities Act of 1933, as amended. If a large number of these shares are sold in the public market, the sales may be viewed negatively by the market and adversely affect the market price of our common stock.

We currently do not pay dividends and do not intend to pay dividends on our shares of common stock in the foreseeable future and, consequently, your only current opportunity to achieve a return on your investment is if the price of our shares appreciates.

We currently do not pay dividends and our credit agreement contains restrictions regarding the payment of dividends. Accordingly, we do not expect to pay dividends on our shares of common stock in the foreseeable future and intend to use cash to grow our business. Consequently, your only current opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 1C.   CYBERSECURITY.

Cybersecurity Risk Management and Strategy

The identification and assessment of cybersecurity risk is integrated into our overall risk management systems and processes. We have an enterprise-wide information security program designed to identify, protect, detect, respond to, and manage reasonably foreseeable cybersecurity risks and threats. To protect our information systems from cybersecurity threats, we use various security tools that help prevent, identify, escalate, investigate, resolve, and recover from identified vulnerabilities and security incidents in a timely manner. These include, but are not limited to, internal reporting, monitoring, circulated advisories, detection tools, conducting employee training, monitoring emerging laws and regulation related to data protection and information security. We also maintain a third-party security program to further assist us with the identification, prioritization, assessment, mitigation, and remediation of third-party risks.

As part of our cybersecurity program, we regularly perform risk assessment of cybersecurity and technology threats and monitor our information systems for potential vulnerabilities. On a bi-weekly basis, we assess cybersecurity threats through a third-party cybersecurity vendor. We use a widely adopted risk quantification model to identify, measure, and prioritize cybersecurity and technology risks and develop security controls and safeguards. Security events and data incidents are evaluated, ranked by severity, and prioritized for response and remediation. Incidents are evaluated to determine materiality as well as operational and business impact and reviewed for privacy impact. We conduct regular reviews and tests of our information security program, tabletop exercises, penetration and vulnerability testing, simulations, and other exercises to evaluate the effectiveness of our information security program and improve our security measures and planning.

Our systems have experienced directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse, or theft of information. To date these incidents have not had a material impact on our service, systems, or business. For more information on how risks from identified cybersecurity threats have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, refer to "Cybersecurity breaches of our systems and information technology could adversely impact our ability to operate" section included under Item 1A. *Risk Factors* included in this Annual Report on Form 10-K.

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management. The Board oversees our annual enterprise risk assessment, where we assess key risks within the Company, including security and technology risks and cybersecurity threats. Our Audit Committee is responsible for the oversight of risks from cybersecurity threats. Members of the Audit Committee receive updates from senior management, including leaders from our Information Security, Compliance, and Legal teams regarding matters of cybersecurity. This includes various cybersecurity matters, including risk assessments, mitigation strategies, areas of emerging risks, incidents and industry trends, and other areas of importance. Our Board members also engage in *ad hoc* conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs. Our VP of Information Technology has over 25 years of industry experience involving information technology, including security, auditing, compliance, systems, and programming. Team members who support our cybersecurity program have relevant educational and industry experience.

ITEM 2.   PROPERTIES.

We lease office space in the U.S. and internationally from which we provide our services.

ITEM 3.   LEGAL PROCEEDINGS.

For a description of our material pending legal proceedings, see Note 14, *Commitments and Contingencies*, in the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K.

ITEM 4.   MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Holders

Our common stock is listed on the Nasdaq Global Select Market under the symbol NVEE. As of February 16, 2024, there were 2,649 holders of record of our common stock. These numbers do not include beneficial owners whose shares are held in "street name."

Dividends

We have not paid cash dividends on our common stock and our credit agreement contains restrictions regarding the payment of dividends. Accordingly, we do not expect to pay any dividends on our common stock for the foreseeable future, as we intend to retain all earnings to provide funds for the operation and expansion of our business. The payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as the extent to which our financing arrangements permit the payment of dividends, earnings levels, capital requirements, our overall financial condition, and any other factors deemed relevant by our board of directors.

Recent Sales of Unregistered Securities

All sales of unregistered securities during the year ended December 30, 2023 were previously disclosed in a Quarterly Report on Form 10-Q or Current Report on Form 8-K except as follows (amounts in thousands, except share data):

On November 14, 2023, as partial consideration for an acquisition we agreed to issue $300 of shares of our common stock and $200 of additional shares of our common stock based on the then-current market prices on the first anniversary of the closing date.

Issuer Purchase of Equity Securities

None.

SELECTED FINANCIAL DATA.

The following selected financial data was derived from our consolidated financial statements and provides summarized information with respect to our operations and financial position. The data set forth below should be read in conjunction with the information contained in Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and our consolidated financial statements and the notes thereto contained in Item 8, *Financial Statements and Supplementary Data*, in this Annual Report on Form 10-K.

		Fiscal Year Ended			
Statements of Operations Data	December 30, 2023	December 31, 2022	January 1, 2022	January 2, 2021	December 28, 2019
	(in thousands, except per share data)				
Gross revenues	$ 861,739	$ 786,778	$ 706,706	$ 659,296	$ 508,938
Direct costs:					
Salaries and wages	215,608	186,806	175,047	176,865	153,023
Sub-consultant services	150,681	153,641	124,998	107,602	79,598
Other direct costs	65,088	60,357	47,347	40,291	30,935
Total direct costs	431,377	400,804	347,392	324,758	263,556
Gross profit	430,362	385,974	359,314	334,538	245,382
Operating expenses:					
Salaries and wages, payroll taxes, and benefits	226,137	193,488	176,838	176,816	128,558
General and administrative	67,668	66,114	53,986	50,214	42,656
Facilities and facilities related	22,891	21,252	20,193	21,280	17,145
Depreciation and amortization	52,486	38,938	39,953	42,079	25,816
Total operating expenses	369,182	319,792	290,970	290,389	214,175
Income from operations	61,180	66,182	68,344	44,149	31,207
Interest expense	(12,970)	(3,808)	(6,239)	(15,181)	(2,275)
Income before income tax expense	48,210	62,374	62,105	28,968	28,932
Income tax expense	(3,597)	(12,401)	(14,958)	(7,950)	(5,176)
Net income	$ 44,613	$ 49,973	$ 47,147	$ 21,018	$ 23,756
Basic earnings per share	$ 2.96	$ 3.39	$ 3.34	$ 1.70	$ 1.96
Diluted earnings per share	$ 2.88	$ 3.27	$ 3.22	$ 1.65	$ 1.90
Weighted average common shares outstanding:					
Basic	15,086,040	14,753,738	14,135,333	12,362,786	12,116,185
Diluted	15,474,326	15,260,186	14,656,381	12,713,075	12,513,034
Comprehensive income:					
Net income	$ 44,613	$ 49,973	$ 47,147	$ 21,018	$ 23,756
Foreign currency translation losses, net of tax	(18)	—	—	—	—
Comprehensive income	$ 44,595	$ 49,973	$ 47,147	$ 21,018	$ 23,756

Balance Sheet Data	December 30, 2023		December 31, 2022		January 1, 2022		January 2, 2021		December 28, 2019
Cash and cash equivalents	$	44,824	$	38,541	$	47,980	$	64,909	$	31,825
Total assets	$	1,170,592	$	935,723	$	961,943	$	881,175	$	893,137
Total notes payable and other obligations	$	214,735	$	54,849	$	131,796	$	307,522	$	358,187
Total equity	$	775,795	$	694,240	$	624,720	$	394,069	$	355,963

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the accompanying notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of certain factors, including those described under "Item 1A. Risk Factors." Dollar amounts presented are in thousands, except share data or where the context otherwise requires.

Overview

We are a provider of technology, conformity assessment, consulting solutions, and software applications to public and private sector clients. We focus on the infrastructure, utility services, construction, real estate, environmental, and geospatial markets. Our primary clients include U.S. Federal, state, municipal, and local government agencies, and military and defense clients. We also serve quasi-public and private sector clients from the education, healthcare, utility services, and public utilities, including schools, universities, hospitals, health care providers, and insurance providers.

Although we anticipate public and quasi-public sector clients will represent the majority of our revenues for the foreseeable future, we intend to continue expanding our service offerings to private sector clients. Historically, public and quasi-public sector clients have demonstrated greater resilience during periods of economic downturns, while private sector clients have offered higher gross profit margin opportunities during periods of economic expansion.

Fiscal Year

We operate on a "52/53-week" fiscal year ending on the Saturday closest to December 31st (whether or not in the following calendar year), with interim calendar quarters ending on the Saturday closest to the end of such calendar quarter (whether or not in the following calendar quarter). As a result, fiscal 2023, 2022 and 2021 included 52 weeks.

Critical Accounting Policies and Estimates

Our critical accounting estimates are those we believe require our most significant judgments about the effect of matters that are inherently uncertain. A discussion of our critical accounting estimates, the underlying judgments and uncertainties used to make them and the likelihood that materially different estimates would be reported under different conditions or using different assumptions is as follows:

Revenue Recognition

In accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("Topic 606"), we recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services.

To determine the proper revenue recognition method, we evaluate whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services that is not separately identifiable from other promises in the contracts and, therefore, is not distinct.

Our performance obligations are satisfied as work progresses or at a point in time. Gross revenues from services transferred to customers over time accounted for 90%, 88%, and 90% of our revenues during fiscal years 2023, 2022, and 2021, respectively. For our cost-reimbursable contracts, revenue is recognized over time using direct costs incurred or direct costs incurred to date as compared to the estimated total direct costs for performance obligations because it depicts the transfer of control to the customer which occurs as we incur costs on its contracts. Contract costs include labor, sub-consultant services, and other direct costs. Gross revenue from services transferred to customers at a point in time accounted for 10%, 12%, and 10% of our revenues during fiscal years 2023, 2022, and 2021, respectively. Revenue from these contracts is recognized when the customer obtains control of the asset, which is generally upon delivery and acceptance by the customer of the reports and/or analysis performed.

Contract modifications are common in the performance of our contracts. Contracts modified typically result from changes in scope, specifications, design, performance, sites, or period of completion. In most cases, contract modifications are for services that are not distinct, and, therefore, are accounted for as part of the existing contract.

Contract estimates are based on various assumptions to project the outcome of future events. These assumptions are dependent upon the accuracy of a variety of estimates, including engineering progress, achievement of milestones, labor productivity, and cost estimates. Due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates. If estimated total costs on contracts indicate a loss or reduction to the percentage of total contract revenues recognized to date, these losses or reductions are recognized in the period in which the revisions are known. The effect of revisions to revenues, estimated costs to complete contracts, including penalties, incentive awards, change orders, claims, and anticipated losses are recorded on the cumulative catch-up basis in the period in which the revisions are identified and the loss can be reasonably estimated. Such revisions could occur in any reporting period and the effects on the results of operations for that reporting period may be material depending on the size of the project or the adjustment. During fiscal years 2023, 2022, and 2021 the cumulative catch-up adjustments for contract modifications were not material.

Allowance for Doubtful Accounts

We record billed and unbilled receivables net of an allowance for doubtful accounts. The allowance is estimated based on management's evaluation of the contracts involved and the financial condition of clients. Factors considered include:

- Client type (governmental or private client),
- Historical performance,
- Historical collection trends, and
- General economic conditions.

The allowance is increased by our provision for doubtful accounts, which is charged against income. All recoveries on receivables previously charged off are credited to the accounts receivable recovery account and are included in income, while direct charge-offs of receivables are deducted from the allowance. Although we believe the allowance for doubtful accounts is sufficient, a decline in economic conditions could lead to the deterioration in the financial condition of our customers, resulting in an impairment of their ability to make payments, and additional allowances may be required that could materially impact our consolidated results of operations. Trade receivable balances carried by us are comprised of accounts from a diverse client base across a broad range of industries.

Goodwill and Intangible Assets

Goodwill is the excess of consideration paid for an acquired entity over the amounts assigned to assets acquired, including other identifiable intangible assets and liabilities assumed in a business combination. To determine the amount of goodwill resulting from a business combination, we perform an assessment to determine the acquisition date fair value of the acquired company's tangible and identifiable intangible assets and liabilities.

We evaluate goodwill annually for impairment on August 1, or whenever events or changes in circumstances indicate the asset may be impaired, using the quantitative method. An entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. These qualitative factors include macroeconomic and industry conditions, cost factors, overall financial performance, and other relevant entity-specific events. If the entity determines that this threshold is met, then we apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. We determine fair value through multiple valuation techniques, and weight the results accordingly. Subjective and complex judgments are required in assessing whether an event of impairment of goodwill has occurred, including assumptions and estimates used to determine the fair value of its reporting units.

On August 1, 2023, we conducted our annual impairment tests using the quantitative method of evaluating goodwill. Based on the quantitative analyses, we determined the fair value of each of the reporting units exceeded its carrying value and therefore, there was no goodwill impairment. There were no indicators, events, or changes in circumstances that would indicate goodwill impairment for the period from August 2, 2023 through December 30, 2023.

Identifiable intangible assets primarily include customer backlog, customer relationships, trade names, non-compete agreements, and developed technology. Amortizable intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the assets may be impaired. If an indicator of impairment exists we compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment, if any, is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model. There were no indicators, events, or changes in circumstances that would indicate intangible assets were impaired during fiscal 2023.

In connection with an acquisition of a business, we record identifiable intangible assets acquired at their respective fair values as of the date of acquisition. The corresponding fair value estimates for these assets acquired include projected future cash flows, associated discount rates used to calculate present value, asset life cycles, and customer retention rates. We use an independent valuation specialist to assist in determining the estimated fair values of assets acquired and liabilities assumed. The fair value calculated for intangible assets may change during the finalization of the purchase price allocation due to the estimates and assumptions used in determining their fair value. As a result, we may adjust the provisional amounts recorded for certain items as part of the purchase price allocation subsequent to the acquisition, not to exceed one year after the acquisition date, until the purchase accounting allocation is finalized.

Recent Acquisitions

The aggregate value of all consideration for our acquisitions consummated during 2023, 2022, and 2021 was approximately $224,417, $14,220, and $100,449, respectively. The net assets acquired during 2023, 2022, and 2021 were $100,741, $2,944, and $54,647, respectively, while the gross revenues associated with these acquisitions (from their respective dates of acquisition) were $96,314, $5,211 and $29,965, respectively.

2023 Acquisitions

On April 6, 2023, we acquired all of the outstanding equity interests in the Visual Information Solutions commercial geospatial technology and software business ("VIS") from L3Harris. VIS is a provider of subscription-based software solutions for the analysis and management of software applications and Analytics as a Service (AaaS) solutions. We acquired VIS for a cash purchase price of $75,371. The purchase price and other related costs associated with the transaction were financed through the our amended and restated credit agreement (the "Second A&R Credit Agreement" or "Senior Credit Facility") with Bank of America, N.A. and other lenders party thereto. See Note 11, *Notes Payable and Other Obligations*, of the Notes to Consolidated Financial Statements included elsewhere herein for further detail on the Second A&R Credit Agreement. In order to determine the fair values of tangible and intangible assets acquired and liabilities assumed, we engaged an independent third-party valuation specialist to assist in the determination of fair values. The final determination of the fair value of assets and liabilities will be completed within the one-year measurement period as required by ASC 805. The acquisition will necessitate the use of this measurement period to adequately analyze and assess the factors used in establishing the asset and liability fair values as of the relevant acquisition date, including intangible assets, accounts receivable, and deferred tax liabilities.

On February 22, 2023, we acquired all of the outstanding equity interests in Continental Mapping Acquisition Corp. and its subsidiaries, including Axim Geospatial, LLC (collectively "Axim"), a provider of comprehensive geospatial services and solutions addressing critical mission requirements for customers across the defense and intelligence and state and local government sectors. The aggregate purchase price of the acquisition was $139,569, including $119,736 in cash, a $6,333 promissory note, and $13,500 of our common stock. The purchase price and other related costs associated with the transaction were financed through the Second A&R Credit Agreement. In order to determine the fair values of tangible and intangible assets acquired and liabilities assumed, we engaged an independent third-party valuation specialist to assist in the determination of fair values. The final determination of the fair value of assets and liabilities will be completed within the one-year measurement period as required by ASC 805. The acquisition will necessitate the use of this measurement period to adequately analyze and assess the factors used in establishing the asset and liability fair values as of the relevant acquisition date, including intangible assets, accounts receivable, and deferred tax liabilities.

We completed five other acquisitions during 2023. The aggregate purchase price for the five acquisitions was $9,477, including $8,000 in cash, $867 of our common stock, and potential earn-outs of up to $640 payable in cash and common stock, which have been recorded at an estimated fair value of $610. A probability-weighted approach was used to determine the fair value of the earn-out, which is a generally accepted valuation technique that embodies all significant assumption types. The final determination of the fair value of assets and liabilities will be completed within the one-year measurement period as required by ASC 805. The five acquisitions will necessitate the use of this measurement period to adequately analyze and assess the factors used in establishing the asset and liability fair values as of the relevant acquisition date, including intangible assets, accounts receivable, and deferred tax liabilities.

2022 Acquisitions

We completed five acquisitions during 2022. The aggregate purchase price of the acquisitions was $14,220, including $5,882 in cash, $1,606 in promissory notes, $433 of our common stock, and potential earn-outs of up to $15,850 payable in cash and common stock, which were recorded at an estimated fair value of $6,299. An option-based model was used to determine the fair value of the earn-outs, which is a generally accepted valuation technique that embodies all significant assumption types. In order to determine the fair values of tangible and intangible assets acquired and liabilities assumed, we engaged an independent third-party valuation specialist to assist in the determination of fair values. The final determination of the fair value of assets and liabilities was completed within the one-year measurement period as required by ASC 805. Purchase price allocation adjustments recorded during 2023 were not material.

2021 Acquisitions

We completed eight acquisitions during 2021. The aggregate purchase price of the acquisitions was $100,449, including $69,501 of cash, $19,028 of promissory notes, $6,787 of our common stock, and potential earn-outs of up to $25,700 payable in cash and stock, which were recorded at an estimated fair value of $5,133. An option-based model was used to determine the fair value of the earn-outs, which is a generally accepted valuation technique that embodies all significant assumption types. In order to determine the fair values of tangible and intangible assets acquired and liabilities assumed, we engaged an independent third-party valuation specialist to assist in the determination of fair values. The final determination of the fair value of assets and liabilities was completed within the one-year measurement period as required by ASC 805. Purchase price allocation adjustments recorded during 2022 were immaterial.

Secondary Offering

On March 10, 2021, we priced an underwritten public offering of 1,612,903 shares of our common stock (the "Firm Shares") at a price of $93.00 per share. The shares were sold pursuant to an effective registration statement on Form S-3 (Registration No. 333-237167). In addition, we also granted the underwriters a 30-day option to purchase 241,935 additional shares (the "Option Shares") of our common stock at the public offering price. On March 15, 2021, we closed on the Firm Shares, for which we received net proceeds of approximately $140,693 after deducting the underwriting discount and estimated offering expenses payable by us. On April 13, 2021, the underwriters exercised the Option Shares and we received net proceeds of $21,150 after deducting the underwriting discount and estimated offering expenses payable by us.

Segments

Our operations are organized into three operating and reportable segments:

- *Infrastructure ("INF")* – includes our engineering, civil program management, utility services, and construction quality assurance practices;
- *Building, Technology & Sciences ("BTS")* – includes our environmental health sciences, clean energy consulting, buildings and program management, and MEP & technology design practices; and
- *Geospatial Solutions ("GEO")* – includes our geospatial solution practices.

For additional information regarding our reportable segments, see Note 18, *Reportable Segments,* in the Notes to the Consolidated Financial Statements in this Annual Report on Form 10-K.

Components of Income and Expense

Gross Revenues

We enter into contracts with our clients that contain two principal types of pricing provisions, representing a percentage of total revenue as shown below:

	2023	2022	2021
Cost Reimbursable	90%	88%	90%
Fixed-unit Price	10%	12%	10%

Cost-reimbursable contracts. Cost-reimbursable contracts consist of the following:

- Time and materials contracts are common for smaller scale professional and technical consulting and certification services projects. Under these types of contracts, there is no predetermined fee. Instead, we negotiate hourly billing rates and charge our clients based upon actual hours expended on a project. In addition, any direct project expenditures are passed through to the client and are typically reimbursed. These contracts may have an initial not-to-exceed or guaranteed maximum price provision.
- Cost-plus contracts are the predominant contracting method used by U.S. Federal, state, and local governments. Under these type contracts, we charge clients for its costs, including both direct and indirect costs, plus a negotiated fee. The total estimated cost plus the negotiated fee represents the total contract value.
- Lump-sum contracts typically require the performance of all of the work under the contract for a specified lump-sum fee, subject to price adjustments if the scope of the project changes or unforeseen conditions arise. Many of our lump-sum contracts are negotiated and arise in the design of projects with a specified scope and project deliverables. In most cases, we can bill additional fees if the construction schedule is modified and lengthened.

Fixed-unit price contracts. Fixed-unit price contracts consist of the following:

- Fixed-unit price contracts typically require the performance of an estimated number of units of work at an agreed price per unit, with the total payment under the contract determined by the actual number of units performed.

Revenues under cost-reimbursable contracts are recognized when services are performed or on the percentage-of-completion method. Revenues recognized on the percentage-of-completion method are generally measured by the direct costs incurred to date as compared to estimated costs incurred and represents approximately 50%, 44%, and 44% of revenues recognized during 2023, 2022, and 2021, respectively. Revenues from fixed-unit price contracts are recognized at a point in time.

Direct Costs of Revenues

Direct costs of revenues consist of the following in connection with fee generating projects:

- Technical and non-technical salaries and wages,
- Production expenses, including depreciation, and
- Sub-consultant services.

Operating Expenses

Operating expenses are expensed as incurred and include the following:

- Marketing expenses,
- Management and administrative personnel costs,
- Payroll taxes, bonuses, and employee benefits,
- Portion of salaries and wages not allocated to direct costs of revenues,
- Facility costs,
- Depreciation and amortization,
- Professional services, legal and accounting fees, and administrative operating costs,
- Insurance costs, and
- Information technology costs.

RESULTS OF OPERATIONS

Consolidated Results of Operations

The following table represents our condensed results of operations for the periods indicated (dollars in thousands):

	Fiscal Years Ended		
	December 30, 2023	**December 31, 2022**	**January 1, 2022**
Gross revenues	$ 861,739	$ 786,778	$ 706,706
Direct costs	431,377	400,804	347,392
Gross profit	430,362	385,974	359,314
Operating expenses	369,182	319,792	290,970
Income from operations	61,180	66,182	68,344
Interest expense	(12,970)	(3,808)	(6,239)
Income tax expense	(3,597)	(12,401)	(14,958)
Net income	$ 44,613	$ 49,973	$ 47,147

Fiscal year ended December 30, 2023, compared to fiscal year ended December 31, 2022

Gross Revenues

Our consolidated gross revenues increased by $74,961, or 10%, in 2023 compared to 2022. The increase in gross revenues was primarily due to incremental gross revenues of $100,489 from acquisitions completed since the beginning of 2022 and organic increases in our geospatial solution services of $9,981. These increases were partially offset by decreases in our real estate transactional services of $20,986 driven by market reactions to increases in interest rates, decreases in our construction quality assurance practices of $5,903, and decreases in our liquefied natural gas business ("LNG") of $5,338 driven by project cycles.

Gross Profit

As a percentage of gross revenues, our gross profit margin was 49.9% and 49.1% in 2023 and 2022, respectively. As a percentage of gross revenues, sub-consultant services and other direct costs decreased 2.0% and 0.1%, respectively. These decreases were partially offset by increases in direct salaries and wages as a percentage of gross revenues of 1.3%. The decrease in sub-consultant services as a percentage of gross revenues was primarily driven by the mix of business in our real estate transactional, civil program management services, and power delivery and utility services.

Operating expenses

Our operating expenses increased $49,390, or 15.4%, in 2023 compared to 2022. The increase in operating expenses primarily resulted from increased payroll costs of $32,649, amortization expenses of $11,336, and general and administrative expenses of $1,554. The increase in payroll costs was primarily driven by an increase in employees as compared to the prior year period as a result of our 2022 and 2023 acquisitions, partially offset by a decrease of $5,205 due to changes in our paid time off policy during 2023. The increase in amortization expense was driven by acquisitions. The increase in general and administrative expenses was primarily due to incremental expenses from acquisitions of $7,245, increases in information technology costs of $1,803, and increases in professional fees of $1,311, partially offset by earn-out fair value adjustments of $9,280 during 2023 that decreased the contingent consideration liability related to acquisitions compared to earn-out fair value adjustments of $2,972 during 2022 that increased the contingent consideration liability related to acquisitions.

Interest Expense

Our interest expense increased $9,162 in 2023 compared to 2022. The increase in interest expense resulted from a higher weighted average interest rate and an increase in our Senior Credit Facility indebtedness.

Income taxes

Our consolidated effective income tax rate was 7.5% and 19.9% in 2023 and 2022, respectively. The lower effective income tax rate is primarily due to an increase in federal and state credits, including additional prior year credits claimed on the 2022 federal and state tax returns, and an increase in excess tax benefits from stock-based payments. See Note 17, *Income Taxes*, of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K for further detail of income tax expense.

Net income

Our net income decreased $5,360, or 11%, in 2023 compared to 2022. The decrease was primarily a result of increases in payroll costs of $32,649, amortization expenses of $11,336, interest expense of $9,162, and general and administrative expenses of $1,554, partially offset by an increase in gross profit of $44,388 and a lower effective income tax rate.

For comparison of 2022 to 2021, see "Results of Operations - Consolidated Results of Operations" under Item 7 of Part II in our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 24, 2023, which discussion is expressly incorporated herein by reference thereto.

Segment Results of Operations

The following tables set forth summarize financial information concerning our reportable segments (dollars in thousands):

	Fiscal Years Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Gross revenues			
INF	$ 374,986	$ 395,878	$ 383,725
BTS	222,804	232,577	185,995
GEO	263,949	158,323	136,986
Total gross revenues	$ 861,739	$ 786,778	$ 706,706
Segment income before taxes			
INF	$ 65,608	$ 68,259	$ 71,838
BTS	$ 38,810	$ 43,810	$ 35,221
GEO	$ 51,633	$ 42,640	$ 33,027

For additional information regarding our reportable segments, see Note 18, *Reportable Segments,* of the Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

Fiscal year ended December 30, 2023, compared to fiscal year ended December 31, 2022

INF Segment

Our gross revenues from INF decreased $20,892, or 5%, in 2023 compared to 2022. The decrease in gross revenues was primarily due to decreases in our construction quality assurance practices of $5,903, decreases in our LNG business of $5,338 driven by project cycles, decreases in our civil program management business of $4,727, and decreases in our power delivery and utility services of $5,078.

Segment income before taxes from INF decreased $2,651, or 4%, in 2023 compared to 2022. The decrease was primarily due to decreased gross revenues.

BTS Segment

Our gross revenues from BTS decreased $9,773, or 4%, in 2023 compared to 2022. The decrease in gross revenues was primarily due to decreases in our real estate transactional services of $20,986 driven by market reactions to increases in interest rates. These decreases were partially offset by increases in our international engineering and consulting services of $6,947 and increases in our energy and technology services of $4,457.

Segment income before taxes from BTS decreased $5,000, or 11%, in 2023 compared to 2022. The decrease was primarily due to decreased gross revenues.

GEO Segment

Our gross revenues from GEO increased $105,626, or 67%, in 2023 compared to 2022. The increase was due to incremental gross revenues of $95,645 from acquisitions completed since the beginning of fiscal 2022 and $9,981 related to organic increases in our geospatial business activity.

Segment income before taxes from GEO increased $8,993, or 21%, in 2023 compared to 2022. The increase was primarily due to increased gross revenues.

For comparison of 2022 to 2021, see "Results of Operations - Segment Results of Operations" under Item 7 of Part II in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 24, 2023, which discussion is expressly incorporated herein by reference thereto.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity are our cash and cash equivalents balances, cash flows from operations, borrowing capacity under our Senior Credit Facility, and access to financial markets. Our principal uses of cash are operating expenses, working capital requirements, capital expenditures, repayment of debt, and acquisition expenditures. We believe our sources of liquidity, including cash flows from operations, existing cash and cash equivalents, and borrowing capacity under our Senior Credit Facility will be sufficient to meet our projected cash requirements for at least the next twelve months. We will monitor our capital requirements thereafter to ensure our needs are in line with available capital resources and believe that there are no significant cash requirements currently known to us and affecting our business that cannot be met from our reasonably expected future operating cash flows, including upon the maturity of the Senior Credit Facility in 2026.

Operating activities

Net cash provided by operating activities was $62,207 in 2023 compared to $93,980 in 2022. The decrease was a result of decreases in net income and increases in working capital and deferred income tax assets during 2023 compared to 2022. The changes in our working capital that contributed to decreased cash flows were primarily a result of increases in unbilled receivables of $12,363 and decreases in accounts payable of $6,797. The increase in unbilled receivables was primarily due to timing of project billing cycles. The decrease in accounts payable primarily related to timing of payments. The increase in deferred income tax assets was primarily driven by the Tax Cuts and Jobs Act, which eliminated the option to currently deduct research and development expenditures in the period incurred and requires taxpayers to capitalize and amortize such expenditures over five years pursuant to Section 174 of the Internal Revenue Code.

Investing activities

During 2023 and 2022, net cash used in investing activities totaled $205,791 and $21,510, respectively. The increase in cash used in investing activities was primarily a result of increased cash paid for acquisitions of $183,437.

Financing activities

Net cash flows provided by financing activities in 2023 was $149,855 compared to net cash flows used in financing activities of $81,909 in 2022. The increase in cash provided by financing activities was primarily a result of borrowings on our

Senior Credit Facility of $188,000 during 2023, a decrease in principal payments on our Senior Credit Facility of $39,000, and a decrease in note payable payments of $4,374.

For comparison of 2022 to 2021 cash flows, see "Liquidity and Capital Resources - Cash Flows" under Item 7 of Part II in our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 24, 2023, which discussions are expressly incorporated herein by reference thereto.

Financing

Senior Credit Facility

On August 13, 2021 (the "Closing Date"), we amended and restated our Credit Agreement (the "Second A&R Credit Agreement"), originally dated December 7, 2016 and as amended to the Closing Date, with Bank of America, N.A. ("Bank of America"), as administrative agent, swingline lender and letter of credit issuer, the other lenders party thereto, and certain of our subsidiaries as guarantors. Pursuant to the Second A&R Credit Agreement, the previously drawn term commitments of $150,000 and revolving commitments totaling $215,000 in the aggregate were converted into revolving commitments totaling $400,000 in the aggregate. These revolving commitments are available through August 13, 2026 (the "Maturity Date") and an aggregate amount of approximately $138,750 was drawn under the Second A&R Credit Amendment on the Closing Date to repay previously existing borrowings under the term and revolving facilities prior to such amendment and restatement. Borrowings under the Second A&R Credit Agreement are secured by a first priority lien on substantially all of our assets. The Second A&R Credit Agreement also includes an accordion feature permitting us to request an increase in the revolving facility under the Second A&R Credit Agreement by an additional amount of up to $200,000 in the aggregate. As of December 30, 2023 and December 31, 2022, the outstanding balance on the Second A&R Credit Agreement was $195,750 and $33,750, respectively.

Borrowings under the Second A&R Credit Agreement bear interest at variable rates which are, at our option, tied to a Eurocurrency rate equal to either Term SOFR (Secured Overnight Financing Rate) or Daily Simple SOFR, plus in each case an applicable margin, or a base rate denominated in U.S. dollars. Interest rates remain subject to change based on our consolidated leverage ratio. As of December 30, 2023 our interest rate was 6.7%.

The Second A&R Credit Agreement contains financial covenants that require us to maintain a consolidated net leverage ratio (the ratio of our pro forma consolidated net funded indebtedness to our pro forma consolidated EBITDA for the most recently completed measurement period) of no greater than 4.00 to 1.00.

These financial covenants also require us to maintain a consolidated fixed charge coverage ratio of no less than 1.10 to 1.00 as of the end of any measurement period. As of December 30, 2023, we were in compliance with the financial covenants.

The Second A&R Credit Agreement contains covenants that may have the effect of limiting our ability to, among other things, merge with or acquire other entities, enter into a transaction resulting in a Change in Control, create certain new liens, incur certain additional indebtedness, engage in certain transactions with affiliates, or engage in new lines of business, or sell a substantial part of their assets. The Second A&R Credit Agreement also contains customary events of default, including (but not limited to) a default in the payment of principal or, following an applicable grace period, interest, breaches of our covenants or warranties under the Second A&R Credit Agreement, payment default or acceleration of certain indebtedness, certain events of bankruptcy, insolvency or liquidation, certain judgments or uninsured losses, changes in control, and certain liabilities related to ERISA based plans.

The Second A&R Credit Agreement limits the payment of cash dividends (together with certain other payments that would constitute a "Restricted Payment" within the meaning of the Second A&R Credit Agreement and generally including dividends, stock repurchases, and certain other payments in respect to warrants, options, and other rights to acquire equity securities), unless the Consolidated Leverage Ratio would be less than 3.25 to 1.00 and available liquidity (defined as unrestricted, domestically held cash plus revolver availability) would be at least $30,000, in each case after giving effect to such payment.

Total debt issuance costs incurred and capitalized in connection with the issuance of the Second A&R Credit Agreement were $3,702. Total amortization of debt issuance costs was $758, $724, and $1,210 during 2023, 2022, and 2021, respectively.

Other Obligations

We have aggregate obligations related to acquisitions of $8,047, $4,459, and $3,985 due in fiscal 2024, 2025, and 2026, respectively. As of December 30, 2023, our weighted average interest rate on other outstanding obligations was 3.5%.

Recently Issued Accounting Pronouncements

For information on recently issued accounting pronouncements, see Note 3, *Recently Issued Accounting Pronouncements*, of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks from transactions that are entered into during the normal course of business. We have not entered into derivative financial instruments for trading purposes. We have no significant market risk exposure to interest rate changes related to the promissory notes for acquisitions since these contain fixed interest rates. Our only debt subject to interest rate risk is the Senior Credit Facility which rates are variable, at our option, tied to a Eurocurrency rate equal to either Term SOFR (Secured Overnight Financing Rate) or Daily Simple SOFR, plus in each case an applicable rate, or a base rate denominated in U.S. dollars. Interest rates are subject to change based on our Consolidated Senior Leverage Ratio (as defined in the Credit Agreement). As of December 30, 2023, there was $195,750 outstanding on the Senior Credit Facility. A one percentage point change in the assumed interest rate of the Senior Credit Facility would change our annual interest expense by approximately $1,958 in 2023.

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Audited Consolidated Financial Statements:


47


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of NV5 Global, Inc.
Hollywood, Florida

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NV5 Global, Inc. and subsidiaries (the "Company") as of December 30, 2023 and December 31, 2022, the related consolidated statements of net income and comprehensive income, changes in stockholders' equity, and cash flows, for each of the three years in the period ended December 30, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Percentage of Completion – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company recognizes lump-sum contract revenue over the contract term ("over time") as the work progresses, which is as services are rendered, because transfer of control to the customer is continuous. The Company's revenues from lump-sum contracts are recognized on the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated costs. The accounting for these contracts involves judgment, particularly as it relates to the process of estimating total costs and profit for each performance obligation. Direct costs are recognized as incurred, and revenues are determined by adding a proportionate amount of the estimated profit to the amount reported as direct costs.

We identified revenue on certain long-term lump-sum contracts identified through our risk assessment procedures as a critical audit matter because of the judgments necessary for management to estimate total costs and profit in order to recognize revenue for certain lump-sum contracts. This required extensive audit effort due to the long-term nature of certain lump-sum contracts and required a high degree of auditor judgment when performing audit procedures to audit management's estimates of total costs and profit and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of total costs and profit for each performance obligation used to recognize revenue for certain long-term lump-sum contracts included the following, among others:

- We tested the effectiveness of controls over lump-sum contract revenue, including management's controls over the estimates of total costs and profit for performance obligations.

- We selected certain long-term lump-sum contracts and performed the following:

  – Evaluated whether the contracts were properly included in management's calculation of lump-sum contract revenue based on the terms and conditions of each contract, including whether continuous transfer of control to the customer occurred as progress was made toward fulfilling the performance obligation.

  – Compared the revenue recognized to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers.

  – Tested management's identification of distinct performance obligations by evaluating whether the underlying services were highly interdependent and interrelated.

  – Tested the accuracy and completeness of the costs incurred to date for each performance obligation.

  – Evaluated the estimates of total cost and profit by:

    – Evaluating management's ability to achieve the estimates of total cost and profit by performing corroborating inquiries with the Company's finance managers, project managers and engineers, and comparing the estimates to management's work plans, project budgets, and change orders, as applicable.

    – Comparing hours incurred subsequent to fiscal year end to the remaining hours management estimated as of fiscal year end.

    – Comparing management's estimates for the selected contracts to costs and profits of similar performance obligations, when applicable.

  – Tested the mathematical accuracy of management's calculation of revenue for each performance obligation.

- We evaluated management's ability to estimate total costs and profits accurately by comparing actual costs and profits to management's historical estimates for performance obligations that have been fulfilled.

/s/ Deloitte & Touche LLP

Miami, Florida

February 23, 2024

We have served as the Company's auditor since 2015.

NV5 Global, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 30, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 44,824	$ 38,541
Billed receivables, net	152,593	145,637
Unbilled receivables, net	113,271	92,862
Prepaid expenses and other current assets	18,376	13,636
Total current assets	329,064	290,676
Property and equipment, net	50,268	41,640
Right-of-use lease assets, net	36,836	39,314
Intangible assets, net	226,702	160,431
Goodwill	524,573	400,957
Other assets	3,149	2,705
Total Assets	$ 1,170,592	$ 935,723
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 54,865	$ 57,771
Accrued liabilities	47,423	44,313
Billings in excess of costs and estimated earnings on uncompleted contracts	41,679	31,183
Other current liabilities	2,263	1,597
Current portion of contingent consideration	3,922	10,854
Current portion of notes payable and other obligations	9,267	15,176
Total current liabilities	159,419	160,894
Contingent consideration, less current portion	143	4,481
Other long-term liabilities	26,930	29,542
Notes payable and other obligations, less current portion	205,468	39,673
Deferred income tax liabilities, net	2,837	6,893
Total liabilities	394,797	241,483
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value; 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value; 45,000,000 shares authorized, 15,895,255 and 15,523,300 shares issued and outstanding as of December 30, 2023 and December 31, 2022, respectively	159	155
Additional paid-in capital	508,256	471,300
Accumulated other comprehensive income (loss)	(18)	—
Retained earnings	267,398	222,785
Total stockholders' equity	775,795	694,240
Total liabilities and stockholders' equity	$ 1,170,592	$ 935,723

See accompanying notes to consolidated financial statements.

NV5 Global, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF NET INCOME AND COMPREHENSIVE INCOME
(in thousands, except share data)

| | Fiscal Years Ended | | |
	December 30, 2023	December 31, 2022	January 1, 2022
Gross revenues	$ 861,739	$ 786,778	$ 706,706
Direct costs:			
Salaries and wages	215,608	186,806	175,047
Sub-consultant services	150,681	153,641	124,998
Other direct costs	65,088	60,357	47,347
Total direct costs	431,377	400,804	347,392
Gross profit	430,362	385,974	359,314
Operating expenses:			
Salaries and wages, payroll taxes, and benefits	226,137	193,488	176,838
General and administrative	67,668	66,114	53,986
Facilities and facilities related	22,891	21,252	20,193
Depreciation and amortization	52,486	38,938	39,953
Total operating expenses	369,182	319,792	290,970
Income from operations	61,180	66,182	68,344
Interest expense	(12,970)	(3,808)	(6,239)
Income before income tax expense	48,210	62,374	62,105
Income tax expense	(3,597)	(12,401)	(14,958)
Net income	$ 44,613	$ 49,973	$ 47,147
Earnings per share:			
Basic	$ 2.96	$ 3.39	$ 3.34
Diluted	$ 2.88	$ 3.27	$ 3.22
Weighted average common shares outstanding:			
Basic	15,086,040	14,753,738	14,135,333
Diluted	15,474,326	15,260,186	14,656,381
Comprehensive income:			
Net income	$ 44,613	$ 49,973	$ 47,147
Foreign currency translation loss, net of tax	(18)	—	—
Comprehensive income	$ 44,595	$ 49,973	$ 47,147

See accompanying notes to consolidated financial statements.

NV5 Global, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	Amount				
Balance, January 2, 2021	13,270,131	$ 133	$ 268,271	$ —	$ 125,665	$ 394,069
Stock-based compensation	—	—	16,301	—	—	16,301
Restricted stock issuance, net	226,736	2	(2)	—	—	—
Purchases of common stock tendered by employees to satisfy the required withholding taxes related to stock-based compensation	(580)	—	(52)	—	—	(52)
Stock issuance for acquisitions	60,680	—	5,203	—	—	5,203
Proceeds from secondary offering, net of costs	1,854,838	19	161,824	—	—	161,843
Payment of contingent consideration with common stock	2,200	—	209	—	—	209
Net income	—	—	—	—	47,147	47,147
Balance, January 1, 2022	15,414,005	154	451,754	—	172,812	624,720
Stock-based compensation	—	—	18,195	—	—	18,195
Restricted stock issuance, net	96,776	1	(1)	—	—	—
Stock issuance for acquisitions	12,519	—	1,352	—	—	1,352
Net income	—	—	—	—	49,973	49,973
Balance, December 31, 2022	15,523,300	155	471,300	—	222,785	694,240
Stock-based compensation	—	—	20,193	—	—	20,193
Restricted stock issuance, net	244,332	3	(3)	—	—	—
Purchases of common stock tendered by employees to satisfy the required withholding taxes related to stock-based compensation	(730)	—	(81)	—	—	(81)
Stock issuance for acquisitions	125,497	1	14,850	—	—	14,851
Reclassification of liability-classified awards to equity-classified awards	—	—	1,697	—	—	1,697
Payment of contingent consideration with common stock	2,856	—	300	—	—	300
Other comprehensive income (loss)	—	—	—	(18)	—	(18)
Net income	—	—	—	—	44,613	44,613
Balance, December 30, 2023	15,895,255	$ 159	$ 508,256	$ (18)	$ 267,398	$ 775,795

See accompanying notes to consolidated financial statements.

NV5 Global, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Years Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Cash flows from operating activities:			
Net income	$ 44,613	$ 49,973	$ 47,147
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	58,020	44,063	44,971
Non-cash lease expense	13,562	12,813	10,191
Provision for doubtful accounts	1,261	(60)	1,243
Stock-based compensation	22,379	19,326	16,301
Change in fair value of contingent consideration	(9,280)	2,972	2,333
Gain on disposals of property and equipment	(694)	(328)	(1,102)
Other	(125)	—	—
Deferred income taxes	(25,709)	(18,492)	(7,007)
Amortization of debt issuance costs	758	724	1,210
Changes in operating assets and liabilities, net of impact of acquisitions:			
Billed receivables	7,584	10,212	2,677
Unbilled receivables	(15,666)	(3,303)	(12,573)
Prepaid expenses and other assets	(2,292)	(1,125)	(4,792)
Accounts payable	(8,470)	(1,673)	8,181
Accrued liabilities and other long-term liabilities	(19,848)	(19,901)	(12,507)
Contingent consideration	(1,307)	(800)	—
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,243)	(296)	4,005
Other current liabilities	664	(125)	1,164
Net cash provided by operating activities	62,207	93,980	101,442
Cash flows from investing activities:			
Cash paid for acquisitions (net of cash received from acquisitions)	(189,345)	(5,908)	(67,995)
Proceeds from sale of assets	720	87	1,639
Purchase of property and equipment	(17,166)	(15,689)	(13,903)
Net cash used in investing activities	(205,791)	(21,510)	(80,259)
Cash flows from financing activities:			
Borrowings from Senior Credit Facility	188,000	—	138,750
Proceeds from common stock offering	—	—	172,500
Payments of borrowings from Senior Credit Facility	(26,000)	(65,000)	(323,832)
Payments on notes payable	(11,071)	(15,445)	(12,516)
Payments of contingent consideration	(993)	(1,464)	(1,329)
Payments of common stock offering costs	—	—	(10,657)
Payments of debt issuance costs	—	—	(976)
Purchases of common stock tendered by employees to satisfy the required withholding taxes related to stock-based compensation	(81)	—	(52)
Net cash provided by (used in) financing activities	149,855	(81,909)	(38,112)
Effect of exchange rate changes on cash and cash equivalents	12	—	—
Net increase (decrease) in cash and cash equivalents	6,283	(9,439)	(16,929)
Cash and cash equivalents – beginning of period	38,541	47,980	64,909
Cash and cash equivalents – end of period	$ 44,824	$ 38,541	$ 47,980

See accompanying notes to consolidated financial statements.

NV5 Global, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Years Ended		
	December 30, 2023	**December 31, 2022**	**January 1, 2022**
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 12,542	$ 4,220	$ 5,909
Cash paid for income taxes	$ 30,326	$ 29,639	$ 26,270
Non-cash investing and financing activities:			
Contingent consideration (earn-out)	$ 610	$ 6,299	$ 5,133
Notes payable and other obligations issued for acquisitions	$ 6,333	$ 2,039	$ 21,837
Stock issuance for acquisitions	$ 14,851	$ 1,352	$ 5,203
Reclassification of liability-classified awards to equity-classified awards	$ 1,697	$ —	$ —
Finance leases	$ 2,289	$ 2,490	$ 376
Payment of contingent consideration and other obligations with common stock	$ 300	$ —	$ 209

See accompanying notes to consolidated financial statements.

Note 1 – Organization and Nature of Business Operations

Business

NV5 Global, Inc. and its subsidiaries (collectively, the "Company" or "NV5 Global") is a provider of technology, conformity assessment, consulting solutions, and software applications to public and private sector clients in the infrastructure, utility services, construction, real estate, environmental, and geospatial markets, operating nationwide and abroad. The Company's clients include the U.S. Federal, state and local governments, and the private sector. NV5 Global provides a wide range of services, including, but not limited to:

- Utility services
- LNG services
- Engineering
- Civil program management
- Surveying
- Construction quality assurance
- Code compliance consulting
- Forensic services
- Litigation support
- Ecological studies
- MEP & technology design

- Commissioning
- Building program management
- Environmental health & safety
- Real estate transaction services
- Energy efficiency & clean energy services
- Mission critical services
- 3D geospatial data modeling
- Environmental & natural resources
- Robotic survey solutions
- Geospatial data applications & software

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year

The Company reports its financial results on a 52/53-week fiscal year ending on the Saturday closest to December 31st (whether or not in the following calendar year), with interim calendar quarters ending on the Saturday closest to the end of such calendar quarter (whether or not in the following calendar quarter). As a result, fiscal 2023, 2022, and 2021 included 52 weeks.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's most recent assessment of underlying facts and circumstances using the most recent information available. Actual results could differ significantly from these estimates and assumptions, and the differences could be material.

Estimates and assumptions are evaluated periodically and adjusted when necessary. The more significant estimates affecting amounts reported in the consolidated financial statements include the following:

- Fair value estimates used in accounting for business combinations including the valuation of identifiable intangible assets and contingent consideration,

(in thousands, except share data)

- Fair value estimates in determining the fair value of our reporting units for goodwill impairment assessment,
- Revenue recognition over time, and
- Allowances for uncollectible accounts.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with financial institutions and investments in high quality overnight money market funds, all of which have maturities of three months or less when purchased. From time to time the Company may be exposed to credit risk with its bank deposits in excess of the Federal Deposit Insurance Corporation insurance limits and with uninsured money market investments. Management believes cash and cash equivalent balances are not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Concentration of Credit Risk

Trade receivable balances carried by the Company are comprised of accounts from a diverse client base across a broad range of industries and are not collateralized. The Company did not have any clients representing more than 10% of our gross revenues during 2023, 2022, or 2021; however, 26%, 28% and 26% of the Company's gross revenues for fiscal years 2023, 2022, and 2021, respectively, are from California-based projects. During fiscal years 2023, 2022, and 2021 approximately 68%, 64% and 65%, respectively, of our gross revenues were attributable to the public and quasi-public sector. Management continually evaluates the creditworthiness of these and future clients and provides for bad debt reserves as necessary.

Fair Value of Financial Instruments

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities.

Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company considers cash and cash equivalents, accounts receivable, accounts payable, income taxes payable, accrued liabilities, and debt obligations to meet the definition of financial instruments. As of December 30, 2023, and December 31, 2022, the carrying amount of cash and cash equivalents, accounts receivable, accounts payable, income taxes payable, and accrued liabilities approximate their fair value due to the relatively short period of time between their origination and their expected realization or payment. The carrying amounts of debt obligations approximate their fair values as the terms are comparable to terms currently offered by local lending institutions for arrangements with similar terms to industry peers with comparable credit characteristics.

Fair Value of Acquisitions

The Company applies the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, *Business Combinations*, in the accounting for its acquisitions, which requires recognition of the assets acquired and the liabilities assumed at their acquisition date fair values, separately from goodwill. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the tangible and identifiable intangible assets acquired and liabilities assumed. The allocation of the purchase price to identifiable intangible assets is based on valuations performed to determine the fair values of such assets as of the acquisition dates. Generally, the Company engages a third-party independent valuation specialist to assist in management's determination of fair values of tangible and intangible assets acquired and liabilities assumed. The fair values of earn-out arrangements are included

as part of the purchase price of the acquired companies on their respective acquisition dates. The Company estimates the fair value of contingent earn-out payments as part of the initial purchase price and records the estimated fair value of contingent consideration as a liability on the consolidated balance sheet. Changes in the estimated fair value of contingent earn-out payments are included in General and Administrative expenses on the Consolidated Statements of Net Income and Comprehensive Income.

Several factors are considered when determining contingent consideration liabilities as part of the purchase price, including whether: (i) the valuation of the acquisitions is not supported solely by the initial consideration paid, and the contingent earn-out formula is a critical and material component of the valuation approach to determining the purchase price; and (ii) the former owners of the acquired companies that remain as key employees receive compensation other than contingent earn-out payments at a reasonable level compared with the compensation of other key employees. The contingent earn-out payments are not affected by employment termination.

The Company reviews and re-assesses the estimated fair value of contingent consideration liabilities on a quarterly basis, and the updated fair value could differ from the initial estimates. The Company measures contingent consideration recognized in connection with business combinations at fair value on a recurring basis using significant unobservable inputs classified as Level 3 inputs. The Company generally uses a Monte Carlo simulation-based option pricing model, based on key inputs requiring significant judgments and estimates to be made by the Company, including projections of future earnings over the earn-out period. Significant increases or decreases to these inputs could result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the contingent consideration liabilities. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate as of the acquisition date and amount paid will be recorded in earnings. See Note 12, *Contingent Consideration*, for additional information regarding contingent consideration.

Property and Equipment

Property and equipment is stated at cost. Property and equipment acquired in a business combination is stated at fair value at the acquisition date. The Company capitalizes the cost of improvements to property and equipment that increase the value or extend the useful lives of the assets. Normal repair and maintenance costs are expensed as incurred. Depreciation and amortization is computed on a straight-line basis over the following estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the remaining terms of the related lease agreement.

Asset	Depreciation Period (in years)
Office furniture and equipment	4
Computer equipment	3
Survey and field equipment	5 - 15
Leasehold improvements	Lesser of the estimated useful lives or remaining term of the lease

Property and equipment balances are periodically reviewed by management for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model. During fiscal years 2023, 2022 and 2021, no impairment charge relating to property and equipment was recognized.

Goodwill and Intangible Assets

Goodwill is the excess of consideration paid for an acquired entity over the amounts assigned to assets acquired, including other identifiable intangible assets and liabilities assumed in a business combination. To determine the amount of goodwill resulting from a business combination, the Company performs an assessment to determine the acquisition date fair value of the acquired company's tangible and identifiable intangible assets and liabilities.

The Company evaluates goodwill annually for impairment on August 1, or whenever events or changes in circumstances indicate the asset may be impaired, using the quantitative method. An entity has the option to first assess

(in thousands, except share data)

qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. These qualitative factors include macroeconomic and industry conditions, cost factors, overall financial performance, and other relevant entity-specific events. If the entity determines that this threshold is met, then the Company applies a one-step quantitative test and records the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Company determines fair value through multiple valuation techniques, and weights the results accordingly. Subjective and complex judgments are required in assessing whether an event of impairment of goodwill has occurred, including assumptions and estimates used to determine the fair value of its reporting units. The Company conducts its annual impairment tests on the goodwill using the quantitative method of evaluating goodwill.

Identifiable intangible assets primarily include customer backlog, customer relationships, trade names, non-compete agreements, and developed technology. Amortizable intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the assets may be impaired. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment, if any, is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model.

During fiscal years 2023, 2022 and 2021, no impairment charge relating to goodwill and intangible assets was recognized. See Note 9, *Goodwill and Intangible Assets*, for further information on goodwill and identified intangibles.

Revenue Recognition

The Company utilizes the contract method under ASC Topic 606, *Revenue from Contracts with Customers* (“Topic 606”), which allows companies to account for contracts on a contract-by-contract basis. For the Company's time and materials contracts, it applies the as-invoiced practical expedient, which permits us to recognize revenue as the right to invoice for services performed.

To determine the proper revenue recognition method, the Company evaluates whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. The majority of the Company's contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, is not distinct.

The Company’s performance obligations are satisfied as work progresses or at a point in time. Revenue on the Company's cost-reimbursable contracts is recognized over time using direct costs incurred or direct costs incurred to date as compared to the estimated total direct costs for performance obligations because it depicts the transfer of control to the customer. Contract costs include labor, sub-consultant services, and other direct costs. Gross revenues from services transferred to customers over time accounted for 90%, 88%, and 90% of the Company’s revenues during fiscal years 2023, 2022, and 2021, respectively.

Gross revenues recognized under lump-sum contracts were $427,462, $343,538, and $309,624 during the fiscal years 2023, 2022, and 2021, respectively.

Gross revenues from services transferred to customers at a point in time is recognized when the customer obtains control of the asset, which is generally upon delivery and acceptance by the customer of the reports and/or analysis performed. Gross revenue from services transferred to customers at a point in time accounted for 10%, 12%, and 10% of the Company’s revenues during fiscal years 2023, 2022, and 2021, respectively.

As of December 30, 2023, the Company had $849,515 of remaining performance obligations, of which $673,235 is expected to be recognized over the next 12 months and the majority of the balance over the next 24 months. Contracts for which work authorizations have been received are included in performance obligations. Performance obligations include only those amounts that have been funded and authorized and does not reflect the full amounts the Company may receive over the term of such contracts. In the case of non-government contracts and project awards, performance obligations include future revenue at contract or customary rates, excluding contract renewals or extensions that are at the discretion of the client. For contracts with a not-to-exceed maximum amount, the Company includes revenue from such contracts in performance obligations to the extent of the remaining estimated amount.

Contract modifications are common in the performance of our contracts. Contracts modified typically result from changes in scope, specifications, design, performance, sites, or period of completion. In most cases, contract modifications are for services that are not distinct, and, therefore, are accounted for as part of the existing contract.

Contract estimates are based on various assumptions to project the outcome of future events. These assumptions are dependent upon the accuracy of a variety of estimates, including engineering progress, achievement of milestones, labor productivity, and cost estimates. Due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates. If estimated total costs on contracts indicate a loss or reduction to the percentage of total contract revenues recognized to date, these losses or reductions are recognized in the period in which the revisions are known. The effect of revisions to revenues, estimated costs to complete contracts, including penalties, incentive awards, change orders, claims, and anticipated losses are recorded on the cumulative catch-up basis in the period in which the revisions are identified and the loss can be reasonably estimated. Such revisions could occur in any reporting period and the effects on the results of operations for that reporting period may be material depending on the size of the project or the adjustment. During fiscal years 2023, 2022, and 2021 the cumulative catch-up adjustments for contract modifications were not material.

A significant amount of the Company's revenues are derived under multi-year contracts. The Company enters into contracts with its clients that contain two principal types of pricing provisions: cost-reimbursable and fixed-unit price.

Cost-reimbursable contracts consist of the following:

- Time and materials contracts, which are common for smaller scale professional and technical consulting and certification services projects. Under these types of contracts, there is no predetermined fee. Instead, the Company negotiates hourly billing rates and charges the clients based upon actual hours expended on a project. In addition, any direct project expenditures are passed through to the client and are typically reimbursed. These contracts may have an initial not-to-exceed or guaranteed maximum price provision.
- Cost-plus contracts are the predominant contracting method used by U.S. Federal, state, and local governments. Under these types of contracts, the Company charges clients for its costs, including both direct and indirect costs, plus a negotiated fee. The total estimated cost plus the negotiated fee represents the total contract value.
- Lump-sum contracts typically require the performance of all of the work under the contract for a specified lump-sum fee, subject to price adjustments if the scope of the project changes or unforeseen conditions arise. Many of the Company's lump-sum contracts are negotiated and arise in the design of projects with a specified scope and project deliverables. In most cases, we can bill additional fees if the construction schedule is modified and lengthened.

Fixed-unit price contracts typically require the performance of an estimated number of units of work at an agreed price per unit, with the total payment under the contract determined by the actual number of units performed.

Federal Acquisition Regulations ("FAR"), which are applicable to the Company's federal government contracts and may be incorporated in local and state agency contracts, limit the recovery of certain specified indirect costs on contracts. Cost-plus contracts covered by FAR or certain state and local agencies also may require an audit of actual costs and provide for upward or downward adjustments if actual recoverable costs differ from billed recoverable costs.

Contract Balances

The timing of revenue recognition, billings, and cash collections results in billed receivables, unbilled receivables (contract assets), and billings in excess of costs and estimated earnings on uncompleted contracts (contract liabilities) on the Consolidated Balance Sheets.

Billed receivables, net represents amounts billed to clients that remain uncollected as of the balance sheet date. The amounts are stated at their estimated realizable value. The Company maintains an allowance for doubtful accounts to provide for the estimated amount of receivables that will not be collected. The allowance is estimated based on management's evaluation of the contracts involved and the financial condition of clients. Factors the Company considers include, but are not limited to:

- Client type (governmental or commercial client),

(in thousands, except share data)

- Historical performance,
- Historical collection trends, and
- General economic conditions.

Billed receivables are generally collected within less than 12 months. The allowance is increased by the Company's provision for doubtful accounts which is charged against income. All recoveries on receivables previously charged off are included in income, while direct charge-offs of receivables are deducted from the allowance.

Unbilled receivables, net represents recognized amounts pending billing pursuant to contract terms or accounts billed after period end, and are expected to be billed and collected within the next 12 months. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets. Unbilled receivables (contract assets) are generally classified as current.

In certain circumstances, the contract may allow for billing terms that result in the cumulative amounts billed in excess of revenues recognized. "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized on these contracts as of the reporting date. This liability is generally classified as current. During fiscal 2023, the Company performed services and recognized $27,479 of revenue related to its contract liabilities that existed as of December 31, 2022.

Advertising

Advertising costs are charged to expense in the period incurred and amounted to $2,767, $1,977, and $895 during fiscal years 2023, 2022, and 2021, respectively, which are included in General and Administrative Expenses on the accompanying Consolidated Statements of Net Income and Comprehensive Income.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic No. 740 "*Income Taxes*" ("Topic No. 740"). Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. A valuation allowance against the Company's deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for a valuation allowance, management is required to make assumptions and to apply judgment, including forecasting future earnings, taxable income, and the mix of earnings in the jurisdictions in which the Company operates. Management periodically assesses the need for a valuation allowance based on the Company's current and anticipated results of operations. The need for and the amount of a valuation allowance can change in the near term if operating results and projections change significantly.

The Company recognizes the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company applies the uncertain tax position guidance to all tax positions for which the statute of limitations remains open. The Company's policy is to classify interest and penalties as income tax expense.

Note 3 – Recently Issued Accounting Pronouncements

Recently Adopted Accounting Pronouncements

None.

Accounting Pronouncements Not Yet Adopted

Segment Reporting

In November 2023, the FASB issued ASU No. 2023-07, *Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable

(in thousands, except share data)

segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of the segment's profit or loss in assessing performance and deciding how to allocate resources. This ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU 2023-07 and expects it to result in additional disclosures when adopted.

Income Taxes

In December 2023, the FASB issued ASU No. 2023-09, *Improvements to Income Tax Disclosures* ("ASU 2023-09"). This ASU requires disaggregated information about a reporting entity's effective tax rate reconciliations as well as additional information on income taxes paid. This ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the impact of adopting ASU 2023-09 and expects it to result in additional disclosures when adopted.

Note 4 – Earnings per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period, excluding unvested restricted shares. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The effect of potentially dilutive securities is not considered during periods of loss or if the effect is anti-dilutive.

The weighted average number of shares outstanding in calculating basic earnings per share during fiscal years 2023, 2022, and 2021 exclude 689,360, 742,671, and 777,683 non-vested restricted shares, respectively. During fiscal 2023, 2022, and 2021 there were 19,290, 25,979, and 7,448 weighted average securities which are not included in the calculation of diluted weighted average shares outstanding because their impact is anti-dilutive or their performance conditions have not been met.

The following table represents a reconciliation of the net income and weighted average shares outstanding for the calculation of basic and diluted earnings per share during fiscal years 2023, 2022 and 2021:

	Fiscal Years Ended		
	December 30, 2023	**December 31, 2022**	**January 1, 2022**
Numerator:			
Net income – basic and diluted	$ 44,613	$ 49,973	$ 47,147
Denominator:			
Basic weighted average shares outstanding	15,086,040	14,753,738	14,135,333
Effect of dilutive non-vested restricted shares and units	363,759	490,981	498,116
Effect of issuable shares related to acquisitions	24,527	15,467	22,932
Diluted weighted average shares outstanding	15,474,326	15,260,186	14,656,381

(in thousands, except share data)

Note 5 – Stockholders' Equity

Secondary offering

On March 10, 2021, the Company priced an underwritten public offering of 1,612,903 shares of its common stock (the "Firm Shares") at a price of $93.00 per share. The shares were sold pursuant to an effective registration statement on Form S-3 (Registration No. 333-237167). In addition, the Company also granted the underwriters a 30-day option to purchase 241,935 additional shares (the "Option Shares") of its common stock at the public offering price. On March 15, 2021, the Company closed on the Firm Shares, for which it received net proceeds of approximately $140,693 after deducting the underwriting discount and estimated offering expenses payable by the Company. On April 13, 2021, the underwriters exercised the Option Shares and the Company received net proceeds of $21,150 after deducting the underwriting discount and estimated offering expenses payable by the Company.

Note 6 – Business Acquisitions

2023 Acquisitions

On April 6, 2023, the Company acquired all of the outstanding equity interests in the Visual Information Solutions commercial geospatial technology and software business ("VIS") from L3Harris. VIS is a provider of subscription-based software solutions for the analysis and management of software applications and Analytics as a Service (AaaS) solutions. The Company acquired VIS for a cash purchase price of $75,371. The purchase price and other related costs associated with the transaction were financed through the Company's amended and restated credit agreement (the "Second A&R Credit Agreement" or "Senior Credit Facility") with Bank of America, N.A. and other lenders party thereto. See Note 11, *Notes Payable and Other Obligations*, for further detail on the Second A&R Credit Agreement. In order to determine the fair values of tangible and intangible assets acquired and liabilities assumed, the Company engaged an independent third-party valuation specialist to assist in the determination of fair values. The final determination of the fair value of assets and liabilities will be completed within the one-year measurement period as required by ASC 805. The acquisition will necessitate the use of this measurement period to adequately analyze and assess the factors used in establishing the asset and liability fair values as of the relevant acquisition date, including intangible assets, accounts receivable, and deferred tax liabilities.

On February 22, 2023, the Company acquired all of the outstanding equity interests in Continental Mapping Acquisition Corp. and its subsidiaries, including Axim Geospatial, LLC (collectively "Axim"), a provider of comprehensive geospatial services and solutions addressing critical mission requirements for customers across the defense and intelligence and state and local government sectors. The aggregate purchase price of the acquisition was $139,569, including $119,736 in cash, a $6,333 promissory note, and $13,500 of the Company's common stock. The purchase price and other related costs associated with the transaction were financed through the Second A&R Credit Agreement. In order to determine the fair values of tangible and intangible assets acquired and liabilities assumed, the Company engaged an independent third-party valuation specialist to assist in the determination of fair values. The final determination of the fair value of assets and liabilities will be completed within the one-year measurement period as required by ASC 805. The acquisition will necessitate the use of this measurement period to adequately analyze and assess the factors used in establishing the asset and liability fair values as of the relevant acquisition date, including intangible assets, accounts receivable, and deferred tax liabilities.

The Company completed five other acquisitions during 2023. The aggregate purchase price for the five acquisitions was $9,477, including $8,000 in cash, $867 of the Company's common stock, and potential earn-outs of up to $640 payable in cash and common stock, which have been recorded at an estimated fair value of $610. A probability-weighted approach was used to determine the fair value of the earn-out, which is a generally accepted valuation technique that embodies all significant assumption types. The final determination of the fair value of assets and liabilities will be completed within the one-year measurement period as required by ASC 805. The five acquisitions will necessitate the use of this measurement period to adequately analyze and assess the factors used in establishing the asset and liability fair values as of the relevant acquisition date, including intangible assets, accounts receivable, and deferred tax liabilities.

2022 Acquisitions

The Company completed five acquisitions during 2022. The aggregate purchase price of all five acquisitions was $14,220, including $5,882 in cash, $1,606 of promissory notes, $433 of the Company's common stock, and potential earn-outs of up to $15,850 payable in cash and stock, which was recorded at an estimated fair value of $6,299. An option-based model

(in thousands, except share data)

was used to determine the fair value of the earn-outs, which is a generally accepted valuation technique that embodies all significant assumption types. In order to determine the fair values of tangible and intangible assets acquired and liabilities assumed, the Company engaged an independent third-party valuation specialist to assist in the determination of fair values. The final determination of the fair value of assets and liabilities was completed within the one-year measurement period as required by ASC 805. Purchase price allocation adjustments recorded during 2023 were immaterial.

2021 Acquisitions

The Company completed eight acquisitions during 2021. The aggregate purchase price of the acquisitions was $100,449, including $69,501 of cash, $19,028 of promissory notes, $6,787 of the Company's common stock, and potential earn-outs of up to $25,700 payable in cash and stock, which were recorded at an estimated fair value of $5,133. An option-based model was used to determine the fair value of the earn-outs, which is a generally accepted valuation technique that embodies all significant assumption types. In order to determine the fair values of tangible and intangible assets acquired and liabilities assumed, the Company engaged an independent third-party valuation specialist to assist in the determination of fair values. The final determination of the fair value of assets and liabilities was completed within the one-year measurement period as required by ASC 805. Purchase price allocation adjustments recorded during 2022 were immaterial.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition dates for acquisitions closed during fiscal years 2023, 2022, and 2021:

	2023				2022	2021
	VIS	Axim	Other	Total	Total	Total
Cash	$ 7,027	$ 5,419	$ 1,316	$ 13,762	$ —	$ 1,480
Billed and unbilled receivables, net	5,042	13,937	1,609	20,588	1,794	17,728
Right-of-use assets	2,162	1,643	552	4,357	632	2,932
Property and equipment	118	2,870	38	3,026	1,510	3,741
Prepaid expenses	1,503	1,543	17	3,063	—	519
Other assets	—	156	2	158	—	13
Intangible assets:						
Customer relationships	35,626	53,518	2,526	91,670	3,606	36,338
Trade name	3,025	2,266	210	5,501	268	2,098
Customer backlog	894	3,862	943	5,699	459	3,847
Developed technology	4,024	2,185	—	6,209	—	—
Other	26	580	254	860	298	4,456
Total Assets	$ 59,447	$ 87,979	$ 7,467	$ 154,893	$ 8,567	$ 73,152
Liabilities	(16,535)	(13,668)	(2,297)	(32,500)	(5,623)	(13,984)
Deferred tax liabilities	(8,728)	(12,428)	(496)	(21,652)	—	(4,521)
Net assets acquired	$ 34,184	$ 61,883	$ 4,674	$ 100,741	$ 2,944	$ 54,647
Consideration paid (Cash, notes and/or stock)	$ 75,371	$ 139,569	$ 8,867	$ 223,807	$ 7,921	$ 95,316
Contingent earn-out liability (Cash and stock)	—	—	610	610	6,299	5,133
Total Consideration	$ 75,371	$ 139,569	$ 9,477	$ 224,417	$ 14,220	$ 100,449
Excess consideration over the amounts assigned to the net assets acquired (Goodwill)	$ 41,187	$ 77,686	$ 4,803	$ 123,676	$ 11,276	$ 45,802

Goodwill was recorded based on the amount by which the purchase price exceeded the fair value of the net assets acquired and the amount is attributable to the reputation of the business acquired, the workforce in place and the synergies to be achieved from these acquisitions. See Note 9, *Goodwill and Intangible Assets*, for further information on fair value adjustments to goodwill and identified intangible assets.

The consolidated financial statements of the Company include the results of operations from any business acquired from their respective dates of acquisition. The following table presents the results of operations of businesses acquired from their respective dates of acquisition for fiscal years 2023, 2022, and 2021.

	2023	2022	2021
Gross revenues	$ 96,314	$ 5,211	$ 29,965
Income before income taxes	$ 14,902	$ 985	$ 5,167

General and administrative expense for fiscal years 2023, 2022, and 2021 includes $5,575, $2,639, and $3,274, respectively, of acquisition-related costs pertaining to the Company's acquisition activities.

The following table presents the unaudited, pro forma consolidated results of operations (in thousands, except per share amounts) for fiscal years 2023, 2022, and 2021 as if the 2023 acquisitions had occurred at the beginning of fiscal year 2022 and the 2022 acquisitions had occurred at the beginning of fiscal year 2021. The pro forma information provided below is compiled from the pre-acquisition financial information and includes pro forma adjustments for amortization expense, adjustments to certain expenses, and the income tax impact of these adjustments. These unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the Company would have been if the acquisitions and related financing transactions had occurred on the date assumed, nor are they indicative of future results of operations.

	Fiscal Years Ended		
	2023	2022	2021
Gross revenues	$ 889,233	$ 912,127	$ 765,632
Net income	$ 43,284	$ 44,323	$ 49,769
Basic earnings per share	$ 2.87	$ 2.98	$ 3.50
Diluted earnings per share	$ 2.80	$ 2.88	$ 3.38

Adjustments were made to the pro forma results to adjust amortization of intangible assets to reflect fair value of identified assets acquired, to record the effects of promissory notes issued, and to record the income tax effect of these adjustments.

Note 7 – Billed and Unbilled Receivables

Billed and unbilled receivables were as follows:

	December 30, 2023	December 31, 2022
Billed receivables	$ 155,988	$ 149,082
Less: allowance for doubtful accounts	(3,395)	(3,445)
Billed receivables, net	$ 152,593	$ 145,637
Unbilled receivables	$ 115,545	$ 95,104
Less: allowance for doubtful accounts	(2,274)	(2,242)
Unbilled receivables, net	$ 113,271	$ 92,862

Activity in the allowance for doubtful accounts was as follows:

	December 30, 2023	December 31, 2022
Balance as of the beginning of the year	$ 5,687	$ 7,952
Provision for doubtful accounts	1,261	(60)
Write-offs of uncollectible accounts	(1,279)	(2,205)
Balance as of the end of the year	$ 5,669	$ 5,687

(in thousands, except share data)

Note 8 – Property and Equipment, net

Property and equipment, net were as follows:

	December 30, 2023	December 31, 2022
Office furniture and equipment	$ 3,487	$ 3,421
Computer equipment	31,999	25,816
Survey and field equipment	62,553	49,985
Leasehold improvements	6,881	6,546
Total	104,920	85,768
Less: accumulated depreciation	(54,652)	(44,128)
Property and equipment, net	$ 50,268	$ 41,640

Depreciation expense for fiscal year 2023, 2022, and 2021 was $14,343, $11,722, and $11,473, respectively, of which $5,534, $5,125, and $5,018, was included in other direct costs.

Note 9 – Goodwill and Intangible Assets

Goodwill

The changes in the carrying value by reportable segment for the fiscal years 2023 and 2022 were as follows:

	Fiscal Year 2023				
	December 31, 2022	Acquisitions	Adjustments	Foreign Currency Translation of non-USD functional currency goodwill	December 30, 2023
INF	$ 90,932	$ 726	$ —	$ —	$ 91,658
BTS	111,838	4,077	13	17	115,945
GEO	198,187	118,873	(10)	(80)	316,970
Total	$ 400,957	$ 123,676	$ 3	$ (63)	$ 524,573

	Fiscal Year 2022			
	January 1, 2022	Acquisitions	Adjustments	December 31, 2022
INF	$ 90,725	$ 120	$ 87	$ 90,932
BTS	111,005	1,152	(319)	111,838
GEO	188,186	10,001	—	198,187
Total	$ 389,916	$ 11,273	$ (232)	$ 400,957

Goodwill of $1,755 and $2,891 from acquisitions in 2023 and 2022 is expected to be deductible for income tax purposes. During 2023, the Company recorded goodwill related to acquisitions of $123,676. During 2022, the Company recorded goodwill related to acquisitions of $11,273 and purchase price adjustments of $232 that decreased goodwill for the 2021 acquisitions.

(in thousands, except share data)

Intangible assets

Intangible assets, net, at December 30, 2023 and December 31, 2022 were as follows:

	December 30, 2023			December 31, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Finite-lived intangible assets:						
Customer relationships[1]	$ 314,662	$ (116,086)	$ 198,576	$ 222,998	$ (87,054)	$ 135,944
Trade name[2]	22,384	(18,327)	4,057	16,883	(15,933)	950
Customer backlog[3]	35,116	(32,681)	2,435	29,419	(27,333)	2,086
Non-compete[4]	14,987	(12,690)	2,297	14,110	(11,298)	2,812
Developed technology[5]	39,153	(19,816)	19,337	32,944	(14,305)	18,639
Total finite-lived intangible assets	$ 426,302	$ (199,600)	$ 226,702	$ 316,354	$ (155,923)	$ 160,431

(1) Amortized on a straight-line basis over estimated lives (2 to 17 years)
(2) Amortized on a straight-line basis over their estimated lives (1 to 5 years)
(3) Amortized on a straight-line basis over their estimated lives (1 to 10 years)
(4) Amortized on a straight-line basis over their contractual lives (2 to 5 years)
(5) Amortized on a straight-line basis over their estimated lives (5 to 10 years)

The following table summarizes the weighted average useful lives of definite-lived intangible assets acquired during 2023, 2022, and 2021:

	2023	2022	2021
Customer relationships	12.4	7.5	8.2
Trade name	3.6	1.8	2.0
Customer backlog	1.3	1.4	1.6
Non-compete	3.6	3.6	3.8
Developed technology	6.8	—	—

Amortization expense for fiscal years 2023, 2022 and 2021 was $43,677, $32,341 and $33,498 respectively.

As of December 30, 2023, the future estimated aggregate amortization related to finite-lived intangible assets for the next five fiscal years and thereafter is as follows:

Fiscal Year	Amount
2024	$ 41,169
2025	37,199
2026	34,837
2027	26,710
2028	20,862
Thereafter	65,925
Total	$ 226,702

(in thousands, except share data)

Note 10 – Accrued Liabilities

Accrued liabilities were as follows:

	December 30, 2023	December 31, 2022
Current portion of lease liability	$ 13,972	$ 13,081
Accrued vacation	7,295	12,467
Payroll and related taxes	8,782	6,616
Benefits	5,433	5,160
Accrued operating expenses	8,701	4,540
Other	3,240	2,449
Total	$ 47,423	$ 44,313

Note 11 – Notes Payable and Other Obligations

Notes payable and other obligations were as follows:

	December 30, 2023	December 31, 2022
Senior credit facility	$ 195,750	$ 33,750
Uncollateralized promissory notes	15,303	18,492
Finance leases	4,408	3,465
Other obligations	1,188	1,814
Debt issuance costs, net of amortization	(1,914)	(2,672)
Total notes payable and other obligations	214,735	54,849
Current portion of notes payable and other obligations	9,267	15,176
Notes payable and other obligations, less current portion	$ 205,468	$ 39,673

Future contractual maturities of long-term debt as of December 30, 2023 are as follows:

Fiscal Year	Amount
2024	$ 9,267
2025	5,659
2026	200,784
2027	677
2028 and thereafter	262
Total	$ 216,649

Senior Credit Facility

On August 13, 2021 (the "Closing Date"), the Company amended and restated its Credit Agreement (the "Second A&R Credit Agreement"), originally dated December 7, 2016 and as amended to the Closing Date, with Bank of America, N.A. ("Bank of America"), as administrative agent, swingline lender and letter of credit issuer, the other lenders party thereto, and certain of the Company's subsidiaries as guarantors. Pursuant to the Second A&R Credit Agreement, the previously drawn term commitments of $150,000 and revolving commitments totaling $215,000 in the aggregate were converted into revolving commitments totaling $400,000 in the aggregate. These revolving commitments are available through August 13, 2026 (the "Maturity Date") and an aggregate amount of approximately $138,750 was drawn under the Second A&R Credit Amendment on the Closing Date to repay previously existing borrowings under the term and revolving facilities prior to such amendment and restatement. Borrowings under the Second A&R Credit Agreement are secured by a first priority lien on substantially all of the assets of the Company. The Second A&R Credit Agreement also includes an accordion feature permitting the Company to request an increase in the revolving facility under the Second A&R Credit Agreement by an additional amount of up to

(in thousands, except share data)

$200,000 in the aggregate. As of December 30, 2023 and December 31, 2022, the outstanding balance on the Second A&R Credit Agreement was $195,750 and $33,750, respectively.

Borrowings under the Second A&R Credit Agreement bear interest at variable rates which are, at the Company's option, tied to a Eurocurrency rate equal to either Term SOFR (Secured Overnight Financing Rate) or Daily Simple SOFR, plus in each case an applicable margin, or a base rate denominated in U.S. dollars. Interest rates remain subject to change based on the Company's consolidated leverage ratio. As of December 30, 2023 the Company's interest rate was 6.7%.

The Second A&R Credit Agreement contains financial covenants that require NV5 Global to maintain a consolidated net leverage ratio (the ratio of the Company's pro forma consolidated net funded indebtedness to the Company's pro forma consolidated EBITDA for the most recently completed measurement period) of no greater than 4.00 to 1.00.

These financial covenants also require the Company to maintain a consolidated fixed charge coverage ratio of no less than 1.10 to 1.00 as of the end of any measurement period. As of December 30, 2023, the Company was in compliance with the financial covenants.

The Second A&R Credit Agreement contains covenants that may have the effect of limiting the Company's ability to, among other things, merge with or acquire other entities, enter into a transaction resulting in a Change in Control, create certain new liens, incur certain additional indebtedness, engage in certain transactions with affiliates, or engage in new lines of business, or sell a substantial part of their assets. The Second A&R Credit Agreement also contains customary events of default, including (but not limited to) a default in the payment of principal or, following an applicable grace period, interest, breaches of the Company's covenants or warranties under the Second A&R Credit Agreement, payment default or acceleration of certain indebtedness, certain events of bankruptcy, insolvency or liquidation, certain judgments or uninsured losses, changes in control, and certain liabilities related to ERISA based plans.

The Second A&R Credit Agreement limits the payment of cash dividends (together with certain other payments that would constitute a "Restricted Payment" within the meaning of the Second A&R Credit Agreement and generally including dividends, stock repurchases, and certain other payments in respect to warrants, options, and other rights to acquire equity securities), unless the Consolidated Leverage Ratio would be less than 3.25 to 1.00 and available liquidity (defined as unrestricted, domestically held cash plus revolver availability) would be at least $30,000, in each case after giving effect to such payment.

Total debt issuance costs incurred and capitalized in connection with the issuance of the Second A&R Credit Agreement were $3,702. Total amortization of debt issuance costs was $758, $724, and $1,210 during 2023, 2022, and 2021, respectively.

Other Obligations

The Company has aggregate obligations related to acquisitions of $16,491 and $20,306 as of December 30, 2023 and December 31, 2022, respectively. As of December 30, 2023, the Company's weighted average interest rate on other outstanding obligations was 3.5%.

Note 12 – Contingent Consideration

The following table summarizes the changes in the carrying value of estimated contingent consideration:

	December 30, 2023	December 31, 2022
Contingent consideration, beginning of the year	$ 15,335	$ 8,328
Additions for acquisitions	610	6,299
Reduction of liability for payments made	(2,600)	(2,264)
Increase (decrease) of liability related to re-measurement of fair value	(9,280)	2,972
Total contingent consideration, end of the period	4,065	15,335
Current portion of contingent consideration	3,922	10,854
Contingent consideration, less current portion	$ 143	$ 4,481

(in thousands, except share data)

During 2023 the Company recorded earn-out fair value adjustments of $9,280 that decreased the contingent consideration liability of acquisitions. During 2022, the Company recorded earn-out fair value adjustments of $2,972 that increased the contingent consideration liability of acquisitions.

Note 13 – Leases

The Company primarily leases property under operating leases and has six equipment operating leases for aircrafts used by its geospatial operations. The Company's property operating leases consist of various office facilities. The Company uses a portfolio approach to account for such leases due to the similarities in characteristics and applies an incremental borrowing rate based on estimates of rates the Company would pay for senior collateralized loans over a similar term. The Company's office leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for lease components (e.g. fixed payments including rent, real estate taxes and common area maintenance costs) as a single lease component. Some of the Company's leases include one or more options to renew the lease term at its sole discretion; however, these are not included in the calculation of its lease liability or right-of-use ("ROU") lease asset because they are not reasonably certain of exercise.

The Company also leases vehicles through a fleet leasing program. The payments for the vehicles are based on the terms selected. The Company has determined that it is reasonably certain that the leased vehicles will be held beyond the period in which the entire capitalized value of the vehicle has been paid to the lessor. As such, the capitalized value is the delivered price of the vehicle. The Company's vehicle leases are classified as financing leases.

Supplemental balance sheet information related to the Company's operating and finance leases were as follows:

Leases	Classification	December 30, 2023	December 31, 2022
Assets			
Operating lease assets	Right-of-use lease asset, net [1]	$ 36,836	$ 39,314
Finance lease assets	Property and equipment, net [1]	4,389	3,446
Total leased assets		$ 41,225	$ 42,760
Liabilities			
Current			
Operating	Accrued liabilities	$ (13,972)	$ (13,081)
Finance	Current portion of notes payable and other obligations	(1,220)	(1,333)
Noncurrent			
Operating	Other long-term liabilities	(25,754)	(28,452)
Finance	Notes payable and other obligations, less current portion	(3,188)	(2,132)
Total lease liabilities		$ (44,134)	$ (44,998)

[1]As of December 30, 2023, operating right of-use lease assets and finance lease assets are recorded net of accumulated amortization of $42,491 and $6,210, respectively. As of December 31, 2022, operating right-of-use lease assets and finance lease assets are recorded net of accumulated amortization of $35,646 and $4,864, respectively.

Supplemental balance sheet information related to the Company's operating and finance leases were as follows:

Weighted - Average Remaining Lease Term (Years)	December 30, 2023	December 31, 2022
Operating leases	3.7	4.0
Finance leases	2.0	2.2
Weighted - Average Discount Rate		
Operating leases	4%	4%
Finance leases	7%	7%

(in thousands, except share data)

Supplemental cash flow information related to the Company's operating and finance lease liabilities were as follows:

	Fiscal Year Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Operating cash flows from operating leases	$ 14,903	$ 13,739	$ 14,081
Financing cash flows from finance leases	$ 1,346	$ 1,241	$ 1,274
Right-of-use assets obtained in exchange for lease obligations			
Operating leases	$ 11,084	$ 7,058	$ 9,249

The following table summarizes the components of lease cost recognized in the consolidated statements of net income and comprehensive income:

		Fiscal Year Ended		
Lease Cost	Classification	December 30, 2023	December 31, 2022	January 1, 2022
Operating lease cost	Facilities and facilities related	$ 16,658	$ 15,724	$ 15,439
Variable operating lease cost	Facilities and facilities related	4,222	3,806	1,655
Finance lease cost				
Amortization of financing lease assets	Depreciation and amortization	1,343	1,239	1,250
Interest on lease liabilities	Interest expense	165	121	154
Total lease cost		$ 22,388	$ 20,890	$ 18,498

As of December 30, 2023, maturities of the Company's lease liabilities under its long-term operating leases and finance leases for the next five fiscal years and thereafter are as follows:

Fiscal Year	Operating Leases	Finance Leases
2024	$ 15,122	$ 1,305
2025	11,751	1,379
2026	7,936	1,206
2027	3,880	778
2028	1,599	372
Thereafter	2,346	106
Total lease payments	42,634	5,146
Less: Interest	(2,908)	(738)
Present value of lease liabilities	$ 39,726	$ 4,408

Note 14 – Commitments and Contingencies

Litigation, Claims, and Assessments

The Company is subject to certain claims and lawsuits typically filed against the engineering, consulting and construction profession, alleging primarily professional errors or omissions. The Company carries professional liability insurance, subject to certain deductibles and policy limits, against such claims. However, in some actions, parties are seeking damages that exceed our insurance coverage or for which we are not insured. While management does not believe that the resolution of these claims will have a material adverse effect, individually or in aggregate, on its financial position, results of operations or cash flows, management acknowledges the uncertainty surrounding the ultimate resolution of these matters.

(in thousands, except share data)

Note 15 – Stock-Based Compensation

In October 2011, the Company's stockholders approved the NV5 Global, Inc. 2011 Equity Incentive Plan, which was subsequently amended and restated in March 2013 (as amended, the “2011 Equity Plan”). The 2011 Equity Incentive Plan expired pursuant to its terms in March 2023, accordingly no further grants were made following the date of such expiration. Prior to such expiration, the Company's Board adopted the NV5 Global, Inc. 2023 Equity Incentive Plan (the "2023 Equity Plan") to replace the 2011 Equity Plan, subject to stockholder approval. On June 13, 2023, the Company's stockholders approved the 2023 Equity Plan. The 2023 Equity Plan provides directors, executive officers, and other employees of the Company with additional incentives by allowing them to acquire ownership interest in the business and, as a result, encouraging them to contribute to the Company’s success. The Company may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and units, and other cash-based or stock-based awards. As of December 30, 2023, 2,148,474 shares of common stock are authorized, reserved, and registered for issuance under the 2023 Equity Plan. The restricted shares of common stock granted generally provide for service-based cliff vesting after two to four years following the grant date.

The following summarizes the activity of restricted stock awards during fiscal years 2023, 2022, and 2021:

	Share Units	Weighted Average Grant Date Fair Value
Unvested shares as of January 2, 2021	770,183	$ 57.20
Granted	265,644	$ 91.31
Vested	(257,435)	$ 65.14
Forfeited	(33,902)	$ 58.25
Unvested shares as of January 1, 2022	744,490	$ 66.34
Granted	203,149	$ 118.33
Vested	(131,973)	$ 63.72
Forfeited	(101,873)	$ 67.08
Unvested shares as of December 31, 2022	713,793	$ 81.25
Granted	288,727	$ 106.37
Vested	(285,865)	$ 48.98
Forfeited	(39,895)	$ 97.24
Unvested shares as of December 30, 2023	676,760	$ 104.63

Stock-based compensation expense is recognized on a straight-line basis over the vesting period, net of actual forfeitures. Stock-based compensation expense relating to restricted stock awards during fiscal years ended 2023, 2022, and 2021 was $22,379, $19,326, and $16,301, respectively. Stock-based compensation expense during fiscal 2023 and 2022 includes $2,186 and $1,131, respectively, of expense related to the Company's liability-classified awards. The total estimated amount of the liability-classified awards for fiscal 2023 is approximately $7,019. Approximately $34,186 of deferred compensation, which is expected to be recognized over the remaining weighted average vesting period of 1.45 years, is unrecognized as of December 30, 2023. The total fair value of restricted shares vested during fiscal years 2023, 2022, and 2021 was $29,792, $17,137, and $24,823, respectively.

Note 16 – Employee Benefit Plan

The Company sponsors 401(k) plans for which employees meeting certain age and length of service requirements may contribute up to the defined statutory limit. The 401(k) plans allow for the Company to make matching and profit sharing contributions in such amounts as may be determined by the Board of Directors. The Company recognized expenses of $732, $1,648, and $334, respectively, related to the 401(k) plans for fiscal years 2023, 2022, and 2021, respectively.

(in thousands, except share data)

Note 17 – Income Taxes

Income tax expense for years 2023, 2022, and 2021 were as follows:

	Fiscal Years Ended		
	December 30, 2023	December 31, 2022	January 1, 2022
Current:			
Federal	$ 22,085	$ 20,977	$ 14,251
State	5,633	9,040	7,353
Foreign	1,583	943	400
Total current income tax expense	29,301	30,960	22,004
Deferred:			
Federal	(23,235)	(15,401)	(3,740)
State	(2,487)	(3,161)	(3,238)
Foreign	18	3	(68)
Total deferred income tax benefit	(25,704)	(18,559)	(7,046)
Total income tax expense	$ 3,597	$ 12,401	$ 14,958

Temporary differences comprising the net deferred income tax liability shown in the Company's consolidated balance sheets were as follows:

	December 30, 2023	December 31, 2022
Deferred tax asset:		
Lease liabilities	$ 10,381	$ 10,732
Tax carryforwards	2,328	3,863
Accrued compensation	11,275	11,945
Allowance for doubtful accounts	1,487	1,559
Capitalized Research and Development Costs	43,140	14,795
Other	1,998	1,025
Total deferred tax asset	$ 70,609	$ 43,919
Deferred tax liability:		
Acquired intangibles	$ (49,715)	$ (30,226)
Right-of-use assets	(9,746)	(10,361)
Depreciation and amortization	(11,423)	(9,467)
Other	(2,562)	(758)
Total deferred tax liability	$ (73,446)	$ (50,812)
Net deferred tax liability	$ (2,837)	$ (6,893)

As of December 30, 2023 and December 31, 2022, the Company had net non-current deferred tax liabilities of $2,837 and $6,893, respectively. No material valuation allowances are recorded against the Company's deferred income tax assets as of December 30, 2023 and December 31, 2022. Deferred income tax liabilities primarily relate to depreciation and intangible assets, which are partially offset by deferred tax assets related to the capitalization of research and development costs under Section 174 of the Internal Revenue Code, and other deferred tax items. Beginning in 2022, the Tax Cuts and Jobs Act eliminates the option to currently deduct research and development costs in the period incurred and requires taxpayers to capitalize and amortize such costs over five years pursuant to Section 174 of the Internal Revenue Code.

(in thousands, except share data)

As of December 30, 2023, the Company has $2,026 of tax-effected U.S. federal net operating loss carryforwards that will not expire, $82 of foreign net operating loss carryforwards (net of valuation allowance) that will not expire, and $172 of tax-effected state net operating loss carryforwards, of which $123 will begin to expire in the year 2034 and $49 that will not expire. The majority of the net operating loss carryforwards are subject to limitation under the Internal Revenue Code of 1986, as amended ("IRC") Section 382. Additionally, as of December 30, 2023, the Company has $48 of tax-effected state tax credit carryforwards that will expire in the year 2042.

Total income tax expense was different than the amount computed by applying the Federal statutory rate as follows:

	Fiscal Years Ended		
	December 30, 2023	**December 31, 2022**	**January 1, 2022**
Tax at federal statutory rate	$ 10,124	$ 13,099	$ 13,042
State taxes, net of Federal benefit	2,683	3,853	3,908
Stock-based compensation	(2,190)	(1,495)	(1,432)
Federal and state tax credits	(9,064)	(3,983)	(1,242)
Changes in unrecognized tax position	652	(73)	96
Other	1,392	1,000	586
Total income tax expense	$ 3,597	$ 12,401	$ 14,958

The Company's consolidated effective income tax rate was 7.5%, 19.9%, and 24.1% for fiscal years 2023, 2022, and 2021, respectively.

The Company and its subsidiaries file income tax returns in the U.S. Federal jurisdiction and various state and foreign jurisdictions. The Company evaluates tax positions for recognition using a more-likely-than-not recognition threshold, and those tax positions eligible for recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon the effective settlement with a taxing authority that has full knowledge of all relevant information. Fiscal years 2012 through 2014 are considered open tax years in the State of California. Fiscal years 2020 through 2023 are considered open tax years in the U.S. Federal jurisdiction, state jurisdictions, including the State of California, and foreign jurisdictions.

As of December 30, 2023 and December 31, 2022, the Company had $1,633 and $966, respectively, of gross unrecognized tax benefits, which if recognized, $1,440 and $847 would affect our effective tax rate. The Company expects to reverse an immaterial amount of unrecognized tax benefits in the next 12 months. A reconciliation of the beginning and ending amount of unrecognized tax benefits were as follows:

	December 30, 2023	**December 31, 2022**	**January 1, 2022**
Balance, beginning of period	$ 966	$ 1,071	$ 1,022
Additions based on tax positions related to the current year	447	131	124
Additions for tax positions of prior years	297	6	—
Lapse of statute of limitations	(77)	(103)	(45)
Reductions for positions of prior years	—	(139)	(30)
Balance, end of period	$ 1,633	$ 966	$ 1,071

The Company records accrued interest and penalties related to unrecognized tax benefits in income tax expense. Accrued interest and penalties related to unrecognized tax benefits in the Consolidated Balance Sheets were $378 and $340 as of December 30, 2023 and December 31, 2022, respectively.

In 2021, the Organization for Economic Co-operation and Development ("OECD") released Pillar Two Global Anti-Base Erosion model rules, designed to ensure large corporations are taxed at a minimum rate of 15% in all countries of operation. The United States has not yet enacted legislation implementing the Pillar Two rules, however, they have been enacted or substantively enacted in certain jurisdictions in which the Company operates. We are continuing to assess and

(in thousands, except share data)

monitor the Pillar Two rules, however, we do not expect their impact to be material based on the legislation enacted at this stage.

Note 18 – Reportable Segments

The Company's Chief Executive Officer, who is the chief operating decision maker ("CODM"), has organized the Company into three operating and reportable segments as follows:

- *Infrastructure ("INF"),* which includes the Company's engineering, civil program management, utility services, and construction quality assurance practices,
- *Building, Technology & Sciences ("BTS")*, which includes the Company's environmental health sciences, clean energy consulting, buildings and program management, and MEP & technology design practices, and
- *Geospatial Solutions ("GEO")*, which includes the Company's geospatial solution practices.

The Company evaluates the performance of these reportable segments based on their respective operating income before the effect of amortization expense related to acquisitions and other unallocated corporate expenses. The following tables set forth summarized financial information concerning our reportable segments:

	Fiscal Years Ended		
	December 30, 2023	**December 31, 2022**	**January 1, 2022**
Gross revenues			
INF	$ 374,986	$ 395,878	$ 383,725
BTS	222,804	232,577	185,995
GEO	263,949	158,323	136,986
Total gross revenues	$ 861,739	$ 786,778	$ 706,706
Segment income before taxes			
INF	$ 65,608	$ 68,259	$ 71,838
BTS	38,810	43,810	35,221
GEO	51,633	42,640	33,027
Total Segment income before taxes	156,051	154,709	140,086
Corporate[(1)]	(107,841)	(92,335)	(77,981)
Total income before taxes	$ 48,210	$ 62,374	$ 62,105

[(1)] Includes amortization of intangibles of $43,677, $32,341, and $33,498 for the fiscal years ended 2023, 2022, and 2021, respectively.

	December 30, 2023	**December 31, 2022**
Assets		
INF	$ 222,435	$ 226,301
BTS	243,154	231,049
GEO	603,630	366,385
Corporate[(1)]	101,373	111,988
Total assets	$ 1,170,592	$ 935,723

[(1)] Corporate assets consist of intercompany eliminations and assets not allocated to segments including cash and cash equivalents and certain other assets.

Substantially all of the Company's assets are located in the United States.

(in thousands, except share data)

The Company disaggregates its gross revenues from contracts with customers by geographic location, customer-type, and contract-type for each of its reportable segments. Disaggregated revenues include the elimination of inter-segment revenues which has been allocated to each segment. The Company believes this best depicts how the nature, amount, timing, and uncertainty of its revenues and cash flows are affected by economic factors. No sales to an individual customer or country other than the United States accounted for more than 10% of gross revenue for fiscal years 2023, 2022, and 2021. Gross revenue, classified by the major geographic areas in which our customers were located, were as follows:

	Fiscal Year 2023			
	INF	BTS	GEO	Total
United States	$ 374,986	$ 184,338	$ 248,262	$ 807,586
Foreign	—	38,466	15,687	54,153
Total gross revenues	$ 374,986	$ 222,804	$ 263,949	$ 861,739

	Fiscal Year 2022			
	INF	BTS	GEO	Total
United States	$ 395,878	$ 204,036	$ 154,584	$ 754,498
Foreign	—	28,541	3,739	32,280
Total gross revenues	$ 395,878	$ 232,577	$ 158,323	$ 786,778

	Fiscal Year 2021			
	INF	BTS	GEO	Total
United States	$ 383,725	$ 167,057	$ 134,003	$ 684,785
Foreign	—	18,938	2,983	21,921
Total gross revenues	$ 383,725	$ 185,995	$ 136,986	$ 706,706

Gross revenue by customer were as follows:

	Fiscal Year 2023			
	INF	BTS	GEO	Total
Public and quasi-public sector	$ 301,427	$ 61,313	$ 223,109	$ 585,849
Private sector	73,559	161,491	40,840	275,890
Total gross revenues	$ 374,986	$ 222,804	$ 263,949	$ 861,739

	Fiscal Year 2022			
	INF	BTS	GEO	Total
Public and quasi-public sector	$ 312,817	$ 61,726	$ 128,786	$ 503,329
Private sector	83,061	170,851	29,537	283,449
Total gross revenues	$ 395,878	$ 232,577	$ 158,323	$ 786,778

	Fiscal Year 2021			
	INF	BTS	GEO	Total
Public and quasi-public sector	$ 304,753	$ 66,964	$ 86,628	$ 458,345
Private sector	78,972	119,031	50,358	248,361
Total gross revenues	$ 383,725	$ 185,995	$ 136,986	$ 706,706

(in thousands, except share data)

Gross revenues by contract type were as follows:

	Fiscal Year 2023			
	INF	**BTS**	**GEO**	**Total**
Cost-reimbursable contracts	$ 359,423	$ 162,721	$ 256,069	$ 778,213
Fixed-unit price contracts	15,563	60,083	7,880	83,526
Total gross revenues	$ 374,986	$ 222,804	$ 263,949	$ 861,739

	Fiscal Year 2022			
	INF	**BTS**	**GEO**	**Total**
Cost-reimbursable contracts	$ 379,818	$ 155,632	$ 157,992	$ 693,442
Fixed-unit price contracts	16,060	76,945	331	93,336
Total gross revenues	$ 395,878	$ 232,577	$ 158,323	$ 786,778

	Fiscal Year 2021			
	INF	**BTS**	**GEO**	**Total**
Cost-reimbursable contracts	$ 367,310	$ 133,272	$ 136,683	$ 637,265
Fixed-unit price contracts	16,415	52,723	303	69,441
Total gross revenues	$ 383,725	$ 185,995	$ 136,986	$ 706,706

Note 19 - Subsequent Events

On January 19, 2024, the Company acquired all of the outstanding equity interests in Causseaux, Hewett, & Walpole, LLC, a provider of engineering and infrastructure consulting services in Florida. The aggregate purchase price is up to $59,500, including $45,000 of cash at closing, $2,000 of the Company's common stock, and a potential earn-out of up to $12,500.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Controls and Procedures

As of December 30, 2023, the end of the period covered by this Annual Report on Form 10-K, the Company carried out an evaluation, under the supervision and with the participation of its management, including the Company's Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 30, 2023, the end of the period covered by this Annual Report on Form 10-K, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is: (1) recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms, and (2) accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, in a manner that allows timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 30, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 Internal Control—Integrated Framework.

As permitted by SEC guidance for newly acquired businesses, because it was not possible to complete an effective assessment of the acquired companies' controls by year-end, management has excluded Axim Geospatial, LLC, the Visual Information Solutions commercial geospatial technology and software business ("VIS") from L3Harris, Bromley Cook Engineering, Inc., Diversified Construction Services, Inc., Gaudet Associates, Inc., Red Technologies (S) Pte. Ltd and Red Technologies (M) Sdn. Bhd., and Technical Design Services, Inc. from its evaluation of disclosure controls and procedures and internal control over financial reporting and changes therein from the date of such acquisition through December 30, 2023. Fiscal 2023 acquisitions constitute 3% of the total assets of the Company as of December 30, 2023, and 11% of the Company's gross revenues for the fiscal year ended December 30, 2023.

Our management has concluded that, as of December 30, 2023, our internal control over financial reporting was effective based on these criteria. The effectiveness of the Company's internal control over financial reporting as of December 30, 2023 has been audited by Deloitte & Touche LLP, the Company's independent registered certified public accounting firm. Their report, which is set forth in Part II, Item 8, *Financial Statements*, of this Annual Report on Form 10-K, expresses an unqualified opinion of the effectiveness of the Company's internal control over financial reporting as of December 30, 2023.

Changes in Internal Control

There were no changes to the Company's internal control over financial reporting as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) that occurred during the fourth quarter of 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of NV5 Global, Inc.
Hollywood, Florida

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of NV5 Global, Inc. and subsidiaries (the "Company") as of December 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 30, 2023, of the Company and our report dated February 23, 2024, expressed an unqualified opinion on those financial statements.

As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Axim Geospatial, LLC, the Visual Information Solutions commercial geospatial technology and software business ("VIS") from L3Harris, Bromley Cook Engineering, Inc., Diversified Construction Services, Inc., Gaudet Associates, Inc., Red Technologies (S) Pte. Ltd and Red Technologies (M) Sdn. Bhd., and Technical Design Services, Inc., which were acquired in 2023 (collectively "the 2023 acquisitions"), and whose financial statements constitute 3% of total assets and 11% of gross revenues of the consolidated financial statement amounts as of and for the year ended December 30, 2023. Accordingly, our audit did not include the internal control over financial reporting at the 2023 acquisitions.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Miami, Florida

February 23, 2024

ITEM 9B.   OTHER INFORMATION

On February 22, 2024, the Board of Directors of the Company appointed Mr. Alexander Hockman and Mr. Ben Heraud to serve in the capacity of co-Chief Executive Officers, with effect from March 1, 2024. Effective upon such appointment, Mr. Dickerson Wright, the Company's current Chief Executive Officer, will assume the role of Executive Chairman and will continue to serve as Chairman of the NV5 Board and remains its largest shareholder. Mr. Hockman and Mr. Heraud will continue to report to Mr. Dickerson Wright.

Mr. Hockman has served as a member of our Board of Directors and as our Chief Operating Officer and President since January 2015. Prior to becoming President and Chief Operating Officer, Mr. Hockman served as our Executive Vice President and President of NV5 - Southeast.

Mr. Hockman has over 30 years of diverse experience in the fields of construction inspections, materials testing, geotechnical, environmental, waterfront, construction and building envelope consulting. From March 2003 until March 2010 when he joined NV5, Mr. Hockman served as the Chief Operating Officer of the Construction Materials Testing Division of Bureau Veritas. Further, from 1985 until its acquisition by Bureau Veritas in 2003, Mr. Hockman served as the President of Intercounty Laboratories. Mr. Hockman earned a Bachelor of Science degree in Civil Engineering from Florida International University and is a licensed engineer in Florida.

Mr. Ben Heraud has been Chief Operating Officer for NV5 since May 2017 when he joined the Company through the acquisition of Energenz. Mr. Heraud co-founded Energenz in Hong Kong in November 2009 and was the Chief Executive Officer from 2013 through to its acquisition by the Company.

Mr. Heraud has over 20 years of technical experience in the field of energy management consulting, building systems commissioning, analytics and design oversight. From 2006 to 2009 Mr. Heraud served as Senior Energy Consultant for Energetics in Sydney, Australia. Prior to this, from 2003 to 2006, he served as Energy and Design Engineer for Spotless Services in Wellington, New Zealand. Mr. Heraud earned a Bachelor of Science degree in Energy Management from Otago University.

The Company expects to enter into revised employment agreements with Mr. Hockman and Mr. Heraud prior to the commencement date of their new roles.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Information required by this item is incorporated by reference from our definitive proxy statement for the 2024 Annual Meeting of Stockholders to be filed within 120 days of our fiscal 2023 year end.

ITEM 11.   EXECUTIVE COMPENSATION.

Information required by this item is incorporated by reference from our definitive proxy statement for the 2024 Annual Meeting of Stockholders to be filed within 120 days of our fiscal 2023 year end.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Information required by this item is incorporated by reference from our definitive proxy statement for the 2024 Annual Meeting of Stockholders to be filed within 120 days of our fiscal 2023 year end.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this item is incorporated by reference from our definitive proxy statement for the 2024 Annual Meeting of Stockholders to be filed within 120 days of our fiscal 2023 year end.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES.

Information required by this item is incorporated by reference from our definitive proxy statement for the 2024 Annual Meeting of Stockholders to be filed within 120 days of our fiscal 2023 year end.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) Financial Statements:

(1) The financial statements required to be included in this Annual Report on Form 10-K are included in Item 8 therein.

(2) All supplemental schedules have been omitted since the information is either included in the financial statements or the notes thereto or they are not required or are not applicable.

(3) See attached Exhibit Index of this Annual Report on Form 10-K.

(b) Exhibits:

Number	Description
3.1	Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed with the SEC on January 28, 2013)
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of NV5 Holdings, Inc. (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on December 8, 2015)
3.3	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on December 8, 2015)
4.1	Specimen Stock Certificate (Incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed with the SEC March 11, 2013)
4.2*	Description of Securities
10.1	NV5 Global, Inc. 2023 Equity Incentive Plan† (Incorporated by reference to Appendix B to the Company's definitive proxy statement on Schedule 14A file with the SEC on May 1, 2023)
10.2*	Form of Restricted Stock Agreement†
10.3*	Form of Restricted Stock Unit Agreement†
10.4	Form of Indemnity Agreement (Incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 filed with the SEC on January 28, 2013)
10.5	Second Amended and Restated Employment Agreement dated November 7, 2018 by and between the Company and Mr. Dickerson Wright (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 7, 2018).
10.6	Employment Agreement, dated October 1, 2010, between NV5, Inc. (formerly Vertical V, Inc.) and Richard Tong, as amended by that certain First Amendment to Employment Agreement, dated as of March 18, 2011, between NV5, Inc. and Richard Tong† (Incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 filed with the SEC on January 28, 2013)
10.7	Employment Agreement, dated October 1, 2010, between NV5, Inc. (formerly Vertical V, Inc.) and Alexander Hockman, as amended by that certain First Amendment to Employment Agreement, dated as of March 18, 2011, between NV5, Inc. and Alexander Hockman† (Incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 filed with the SEC on January 28, 2013)
10.8	Employment Agreement, dated October 1, 2010, between NV5, Inc. (formerly Vertical V, Inc.) and MaryJo O'Brien, as amended by that certain First Amendment to Employment Agreement, dated as of March 18, 2011, between NV5, Inc. and MaryJo O'Brien† (Incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 filed with the SEC on January 28, 2013)
10.9	Second Amendment to Employment Agreement, dated as of August 11, 2015, between NV5, Inc. and Donald Alford.† (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2015)

Number	Description
10.10	Second Amendment to Employment Agreement, dated as of August 11, 2015, between NV5, Inc. and Alexander Hockman. † (Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2015)
10.11	Second Amendment to Employment Agreement, dated as of August 11, 2015, between NV5, Inc. and Richard Tong. † (Incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2015)
10.12	Second Amendment to Employment Agreement, dated as of August 11, 2015 between NV5, Inc. and Mary Jo O'Brien. † (Incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2015)
10.13	NV5 Global, Inc. Employee Stock Purchase Plan† (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 8, 2016)
10.14	Employment Agreement dated as of June 6, 2019 between NV5, Inc. and Edward Codispoti † (Incorporated by reference in Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 10, 2019)
10.15	Second Amended and Restated Credit Agreement, dated as of August 13, 2021 by and among NV5 Global, Inc., as borrower, the subsidiaries of NV5 Global, Inc. named therein, as guarantors, Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 17, 2021)
10.16	Amendment No. 1 to Employment Agreement dated as of June 6, 2019, between NV5 Global, Inc. and Edward Codispoti. † (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 10, 2019)
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Deloitte & Touche LLP
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to § 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to § 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002**
97.1*	NV5 Global, Inc. Executive Compensation Clawback Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
†	Indicates a management contract or compensatory plan, contract or arrangement.
*	Filed herewith.
**	Furnished herewith. This certification is being furnished solely to accompany this report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filings of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NV5 GLOBAL, INC.

Date: February 23, 2024

/s/ Dickerson Wright
_____
Name: Dickerson Wright
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dickerson Wright Dickerson Wright	Chairman and Chief Executive Officer (Principal Executive Officer)	February 23, 2024
/s/ Edward H. Codispoti Edward H. Codispoti	Chief Financial Officer (Principal Financial and Accounting Officer)	February 23, 2024
/s/ Alexander A. Hockman Alexander A. Hockman	Chief Operating Officer, President and Director	February 23, 2024
/s/ MaryJo O'Brien MaryJo O'Brien	Executive Vice President and Director	February 23, 2024
/s/ Brian C. Freckmann Brian C. Freckmann	Director	February 23, 2024
/s/ Dr. Denise Dickins Dr. Denise Dickins	Director	February 23, 2024
/s/ William D. Pruitt William D. Pruitt	Director	February 23, 2024
/s/ Francois Tardan Francois Tardan	Director	February 23, 2024

Exhibit 4.2

DESCRIPTION OF REGISTRANT'S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

References to "NV5" and the "Company" herein are, unless the context otherwise indicates, only to NV5 Global, Inc. and not to any of its subsidiaries. As of December 30, 2023, the end of the period covered by this Annual Report on Form 10-K, NV5 has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company's Common Stock.

The following description of the Company's capital stock and provisions of the Company's Amended and Restated Certificate of Incorporation, Bylaws and the Delaware General Corporation Law are summaries and are qualified in their entirety by reference to the Company's Amended and Restated Certificate of Incorporation and NV5's Amended and Restated Bylaws. Copies of these documents have been filed with the SEC as exhibits to the Annual Report on Form 10-K to which this description has been filed as an exhibit. Pursuant to NV5's Amended and Restated Certificate of Incorporation, the Company's authorized capital stock consists of 45,000,000 shares of common stock, par value of $0.01 per share (referred to as the Company's common stock), and 5,000,000 shares of preferred stock, par value $0.01 per share (referred to as the Company's preferred stock), to be designated from time to time by the Company's Board of Directors.

Common Stock

Holders of common stock are entitled to one vote per share on any matter to be voted upon by stockholders. All shares rank equally as to voting and all other matters. The shares of common stock have no preemptive or conversion rights, no redemption or sinking fund provisions, are not liable for further call or assessment and are not entitled to cumulative voting rights. For as long as such stock is outstanding, the holders of common stock are entitled to receive ratably any dividends when and as declared from time to time by NV5's board of directors out of funds legally available for dividends. Upon a liquidation or dissolution of the Company, whether voluntary or involuntary, creditors will be paid before any distribution to holders of common stock. After such distribution, holders of common stock are entitled to receive a pro rata distribution per share of any excess amount.

As of February 16, 2024, there were 15,916,943 shares of common stock outstanding.

Preferred Stock

Under the Company's Amended and Restated Certificate of Incorporation, NV5's board of directors has authority to issue up to 5,000,000 shares of preferred stock without stockholder approval. The Company's board of directors may also determine or alter for each class of preferred stock the voting powers, designations, preferences, and special rights, qualifications, limitations, or restrictions as permitted by law. The Company's board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of NV5 and may adversely affect the market price of the Company's common stock and the voting and other rights of the holders of common stock.

The Company's board of directors will fix the rights, preferences, privileges, qualifications and restrictions of the preferred stock of each series that NV5 issues in the certificate of designation relating to that series. This will include:

- the title and stated value;

- the number of shares being authorized;

- the liquidation preference per share;

- the purchase price per share;

- the currency for which the shares may be purchased;

- the dividend rate per share, dividend period and payment dates and method of calculation for dividends;

- whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

- NV5's right, if any, to defer payment of dividends and the maximum length of any such deferral period;

- the procedures for any auction and remarketing, if any;

- the provisions for a sinking fund, if any;

- the provisions for redemption or repurchase, if applicable, and any restrictions on NV5's ability to exercise those redemption and repurchase rights;

- any listing of the preferred stock on any securities exchange or market;

- whether the preferred stock will be convertible into the Company's common stock or other securities of NV5, and, if applicable, the conversion period, the conversion price, or how it will be calculated, and under what circumstances it may be adjusted;

- voting rights, if any, of the preferred stock;

- preemption rights, if any;

- restrictions on transfer, sale or other assignment, if any;

- the relative ranking and preferences of the preferred stock as to dividend rights and rights if the Company liquidates, dissolves or winds up its affairs;

- any limitations on issuances of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock being issued as to dividend rights and rights if the Company liquidates, dissolves or winds up its affairs; and

- any other specific terms, rights, preferences, privileges, qualifications or restrictions of the preferred stock.

As of February 16, 2024, there were no shares of preferred stock outstanding.

Certain Anti-Takeover Effects of Delaware Law and Provisions of NV5's Amended and Restated Certificate of Incorporation and Bylaws

The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Company's board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

- *Removal of directors and filling board vacancies.* NV5's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that, subject to the rights of the holders of any series of preferred stock then outstanding, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of capital stock entitled to vote generally in the election of directors voting together as a single class. Furthermore, any vacancy on the Company's board of directors, however occurring, including a vacancy resulting from an increase in the size of NV5's board, may only be filled by the affirmative vote of a majority of directors then in office even if less than a quorum, or by the sole remaining director.

- *No written consent of stockholders.* The Company's Amended and Restated Certificate of Incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

- *Meetings of stockholders.* The Company's Amended and Restated Certificate of Incorporation and the Company's Amended and Restated Bylaws provide that only a majority of the members of NV5's board of directors then in office in which a quorum is present, the Chairman of the board of directors, or the President, may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. A majority of the total number of authorized directors shall constitute a quorum at any meeting of the board of directors. The Company's Amended and Restated Bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

- *Advance notice requirements*. The Company's Amended and Restated Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to NV5's corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the Company's principal executive offices not earlier than the close of business on the 120th day, nor later than the close of business on the 90th day, prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the Amended and Restated Bylaws.

- *Amendment to bylaws and certificate of incorporation*. As required by the Delaware General Corporation Law, any amendment of the Company's Amended and Restated Certificate of Incorporation must first be approved by a majority of the Company's board of directors and, if required by law or the Amended and Restated Certificate of Incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of director liability and the amendment of the Company's Amended and Restated Bylaws and Certificate of Incorporation must be approved by no less than 66 2/3 percent of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class. The Company's Amended and Restated Bylaws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the Amended and Restated Bylaws; and may also be amended by the affirmative vote of at least 66 2/3 percent of the voting power of all of the shares of capital stock issued and outstanding and entitled to vote generally in any election of directors, voting together as a single class.

- *Blank check preferred stock*. As described above, the Company's Amended and Restated Certificate of Incorporation authorizes 5,000,000 shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable NV5's board of directors to render more difficult or to discourage an attempt to obtain control of NV5 by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, the Company's board of directors were to determine that a takeover proposal is not in the best interests of the Company or its stockholders, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Company's Amended and Restated Certificate of Incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring, or preventing a change in control of NV5.

In addition, NV5 is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock.

Because of these provisions, persons considering unsolicited tender offers or other unilateral takeover proposals may be more likely to negotiate with the Company's board of directors rather than pursue non-negotiated takeover attempts. As a result, these provisions may make it more difficult for stockholders to benefit from transactions that are opposed by an incumbent board of directors.

Exhibit 10.2

NV5 GLOBAL, INC.
RESTRICTED STOCK AGREEMENT

NV5 Global, Inc. (the *"Company"*) has granted to the Participant named in the *Notice of Grant of Restricted Stock* (the *"Grant Notice"*) to which this Restricted Stock Agreement (the *"Agreement"*) is attached an Award consisting of Shares subject to the terms and conditions set forth in the Grant Notice and this Agreement. The Award has been granted pursuant to and shall in all respects be subject to the terms and conditions of the NV5 Global, Inc. 2023 Equity Incentive Plan (the "Plan"), the provisions of which are incorporated herein by reference. By signing the Grant Notice, the Participant: (a) acknowledges receipt of and represents that the Participant has read and is familiar with the Grant Notice, this Agreement, the Plan and a prospectus for the Plan prepared in connection with the registration with the Securities and Exchange Commission of the shares issuable pursuant to the Award (the "Plan Prospectus"), (b) accepts the Award subject to all of the terms and conditions of the Grant Notice, this Agreement and the Plan and (c) agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions arising under the Grant Notice, this Agreement or the Plan.

1. **DEFINITIONS AND CONSTRUCTION.**

      1.1   **Definitions**. Unless otherwise defined herein, capitalized terms shall have the meanings assigned to such terms in the Grant Notice or the Plan.

      1.2   **Construction.** Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of this Agreement. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

2. **ADMINISTRATION.**

      All questions of interpretation concerning the Grant Notice, this Agreement, the Plan or any other form of agreement or other document employed by the Company in the administration of the Plan or the Award shall be determined by the Committee. All such determinations by the Committee shall be final, binding and conclusive upon all persons having an interest in the Award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Committee in the exercise of its discretion pursuant to the Plan or the Award or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest in the Award. Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, or election which is the responsibility of or which is allocated to the Company herein, provided the Officer has apparent authority with respect to such matter, right, obligation or election.

3. **THE AWARD.**

      3.1   **Grant and Issuance of Shares.** On the Date of Grant, the Participant shall acquire and the Company shall issue, subject to the provisions of this Agreement, a number of Shares equal to the Total Number of Shares. As a condition to the issuance of the Shares, the Participant shall execute and deliver the Grant Notice to the Company, and, if required by the Company, an Assignment Separate from Certificate duly endorsed (with date and number of shares blank) in the form provided by the Company.

      3.2   **No Monetary Payment Required.** The Participant is not required to make any monetary payment (other than to satisfy applicable tax withholding, if any, with respect to the issuance or vesting of the Shares) as a condition to receiving the Shares, the consideration for which shall be past services actually rendered or future services to be rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the Shares issued pursuant to the Award.

      3.3   **Beneficial Ownership of Shares; Certificate Registration.** The Participant hereby authorizes the Company, in its sole discretion, to deposit the Shares with the Company's transfer agent, including any successor transfer agent, to be held in book entry form during the term of the Escrow pursuant to Section 6. Furthermore, the Participant hereby authorizes the Company, in its sole discretion, to deposit, following the term of such Escrow, for the benefit of the Participant with any broker with which the Participant has an account relationship of which the Company has notice any or all Shares which are no longer subject to such Escrow. Except as provided by the foregoing, a certificate for the Shares shall be registered in the name of the Participant, or, if applicable, in the names of the heirs of the Participant.

      3.4   **Issuance of Shares in Compliance with Law.** The issuance of the Shares shall be subject to compliance with all applicable requirements of federal, state or foreign law with respect to such securities. No Shares shall be issued hereunder if their issuance would constitute a violation of any applicable federal, state or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Stock may then be listed. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance of any Shares shall relieve the Company of any liability in respect of the failure to issue such Shares as to which such requisite authority shall not have been obtained. As a condition to the issuance of the Shares, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

4. **VESTING OF SHARES.**

Shares acquired pursuant to this Agreement shall become Vested Shares as provided in the Grant Notice. For purposes of determining the number of Vested Shares following an Ownership Change Event, credited Service shall include all Service with any corporation which is a Participating Company at the time the Service is rendered, whether or not such corporation is a Participating Company both before and after the Ownership Change Event.

5. **COMPANY REACQUISITION RIGHT.**

5.1   **Grant of Company Reacquisition Right.** Except to the extent otherwise provided by the Superseding Agreement, if any, in the event that (a) the Participant's Service terminates for any reason or no reason, with or without cause, or (b) the Participant, the Participant's legal representative, or other holder of the Shares, attempts to sell, exchange, transfer, pledge, or otherwise dispose of (other than pursuant to an Ownership Change Event), including, without limitation, any transfer to a nominee or agent of the Participant, any Shares which are not Vested Shares ("**Unvested Shares**"), the Participant shall forfeit and the Company shall automatically reacquire the Unvested Shares, and the Participant shall not be entitled to any payment therefor (the "**Company Reacquisition Right**").

5.2   **Ownership Change Event, Non-Cash Dividends, Distributions and Adjustments.** Upon the occurrence of an Ownership Change Event, a dividend or distribution to the stockholders of the Company paid in shares of Stock or other property, or any other adjustment upon a change in the capital structure of the Company as described in Section 9, any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends paid on Stock pursuant to the Company's dividend policy) to which the Participant is entitled by reason of the Participant's ownership of Unvested Shares shall be immediately subject to the Company Reacquisition Right and included in the terms "Shares," "Stock" and "Unvested Shares" for all purposes of the Company Reacquisition Right with the same force and effect as the Unvested Shares immediately prior to the Ownership Change Event, dividend, distribution or adjustment, as the case may be. For purposes of determining the number of Vested Shares following an Ownership Change Event, dividend, distribution or adjustment, credited Service shall include all Service with any corporation which is a Participating Company at the time the Service is rendered, whether or not such corporation is a Participating Company both before and after any such event.

5.3   **Obligation to Repay Certain Cash Dividends and Distributions.** The Participant shall, at the discretion of the Company, be obligated to promptly repay to the Company upon termination of the Participant's Service any dividends and other distributions paid to the Participant in cash with respect to Unvested Shares reacquired by the Company pursuant to the Company Reacquisition Right.

6. **ESCROW.**

6.1   **Appointment of Agent.** To ensure that Shares subject to the Company Reacquisition Right will be available for reacquisition, the Participant and the Company hereby appoint the Secretary of the Company, or any other person designated by the Company, as their agent and as attorney-in-fact for the Participant (the "**Agent**") to hold any and all Unvested Shares and to sell, assign and transfer to the Company any such Unvested Shares reacquired by the Company pursuant to the Company Reacquisition Right. The Participant understands that appointment of the Agent is a material inducement to make this Agreement and that such appointment is coupled with an interest and is irrevocable. The Agent shall not be personally liable for any act the Agent may do or omit to do hereunder as escrow agent, agent for the Company, or attorney in fact for the Participant while acting in good faith and in the exercise of the Agent's own good judgment, and any act done or omitted by the Agent pursuant to the advice of the Agent's own attorneys shall be conclusive evidence of such good faith. The Agent may rely upon any letter, notice or other document executed by any signature purporting to be genuine and may resign at any time.

6.2   **Establishment of Escrow.** The Participant authorizes the Company to deposit the Unvested Shares with the Company's transfer agent to be held in book entry form, as provided in Section 3.3, and the Participant agrees to deliver to and deposit with the Agent each certificate, if any, evidencing the Shares and, if required by the Company, an Assignment Separate from Certificate with respect to such book entry shares and each such certificate duly endorsed (with date and number of Shares blank) in the form attached to this Agreement, to be held by the Agent under the terms and conditions of this Section 6 (the "**Escrow**"). Upon the occurrence of an Ownership Change Event, a dividend or distribution to the stockholders of the Company paid in shares of Stock or other property (other than regular, periodic dividends paid on Stock pursuant to the Company's dividend policy) or any other adjustment upon a change in the capital structure of the Company, as described in Section 9, any and all new, substituted or additional securities or other property to which the Participant is entitled by reason of his or her ownership of the Shares that remain, following such Ownership Change Event, dividend, distribution or change described in Section 9, subject to the Company Reacquisition Right shall be immediately subject to the Escrow to the same extent as the Shares immediately before such event. The Company shall bear the expenses of the Escrow.

6.3 **Delivery of Shares to Participant.** The Escrow shall continue with respect to any Shares for so long as such Shares remain subject to the Company Reacquisition Right. Upon termination of the Company Reacquisition Right with respect to Shares, the Company shall so notify the Agent and direct the Agent to deliver such number of Shares to the Participant. As soon as practicable after receipt of such notice, the Agent shall cause the Shares specified by such notice to be delivered to the Participant, and the Escrow shall terminate with respect to such Shares.

7. **TAX MATTERS.**

7.1 **Tax Withholding.**

(a) *In General.* At the time the Grant Notice is executed, or at any time thereafter as requested by a Participating Company, the Participant hereby authorizes withholding from payroll and any other amounts payable to the Participant, and otherwise agrees to make adequate provision for, any sums required to satisfy the federal, state, local and foreign tax (including any social insurance) withholding obligations of the Participating Company, if any, which arise in connection with the Award, including, without limitation, obligations arising upon (a) the transfer of Shares to the Participant, (b) the lapsing of any restriction with respect to any Shares, (c) the filing of an election to recognize tax liability, or (d) the transfer by the Participant of any Shares. The Company shall have no obligation to deliver the Shares or to release any Shares from the Escrow established pursuant to Section 6 until the tax withholding obligations of the Participating Company have been satisfied by the Participant.

(b) *Assignment of Sale Proceeds.* Subject to compliance with applicable law and the Company's Trading Compliance Policy, if permitted by the Company, the Participant may satisfy the Participating Company's tax withholding obligations in accordance with procedures established by the Company providing for delivery by the Participant to the Company or a broker approved by the Company of properly executed instructions, in a form approved by the Company, providing for the assignment to the Company of the proceeds of a sale with respect to some or all of the shares becoming Vested Shares on a Vesting Date as provided in the Grant Notice.

(c) *Withholding in Shares.* The Company shall have the right, but not the obligation, to require the Participant to satisfy all or any portion of a Participating Company's tax withholding obligations by withholding a number of whole, Vested Shares otherwise deliverable to the Participant or by the Participant's tender to the Company of a number of whole, Vested Shares or vested shares acquired otherwise than pursuant to the Award having, in any such case, a fair market value, as determined by the Company as of the date on which the tax withholding obligations arise, not in excess of the amount of such tax withholding obligations determined by the applicable minimum statutory withholding rates.

8. **EFFECT OF CHANGE IN CONTROL.**

In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the "Acquiror"), may, without the consent of the Participant, assume or continue in full force and effect the Company's rights and obligations under the Award or substitute for the Award a substantially equivalent award for the Acquiror's stock. For purposes of this Section, the Award shall be deemed assumed if, following the Change in Control, the Award confers the right to receive, subject to the terms and conditions of the Plan and this Agreement, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, other securities or property or a combination thereof) to which a holder of a share of Stock on the effective date of the Change in Control was entitled. Notwithstanding the foregoing, Shares acquired pursuant to the Award prior to the Change in Control and any consideration received pursuant to the Change in Control with respect to such shares shall continue to be subject to all applicable provisions of this Agreement except as otherwise provided herein.

9. **ADJUSTMENTS FOR CHANGES IN CAPITAL STRUCTURE.**

Subject to any required action by the stockholders of the Company, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (other than regular, periodic cash dividends paid on Stock pursuant to the Company's dividend policy) that has a material effect on the Fair Market Value of shares of Stock, appropriate and proportionate adjustments shall be made in the number and kind of shares of stock or other property subject to the Award, in order to prevent dilution or enlargement of the Participant's rights under the Award. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as "effected without receipt of consideration by the Company." Any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends paid on Stock pursuant to the Company's dividend policy, subject to Section 5.3) to which Participant is entitled by reason of ownership of shares acquired pursuant to this Award will be immediately subject to the provisions of this Award on the same basis as all shares originally acquired hereunder. Any fractional share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number. Such adjustments shall be determined by the Committee, and its determination shall be final, binding and conclusive.

10. **RIGHTS AS A STOCKHOLDER, DIRECTOR, EMPLOYEE OR CONSULTANT.**

The Participant shall have no rights as a stockholder with respect to any Shares subject to the Award until the date of the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date the Shares are issued, except as provided in Section 9. Subject to the provisions of this Agreement, the Participant shall exercise all rights and privileges of a stockholder of the Company with respect to Shares deposited in the Escrow pursuant to Section 6, including the right to vote such Shares and to receive all dividends and other distributions paid with respect to such Shares, subject to Section 5.3. If the Participant is an Employee, the Participant understands and acknowledges that, except as otherwise provided in a separate, written employment agreement between a Participating Company and the Participant, the Participant's employment is "at will" and is for no specified term. Nothing in this Agreement shall confer upon the Participant any right to continue in the Service of a Participating Company or interfere in any way with any right of the Participating Company Group to terminate the Participant's Service at any time.

11. **LEGENDS.**

The Company may at any time place legends referencing the Company Reacquisition Right and any applicable federal, state or foreign securities law restrictions on all certificates representing the Shares. The Participant shall, at the request of the Company, promptly present to the Company any and all certificates representing the Shares in the possession of the Participant in order to carry out the provisions of this Section. Unless otherwise specified by the Company, legends placed on such certificates may include, but shall not be limited to, the following:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS SET FORTH IN AN AGREEMENT BETWEEN THIS CORPORATION AND THE REGISTERED HOLDER, OR HIS PREDECESSOR IN INTEREST, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THIS CORPORATION."

12. **TRANSFERS IN VIOLATION OF AGREEMENT.**

No Shares may be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of, including by operation of law, in any manner which violates any of the provisions of this Agreement and, except pursuant to an Ownership Change Event, until the date on which such shares become Vested Shares, and any such attempted disposition shall be void. The Company shall not be required (a) to transfer on its books any Shares which will have been transferred in violation of any of the provisions set forth in this Agreement or (b) to treat as owner of such Shares or to accord the right to vote as such owner or to pay dividends to any transferee to whom such Shares will have been so transferred. In order to enforce its rights under this Section, the Company shall be authorized to give a stop transfer instruction with respect to the Shares to the Company's transfer agent.

13. **MISCELLANEOUS PROVISIONS.**

13.1 **Termination or Amendment.** The Committee may terminate or amend the Plan or this Agreement at any time; provided, however, that no such termination or amendment may have a materially adverse effect on the Participant's rights under this Agreement without the consent of the Participant unless such termination or amendment is necessary to comply with applicable law or government regulation. No amendment or addition to this Agreement shall be effective unless in writing.

13.2 **Nontransferability of the Award.** The right to acquire Shares pursuant to the Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to the Award shall be exercisable during the Participant's lifetime only by the Participant or the Participant's guardian or legal representative.

13.3 **Further Instruments.** The parties hereto agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

13.4 **Binding Effect.** This Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer set forth herein, be binding upon the Participant and the Participant's heirs, executors, administrators, successors and assigns.

13.5 **Delivery of Documents and Notices.** Any document relating to participation in the Plan or any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given (except to the extent that this Agreement provides for effectiveness only upon actual receipt of such notice) upon personal delivery, electronic delivery at the e-mail address, if any, provided for the Participant by a Participating Company, or upon deposit in the U.S. Post Office or foreign postal service, by registered or certified mail, or with a nationally recognized overnight courier service, with postage and fees prepaid, addressed to the other party at the address of such party set forth in the Grant Notice or at such other address as such party may designate in writing from time to time to the other party.

(a) *Description of Electronic Delivery.* The Plan documents, which may include but do not necessarily include: the Plan, the Grant Notice, this Agreement, and any reports of the Company provided generally to the Company's stockholders, may be delivered to the Participant electronically. In addition, if permitted by the Company, the parties may deliver electronically any notices called for in connection with the Escrow and the Participant may deliver electronically the Grant Notice to the Company or to such third party involved in administering the Plan as the Company may designate from time to time. Such means of electronic delivery may include but do not necessarily include the delivery of a link to a Company intranet or the Internet site of a third party involved in administering the Plan, the delivery of the document via e-mail or such other means of electronic delivery specified by the Company.

(b) *Consent to Electronic Delivery.* The Participant acknowledges that the Participant has read Section 13.5(a) of this Agreement and consents to the electronic delivery of the Plan documents and, if permitted by the Company, the delivery of the Grant Notice and notices in connection with the Escrow, as described in Section 13.5(a). The Participant acknowledges that he or she may receive from the Company a paper copy of any documents delivered electronically at no cost to the Participant by contacting the Company by telephone or in writing. The Participant further acknowledges that the Participant will be provided with a paper copy of any documents if the attempted electronic delivery of such documents fails. Similarly, the Participant understands that the Participant must provide the Company or any designated third party administrator with a paper copy of any documents if the attempted electronic delivery of such documents fails. The Participant may revoke his or her consent to the electronic delivery of documents described in Section 13.5(a) or may change the electronic mail address to which such documents are to be delivered (if Participant has provided an electronic mail address) at any time by notifying the Company of such revoked consent or revised e-mail address by telephone, postal service or electronic mail. Finally, the Participant understands that he or she is not required to consent to electronic delivery of documents described in Section 13.5(a).

13.6 **Integrated Agreement.** The Grant Notice, this Agreement and the Plan, together with the Superseding Agreement, if any, shall constitute the entire understanding and agreement of the Participant and the Participating Company Group with respect to the subject matter contained herein or therein and supersede any prior agreements, understandings, restrictions, representations, or warranties among the Participant and the Participating Company Group with respect to such subject matter. To the extent contemplated herein or therein, the provisions of the Grant Notice, this Agreement and the Plan shall survive any settlement of the Award and shall remain in full force and effect.

13.7 **Applicable Law.** This Agreement shall be governed by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and to be performed entirely within the State of Delaware.

13.8 **Counterparts.** The Grant Notice may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Exhibit 10.3

NV5 GLOBAL, INC.
RESTRICTED STOCK UNITS AGREEMENT
(Non-Employee Director)

NV5 Global, Inc. (the "***Company***") has granted to the Participant named in the *Notice of Grant of Restricted Stock Units* (the "***Grant Notice***") to which this Restricted Stock Units Agreement (the "***Agreement***") is attached an Award consisting of Restricted Stock Units subject to the terms and conditions set forth in the Grant Notice and this Agreement. The Award has been granted pursuant to and shall in all respects be subject to the terms and conditions of the NV5 Global, Inc. 2023 Equity Incentive Plan (the "***Plan***"), the provisions of which are incorporated herein by reference. By signing the Grant Notice, the Participant: (a) acknowledges receipt of and represents that the Participant has read and is familiar with the Grant Notice, this Agreement, the Plan and a prospectus for the Plan prepared in connection with the registration with the Securities and Exchange Commission of the shares issuable pursuant to the Award (the "***Plan Prospectus***"), (b) accepts the Award subject to all of the terms and conditions of the Grant Notice, this Agreement and the Plan, and (c) agrees to accept as binding, conclusive, and final all decisions or interpretations of the Compensation Committee of the Company's Board of Directors (the "***Committee***") upon any questions arising under the Grant Notice, this Agreement or the Plan.

1. **Definitions and Construction.**

    1.1 **Definitions.** Unless otherwise defined herein, capitalized terms shall have the meanings assigned to such terms in the Grant Notice or the Plan.

    (a) *"**Dividend Equivalent Units**"* mean additional Restricted Stock Units credited pursuant to Section 3.3.

    (b) *"**Units**"* mean the Restricted Stock Units originally granted pursuant to the Award and the Dividend Equivalent Units credited pursuant to the Award, as both shall be adjusted from time to time pursuant to Section 9.

    1.2 **Construction.** Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of this Agreement. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

2. **Administration.**

    All questions of interpretation concerning the Grant Notice, this Agreement, the Plan, or any other form of agreement or other document employed by the Company in the administration of the Plan, or the Award shall be determined by the Committee. All such determinations by the Committee shall be final, binding, and conclusive upon all persons having an interest in the Award, unless fraudulent or made in bad faith. Any and all actions, decisions, and determinations taken or made by the Committee in the exercise of its discretion pursuant to the Plan or the Award or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding, and conclusive upon all persons having an interest in the Award. Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, or election which is the responsibility of or which is allocated to the Company herein, provided the Officer has apparent authority with respect to such matter, right, obligation, or election.

3. **The Award.**

    3.1 **Grant of Units.** On the Date of Grant, the Participant shall acquire, subject to the provisions of this Agreement, the Total Number of Units set forth in the Grant Notice, subject to adjustment as provided in Section 3.3 and Section 9. Each Unit represents a right to receive on a date determined in accordance with the Grant Notice and this Agreement one (1) share of Stock.

    3.2 **No Monetary Payment Required.** The Participant is not required to make any monetary payment (other than applicable tax withholding, if any) as a condition to receiving the Units or shares of Stock issued upon settlement of the Units, the consideration for which shall be past services actually rendered, or future services to be rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by applicable law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the par value of the shares of Stock issued upon settlement of the Units.

    3.3 **Dividend Equivalent Units.** On the date that the Company pays a cash dividend to holders of Stock generally, the Participant shall be credited with a number of additional whole Dividend Equivalent Units determined by dividing (a) the product of (i) the dollar amount of the cash dividend paid per share of Stock on such date and (ii) the number of

Units which have not been settled or forfeited pursuant to the Company Reacquisition Right (as defined below) as of such date, by (b) the Fair Market Value per share of Stock on such date. Any resulting fractional Dividend Equivalent Unit shall be rounded to the nearest whole number. Such additional Dividend Equivalent Units shall be subject to the same terms and conditions and shall be settled or forfeited in the same manner and at the same time as the Units with respect to which they have been credited.

4. Vesting of Units.

4.1 **Normal Vesting.** Except as provided by Section 4.2, Units acquired pursuant to this Agreement shall become Vested Units as provided in the Grant Notice. Dividend Equivalent Units shall become Vested Units at the same time as the Units with respect to which they have been credited. For purposes of determining the number of Vested Units following an Ownership Change Event, credited Service shall include all Service with any corporation which is a Participating Company at the time the Service is rendered, whether or not such corporation is a Participating Company both before and after the Ownership Change Event.

4.2 **Acceleration of Vesting Upon a Change in Control**. In the event of a Change in Control, and provided that the Participant's Service has not terminated prior to the date of consummation of the Change in Control, all unvested Units shall become Vested Units.

5. Company Reacquisition Right.

5.1 **Grant of Company Reacquisition Right.** Except to the extent otherwise provided by the Superseding Agreement, if any, in the event that the Participant's Service terminates for any reason or no reason, with or without cause, the Participant shall forfeit and the Company shall automatically reacquire all Units which are not, as of the time of such termination, Vested Units (**"Unvested Units"**), and the Participant shall not be entitled to any payment therefor (the **"Company Reacquisition Right"**).

5.2 **Ownership Change Event, Non-Cash Dividends, Distributions, and Adjustments.** Upon the occurrence of an Ownership Change Event, a dividend or distribution to the stockholders of the Company paid in shares of Stock or other property, or any other adjustment upon a change in the capital structure of the Company as described in Section 9, any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends paid on Stock pursuant to the Company's dividend policy, which shall be treated in accordance with Section 3.3) to which the Participant is entitled by reason of the Participant's ownership of Unvested Units shall be immediately subject to the Company Reacquisition Right and included in the terms "Units" and "Unvested Units" for all purposes of the Company Reacquisition Right with the same force and effect as the Unvested Units immediately prior to the Ownership Change Event, dividend, distribution or adjustment, as the case may be. For purposes of determining the number of Vested Units following an Ownership Change Event, dividend, distribution or adjustment, credited Service shall include all Service with any corporation which is a Participating Company at the time the Service is rendered, whether or not such corporation is a Participating Company both before and after any such event.

6. Settlement of the Award.

6.1 **Issuance of Shares of Stock.** Subject to the provisions of Section 6.3, the Company shall issue to the Participant on the Settlement Date with respect to each Vested Unit to be settled on such date one (1) share of Stock. Shares of Stock issued in settlement of Units shall not be subject to any restriction on transfer other than any such restriction as may be required pursuant to Section 6.3, Section 7 or the Company's Trading Compliance Policy.

6.2 **Beneficial Ownership of Shares; Certificate Registration.** The Participant hereby authorizes the Company, in its sole discretion, to deposit any or all shares acquired by the Participant pursuant to the settlement of the Award with the Company's transfer agent, including any successor transfer agent, to be held in book entry form, or to deposit such shares for the benefit of the Participant with any broker with which the Participant has an account relationship of which the Company has notice. Except as provided by the foregoing, a certificate for the shares acquired by the Participant shall be registered in the name of the Participant, or, if applicable, in the names of the heirs of the Participant.

6.3 **Restrictions on Grant of the Award and Issuance of Shares.** The grant of the Award and issuance of shares of Stock upon settlement of the Award shall be subject to compliance with all applicable requirements of federal, state, or foreign law with respect to such securities. No shares of Stock may be issued hereunder if the issuance of such shares would constitute a violation of any applicable federal, state, or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Stock may then be listed. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance of any shares subject to the Award shall relieve the Company of any liability in respect of the failure to issue such shares as to which such requisite authority shall not have been obtained. As a condition to the settlement of the Award, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

      6.4   **Fractional Shares.** The Company shall not be required to issue fractional shares upon the settlement of the Award.

7. Tax Withholding.

      7.1   **In General.** At the time the Grant Notice is executed, or at any time thereafter as requested by a Participating Company, the Participant hereby authorizes withholding from payroll and any other amounts payable to the Participant, and otherwise agrees to make adequate provision for, any sums required to satisfy the federal, state, local and foreign tax (including any social insurance) withholding obligations of the Participating Company, if any, which arise in connection with the Award, the vesting of Units or the issuance of shares of Stock in settlement thereof. The Company shall have no obligation to deliver shares of Stock until the tax withholding obligations of the Participating Company have been satisfied by the Participant.

      7.2   **Assignment of Sale Proceeds.** Subject to compliance with applicable law and the Company's Trading Compliance Policy, if permitted by the Company, the Participant may satisfy the Participating Company's tax withholding obligations in accordance with procedures established by the Company providing for delivery by the Participant to the Company or a broker approved by the Company of properly executed instructions, in a form approved by the Company, providing for the assignment to the Company of the proceeds of a sale with respect to some or all of the shares being acquired upon settlement of Units.

      7.3   **Withholding in Shares.** The Company shall have the right, but not the obligation, to require the Participant to satisfy all or any portion of a Participating Company's tax withholding obligations by deducting from the shares of Stock otherwise deliverable to the Participant in settlement of the Award a number of whole shares having a fair market value, as determined by the Company as of the date on which the tax withholding obligations arise, not in excess of the amount of such tax withholding obligations determined by the applicable minimum statutory withholding rates.

8. Effect of Change in Control.

      In the event of a Change in Control, except to the extent that the Committee determines to cash out the Award in accordance with Section 13.1(c) of the Plan, the surviving, continuing, successor, or purchasing entity or parent thereof, as the case may be (the "*Acquiror*"), may, without the consent of the Participant, assume or continue in full force and effect the Company's rights and obligations under all or any portion of the outstanding Units or substitute for all or any portion of the outstanding Units substantially equivalent rights with respect to the Acquiror's stock. For purposes of this Section, a Unit shall be deemed assumed if, following the Change in Control, the Unit confers the right to receive, subject to the terms and conditions of the Plan and this Agreement, the consideration (whether stock, cash, other securities or property or a combination thereof) to which a holder of a share of Stock on the effective date of the Change in Control was entitled (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Stock); provided, however, that if such consideration is not solely common stock of the Acquiror, the Committee may, with the consent of the Acquiror, provide for the consideration to be received upon settlement of the Unit to consist solely of common stock of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Stock pursuant to the Change in Control. The Award shall terminate and cease to be outstanding effective as of the time of consummation or the Change in Control to the extent that Units subject to the Award are neither assumed or continued by the Acquiror in connection with the Change in Control nor settled as of the time of the Change in Control.

9. Adjustments for Changes in Capital Structure.

      Subject to any required action by the stockholders of the Company and the requirements of Section 409A of the Code to the extent applicable, in the event of any change in the Stock effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the stockholders of the Company in a form other than Stock (other than regular, periodic cash dividends paid on Stock pursuant to the Company's dividend policy) that has a material effect on the Fair Market Value of shares of Stock, appropriate and proportionate adjustments shall be made in the number of Units subject to the Award and/or the number and kind of shares or other property to be issued in settlement of the Award, in order to prevent dilution or enlargement of the Participant's rights under the Award. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as "effected without receipt of consideration by the Company." Any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends paid on Stock pursuant to the Company's dividend policy, which shall be treated in accordance with Section 3.3) to which the Participant is entitled by reason of ownership of Units acquired pursuant to this Award will be immediately subject to the provisions of this Award on the same basis as all Units originally acquired hereunder. Any fractional Unit or share resulting from an adjustment pursuant to this Section shall be rounded down to the nearest whole number. Such adjustments shall be determined by the Committee, and its determination shall be final, binding and conclusive.

10. **Rights as a Stockholder, Director, Employee or Consultant.**

The Participant shall have no rights as a stockholder with respect to any shares which may be issued in settlement of this Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions, or other rights for which the record date is prior to the date the shares are issued, except as provided in Section 3.3 and Section 9. If the Participant is an Employee , the Participant understands and acknowledges that, except as otherwise provided in a separate, written employment agreement between a Participating Company and the Participant, the Participant's employment is "at will" and is for no specified term. Nothing in this Agreement shall confer upon the Participant any right to continue in the Service of a Participating Company or interfere in any way with any right of the Participating Company Group to terminate the Participant's Service at any time.

11. **Legends.**

The Company may at any time place legends referencing any applicable federal, state or foreign securities law restrictions on all certificates representing shares of stock issued pursuant to this Agreement. The Participant shall, at the request of the Company, promptly present to the Company any and all certificates representing shares acquired pursuant to this Award in the possession of the Participant in order to carry out the provisions of this Section.

12. **Compliance with Section 409A.**

It is intended that any election, payment or benefit which is made or provided pursuant to or in connection with this Award that may result in Section 409A Deferred Compensation shall comply in all respects with the applicable requirements of Section 409A (including applicable regulations or other administrative guidance thereunder, as determined by the Committee in good faith) to avoid the unfavorable tax consequences provided therein for non-compliance. In connection with effecting such compliance with Section 409A, the following shall apply:

12.1   **Separation from Service; Required Delay in Payment to Specified Employee.** Notwithstanding anything set forth herein to the contrary, no amount payable pursuant to this Agreement on account of the Participant's termination of Service which constitutes a "deferral of compensation" within the meaning of the Treasury Regulations issued pursuant to Section 409A of the Code (the "**Section 409A Regulations**") shall be paid unless and until the Participant has incurred a "separation from service" within the meaning of the Section 409A Regulations. Furthermore, to the extent that the Participant is a "specified employee" within the meaning of the Section 409A Regulations as of the date of the Participant's separation from service, no amount that constitutes a deferral of compensation which is payable on account of the Participant's separation from service shall be paid to the Participant before the date (the "**Delayed Payment Date**") which is first day of the seventh month after the date of the Participant's separation from service or, if earlier, the date of the Participant's death following such separation from service. All such amounts that would, but for this Section, become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date.

12.2   **Other Changes in Time of Payment.** Neither the Participant nor the Company shall take any action to accelerate or delay the payment of any benefits under this Agreement in any manner which would not be in compliance with the Section 409A Regulations.

12.3   **Amendments to Comply with Section 409A; Indemnification.** Notwithstanding any other provision of this Agreement to the contrary, the Company is authorized to amend this Agreement, to void or amend any election made by the Participant under this Agreement and/or to delay the payment of any monies and/or provision of any benefits in such manner as may be determined by the Company, in its discretion, to be necessary or appropriate to comply with the Section 409A Regulations without prior notice to or consent of the Participant. The Participant hereby releases and holds harmless the Company, its directors, officers and stockholders from any and all claims that may arise from or relate to any tax liability, penalties, interest, costs, fees or other liability incurred by the Participant in connection with the Award, including as a result of the application of Section 409A.

12.4   **Advice of Independent Tax Advisor.** The Company has not obtained a tax ruling or other confirmation from the Internal Revenue Service with regard to the application of Section 409A to the Award, and the Company does not represent or warrant that this Agreement will avoid adverse tax consequences to the Participant, including as a result of the application of Section 409A to the Award. The Participant hereby acknowledges that he or she has been advised to seek the advice of his or her own independent tax advisor prior to entering into this Agreement and is not relying upon any representations of the Company or any of its agents as to the effect of or the advisability of entering into this Agreement.

13. **Miscellaneous Provisions.**

      13.1   **Termination or Amendment.** The Committee may terminate or amend the Plan or this Agreement at any time; provided, however, that except as provided in Section 8 in connection with a Change in Control, no such termination or amendment may have a materially adverse effect on the Participant's rights under this Agreement without the consent of the Participant unless such termination or amendment is necessary to comply with applicable law or government regulation, including, but not limited to, Section 409A. No amendment or addition to this Agreement shall be effective unless in writing.

      13.2   **Nontransferability of the Award.** Prior to the issuance of shares of Stock on the applicable Settlement Date, neither this Award nor any Units subject to this Award shall be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to the Award shall be exercisable during the Participant's lifetime only by the Participant or the Participant's guardian or legal representative.

      13.3   **Further Instruments.** The parties hereto agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement.

      13.4   **Binding Effect.** This Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer set forth herein, be binding upon the Participant and the Participant's heirs, executors, administrators, successors, and assigns.

      13.5   **Delivery of Documents and Notices.** Any document relating to participation in the Plan or any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given (except to the extent that this Agreement provides for effectiveness only upon actual receipt of such notice) upon personal delivery, electronic delivery at the e-mail address, if any, provided for the Participant by a Participating Company, or upon deposit in the U.S. Post Office or foreign postal service, by registered or certified mail, or with a nationally recognized overnight courier service, with postage and fees prepaid, addressed to the other party at the address of such party set forth in the Grant Notice or at such other address as such party may designate in writing from time to time to the other party.

      (a)   ***Description of Electronic Delivery.*** The Plan documents, which may include but do not necessarily include: the Plan, the Grant Notice, this Agreement, the Plan Prospectus, and any reports of the Company provided generally to the Company's stockholders, may be delivered to the Participant electronically. In addition, if permitted by the Company, the Participant may deliver electronically the Grant Notice to the Company or to such third party involved in administering the Plan as the Company may designate from time to time. Such means of electronic delivery may include but do not necessarily include the delivery of a link to a Company intranet or the Internet site of a third party involved in administering the Plan, the delivery of the document via e-mail or such other means of electronic delivery specified by the Company.

      (b)   ***Consent to Electronic Delivery.*** The Participant acknowledges that the Participant has read Section 13.5(a) of this Agreement and consents to the electronic delivery of the Plan documents and, if permitted by the Company, the delivery of the Grant Notice, as described in Section 13.5(a). The Participant acknowledges that he or she may receive from the Company a paper copy of any documents delivered electronically at no cost to the Participant by contacting the Company by telephone or in writing. The Participant further acknowledges that the Participant will be provided with a paper copy of any documents if the attempted electronic delivery of such documents fails. Similarly, the Participant understands that the Participant must provide the Company or any designated third-party administrator with a paper copy of any documents if the attempted electronic delivery of such documents fails. The Participant may revoke his or her consent to the electronic delivery of documents described in Section 13.5(a) or may change the electronic mail address to which such documents are to be delivered (if Participant has provided an electronic mail address) at any time by notifying the Company of such revoked consent or revised e-mail address by telephone, postal service or electronic mail. Finally, the Participant understands that he or she is not required to consent to electronic delivery of documents described in Section 13.5(a).

      13.6   **Integrated Agreement.** The Grant Notice, this Agreement, and the Plan, together with the Superseding Agreement, if any, shall constitute the entire understanding and agreement of the Participant and the Participating Company Group with respect to the subject matter contained herein or therein and supersede any prior agreements, understandings, restrictions, representations, or warranties among the Participant and the Participating Company Group with respect to such subject matter. To the extent contemplated herein or therein, the provisions of the Grant Notice, this Agreement and the Plan shall survive any settlement of the Award and shall remain in full force and effect.

13.7   **Applicable Law.** This Agreement shall be governed by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered and to be performed entirely within the State of Delaware.

13.8   **Counterparts.** The Grant Notice may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Exhibit 21.1

LIST OF SUBSIDIARIES
OF
NV5 GLOBAL, INC.

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization	Parent	Names under which such Subsidiaries Do Business
NV5 Holdings, Inc.	Delaware	NV5 Global, Inc.	NV5
NV5, Inc.	California	NV5 Global, Inc.	NV5 Global Realty Services, GRS
NV5 West, Inc.	Delaware	NV5 Global, Inc.	NV5
NV5, Inc.	Delaware	NV5 Global, Inc.	NV5
NV5 Northeast, Inc.	Delaware	NV5 Global, Inc.	NV5
NV5, LLC	North Carolina	NV5 Global, Inc.	AK Environmental
NV5 Consultants, Inc.	Massachusetts	NV5 Global, Inc.	Joslin Lesser & Associates
NV5, Inc.	New Jersey	NV5 Global, Inc.	RBA, NV5 New York-Engineers, Architects, Landscape Architects and Surveyors; NV5-Connecticut, NV5-Architecture
NV5 Consultants, Inc.	Minnesota	NV5 Global, Inc.	NV5 Sebesta
Dade Moeller and Associates, Inc.	North Carolina	NV5 Global, Inc.	NV5
J.B.A. Consulting Engineers, Inc.	Nevada	NV5 Global, Inc.	NV5
JBA Consulting Engineers (Asia) Limited	Hong Kong	NV5 Global, Inc.	NV5
JBA Consulting Engineers (Asia) Limited	Macau	NV5 Global, Inc.	NV5
Hanna Engineering, Inc.	California	NV5 Global, Inc.	NV5
CivilSource, Inc.	California	NV5 Global, Inc.	NV5

Bock and Clark Corporation	Delaware	NV5 Global, Inc.	NV5
Holdrege and Kull Consulting Engineers and Geologists	California	NV5 Global, Inc.	NV5
Energenz Consulting LTD	Hong Kong	NV5 Global, Inc.	NV5
Energenz Consulting, LLC	Delaware	NV5 Global, Inc.	NV5
NV5 Planning and Design, Inc.	Massachusetts	NV5 Global, Inc.	RDK, RDK Engineers
Marron and Associates, Inc.	New Mexico	NV5 Global, Inc.	NV5
NV5 LTD (HK)	Hong Kong	NV5 Global, Inc.	CSA
NV5 Engineers and Consultants, Inc.	North Carolina	NV5 Global, Inc.	Calyx, TerraTech
CHI Engineering Services Incorporated	New Hampshire	NV5 Global, Inc.	CHI
The Sextant Group, Inc.	Pennsylvania	NV5 Global, Inc.	NV5
Alta Environmental, L.P.	California	NV5 Global, Inc.	NV5
GeoDesign, Inc.	Oregon	NV5 Global, Inc.	NV5
WHPacific, Inc.	Alaska	NV5 Global, Inc.	NV5
Geospatial Holdings, Inc.	Delaware	NV5 Global, Inc.	NV5
Aero-Metric Holdings Corp	Indiana	NV5 Global, Inc.	NV5
NV5 Geospatial, Inc.	Wisconsin	NV5 Global, Inc.	NV5 Quantum Spatial, Inc.
NV5 Consultants India Private Limited	India	NV5 Global, Inc.	NV5 Quantum Spatial, Inc.
Quantum Spatial Canada	Canada	NV5 Global, Inc.	NV5
Mediatech FZ, LLC	Dubai, UAE	NV5 Global, Inc.	NV5

The NV5 Information Technology Consultants, LLC	Dubai, UAE	NV5 Global, Inc.	NV5 Mediatech
NV5 Malaysia, SDN, BHD	Malaysia	NV5 Global, Inc.	NV5
Industrial Design Associates International (Hong Kong) Limited	Hong Kong	NV5 Global, Inc.	NV5
IDA Engineering Private Limited (India)	India	NV5 Global, Inc.	NV5
Industrial Design Associates International PTE. LTD.	Singapore	NV5 Global, Inc.	NV5
Geodynamics, LLC	North Carolina	NV5 Global, Inc.	NV5
PES Environmental, Inc.	California	NV5 Global, Inc.	NV5
Sage Renewable Energy Consulting, Inc.	California	NV5 Global, Inc.	NV5
AT Advanced Technologies Asia Pacific Pte. Ltd.	Singapore	NV5 Global, Inc.	NV5
Optimal Energy, LLC	Delaware	NV5 Global, Inc.	NV5
Continental Mapping Acquisition Corp.	Delaware	NV5 Global, Inc.	NV5
Axim Geospatial, LLC	Delaware	NV5 Global, Inc.	NV5
Geographic Information Services, Inc.	Alabama	NV5 Global, Inc.	NV5
TSG Solutions, Inc.	Delaware	NV5 Global, Inc.	NV5
NV5 Geospatial Solutions, Inc.	Colorado	NV5 Global, Inc.	NV5
NV5 Geospatial Solutions UK Limited	UK	NV5 Global, Inc.	NV5
NV5 Geospatial Solutions KK	Japan	NV5 Global, Inc.	NV5
NV5 Geospatial Solutions Italia s.r.l.	Italy	NV5 Global, Inc.	NV5
NV5 Geospatial Solutions GmbH	Germany	NV5 Global, Inc.	NV5
NV5 Geospatial Solutions France SARL	France	NV5 Global, Inc.	NV5

NV5 Geospatial Solutions B.V.	Netherlands	NV5 Global, Inc.	NV5
Geospatial Holdings, GmbH	Germany	NV5 Global, Inc.	NV5
Red Technologies (S) Pte. Ltd.	Singapore	NV5 Global, Inc.	NV5
Red Group (M) Sdn. Bhd.	Malaysia	NV5 Global, Inc.	NV5
NV5 Philippines Corp	Philippines	NV5 Global, Inc.	NV5

As of December 30, 2023. Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of NV5 Global, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-212149 and 333-271873 on Form S-3 and Registration Statement Nos. 333-187963, 333-212150, 333-212159, 333-233627, and 333-272900 on Form S-8 of our reports dated February 23, 2024, relating to the financial statements of NV5 Global, Inc. and the effectiveness of NV5 Global, Inc.'s internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 30, 2023.

/s/ Deloitte & Touche LLP

Miami, Florida

February 23, 2024

Exhibit 31.1

<u>**CERTIFICATION**</u>

I, Dickerson Wright, certify that*:*

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 30, 2023 of NV5 Global, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2024

/s/ Dickerson Wright
Dickerson Wright
Chairman & Chief Executive Officer,
(Principal Executive Officer)

Exhibit 31.2

<u>**CERTIFICATION**</u>

I, Edward H. Codispoti, certify that*:*

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 30, 2023 of NV5 Global, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2024

/s/ Edward H. Codispoti

Edward H. Codispoti
Chief Financial Officer,
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of NV5 Global, Inc. (the "Company") on Form 10-K for the fiscal year ended December 30, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Dickerson Wright, Chief Executive Officer of the Company, and Edward H. Codispoti, Chief Financial Officer of the Company, each certify, to the best of his knowledge, pursuant to Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 23, 2024

/s/ Dickerson Wright
Dickerson Wright
Chairman & Chief Executive Officer

Date: February 23, 2024

/s/ Edward H. Codispoti
Edward H. Codispoti
Chief Financial Officer

This certification accompanies this Annual Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent the Company specifically incorporates it by reference.

A signed original of this written statement required by Rule 13a-14(b) or 15d-14(b) of the Exchange Act and Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 97.1



Clawback Policy

This Clawback Policy (this "***Policy***") has been adopted by the Board of Directors (the "***Board***") of NV5 Global, Inc. (the "***Company***") in light of the effective date of October 10, 2023 (the "***Effective Date***") of the listing requirements adopted by the NASDAQ Stock Market LLC ("***NASDAQ***") in the form of Listing Rule 5608 ("***Rule 5608***") that implements the incentive-based compensation recovery requirements set forth in Section 10D of the Securities Exchange Act of 1934 (the "***Exchange Act***"), as added by Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. This Policy shall be filed as an exhibit to the Company's Annual Report on Form 10-K pursuant to Item 601(b)(97) of Regulation S-K.

I. ***Recovery of Excessive Incentive-Based Compensation***. In the event that following the Effective Date the Company is required to prepare an accounting restatement that (i) corrects errors that are material to previously issued financial statements or (ii) corrects errors that are not material to previously issued financial statements but would result in a material misstatement if the error were recorded in the current period or left uncorrected in the current period (either such event, a "***Triggering Event***"), the Company will use reasonable efforts to recover, subject to the terms of this Policy, from any current or former Officer of the Company who was paid or granted Incentive-Based Compensation on or after the Effective Date, all Excessive Incentive-Based Compensation.

II. ***Exceptional Circumstances***. Should the recovery of Excessive Incentive-Based Compensation be impractical due to either (i) the direct expense paid to a third party to assist in enforcing the policy exceeding the amount to be recovered or (ii) such recovery causing a broad-based retirement plan to fail to meet the tax-qualification requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a), then the Board may determine not to pursue such recovery so long as the Company has made a reasonable attempt to effect such recovery and provided supporting documentation regarding such efforts to NASDAQ.

1. ***Definitions***. For purposes of this Policy, the following terms have the meanings indicated, in addition to the other terms defined herein:

(a) "***Excessive Incentive-Based Compensation***" means the amount of Incentive-Based Compensation paid or granted by the Company or any subsidiary of the Company to an Officer on or after the Effective Date in excess of what would have been paid or granted to that Officer under the circumstances reflected by the accounting restatement, in the reasonable judgement of the Board.

(b) "***Financial Reporting Measures***" means the measures that are determined and presented in accordance with the accounting principles used in the Company's financial statements, and any measures that are derived wholly or in part from such measures, as well as the Company's stock price and total shareholder return.

(c) "***Incentive-Based Compensation***" means, with respect to any Officer, any compensation that is granted, earned, or vested based wholly or in part upon the attainment of any financial reporting measure. For purposes of clarity, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to financial reporting measures, do not constitute Incentive Based Compensation

(d) "***Officer***" means all individuals appointed as such for purposes of Section 16(a) of the Securities Exchange Act of 1934, as amended, by the Board of Directors.

2. ***Process***. Following the occurrence of a Triggering Event, the Board, after considering the recommendations of the Compensation Committee of the Board, will review each Officer's Incentive-Based Compensation and take prompt and reasonable action in accordance with this Policy to seek recovery of all Excessive Incentive-Based Compensation. There shall be no duplication of recovery under this Policy and any of 15 U.S.C. Section 7243 (Section 304 of the Sarbanes-Oxley Act of 2002) or Section 10D of the Exchange Act.

3. ***Interpretation of this Policy; Determinations by the Board***. The Board may at any time in its sole discretion supplement or amend any provision of this Policy in any respect, repeal this Policy in whole or part or adopt a new policy relating to recovery of incentive-based compensation with such terms as the Board determines in its sole discretion to be appropriate. The Board has the exclusive power and authority to administer this Policy, including, without limitation, the right

and power to interpret the provisions of this Policy and to make all determinations deemed necessary or advisable for the administration of this Policy, including, without limitation, any determination as to (a) whether a Triggering Event has occurred; and (b) what constitutes Excessive Incentive-Based Compensation. All such actions, interpretations and determinations that are taken or made by the Board in good faith will be final, conclusive, and binding.

4. ***Limitation on Period for Recovery***. The Board may seek recovery of any Excessive Incentive-Based Compensation received in the three (3) completed fiscal years preceding the accounting restatement if the Board determines that the Company is required to prepare the accounting restatement due to the Company's material noncompliance with any financial reporting requirement under the U.S. federal securities laws. For purposes of determining when any such Excessive Incentive-Based Compensation was received by any Officer, Incentive-Based Compensation is deemed received in the fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the grant or payment of the Incentive-Based Compensation occurs after the end of that period. For Incentive-Based Compensation based on stock price or total shareholder return, the Compensation Committee of the Board of Directors can use a reasonable estimate of the effect of the restatement on the applicable measure to determine the amount to be recovered.

5. ***Other Recoupment Rights***. The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement, as a condition to the grant of any benefit thereunder, require an Officer to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

6. ***Effective Date***. This Policy shall be effective as of the date it is adopted by the Board and shall apply to Incentive-Based Compensation that is received (as determined pursuant to Rule 5608) on or after the Effective Date.



EXECUTIVE OFFICERS

DICKERSON WRIGHT, PE
Executive Chairman

ALEXANDER A. HOCKMAN, PE
Co-Chief Executive Officer

BEN HERAUD
Co-Chief Executive Officer

DONALD C. ALFORD
Executive Vice President

RICHARD TONG
Executive Vice President and General Counsel

EDWARD H. CODISPOTI, CPA
Chief Financial Officer

MARYJO O'BRIEN
Executive Vice President,
Chief Administrative Officer, and Secretary

BOARD OF DIRECTORS

DICKERSON WRIGHT, PE
Executive Chairman
NV5 Global, Inc.

ALEXANDER A. HOCKMAN, PE
Co-Chief Executive Officer
NV5 Global, Inc.

MARYJO O'BRIEN
Director, Executive Vice President,
and Chief Administrative Officer
NV5 Global, Inc.

DENISE DICKINS, PH.D., CPA, CIA
Professor of Accounting and Auditing
East Carolina University

BRIAN FRECKMANN
General Partner, Lyon Street Capital

WILLIAM D. PRUITT, CPA
General Manager, Pruitt Enterprises, LP
President of Pruitt Ventures, Inc.

FRANÇOIS TARDAN
Chief Executive Officer, Leitmotiv Private Equity

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